Exhibit 99.1

annual report and accounts
2004

ICI

	Contents	ICI is one of the world’s major specialty chemicals and paints businesses with products and ingredients developed for a wide range of markets.
1	Financial highlights
2	Statement by the Chairman
and the Chief Executive
6	Group strategy	Our vision is to become the leader in formulation science. We have, and will continue to build, a portfolio of businesses that are leaders within their respective industries, bringing together outstanding knowledge of customer needs with leading edge technology platforms to create and deliver products that provide superior performance.
9	Description of business
20	Operating and financial review
32	Board of Directors and
Executive Management Team
36	Corporate governance
41	Directors’ report
43	Remuneration report
55	Directors’ responsibilities
56	Independent auditor’s report	As a result of significant and sustained performance improvement, ICI aims to be one of the leading creators of shareholder return in its industry, without compromising our commitment to safety, health and the environment and the communities in which we operate.
57	Accounts
119	Selected financial data:
2000 to 2004
122	Transition to International
Financial Reporting Standards
123	Risk factors
126	Shareholder information
130	Definitions
132	Index
133	Forward-looking statements

The Notice convening the Company’s Annual General Meeting in 2005 is on pages 4 to 6 of the Chairman’s letter to shareholders dated 15 March 2005.

The group publishes an annual Sustainability Report which is available on the Group’s website, www.ici.com

A list of definitions appears on pages 130 and 131 of this report.

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FINANCIAL HIGHLIGHTS	1

Turnover – Continuing	Group profit before tax	Group earnings per share†		Net debt
operations	before exceptional items	before exceptional	Total earnings	at 31 December
(note 1, page 64)	and goodwill amortisation	items and goodwill
amortisation
(note 5, page 121)

		Pence per £1	Pence per £1

Financial highlights

	2004	2003		Change
	£m	£m		%

Financial results

Turnover

Continuing operations

International Businesses (National Starch, Quest, Uniqema and Paints)	5,244	5,389		–3

Regional and Industrial less inter-segment sales	357	460		–22

Total	5,601	5,849		–4

Trading profit*

Continuing operations

International Businesses	505	455		11

Regional and Industrial	(26)	(25)		–4

Total	479	430		11

Profit before taxation, exceptional items and goodwill amortisation	397	341		16

Net profit attributable to shareholders of the Company before
exceptional items and goodwill amortisation	259	219		18

Net profit after exceptional items and goodwill amortisation	210	20		n.m.

Earnings and dividends

Earnings per £1 Ordinary Share† (note 5, page 121)

Before exceptional items and goodwill amortisation	21.9p	18.5	p	18

Total earnings	17.8p	1.7	p	n.m.

Dividend per £1 Ordinary Share	7.3p	6.25	p	17

Cash flow	£m	£m

Net cash inflow from operating activities after interest, tax
and dividends	327	327		–

Net cash inflow/(outflow) from investing activities	29	(61)		n.m.

Cash inflow before use of liquid resources and financing	356	266		34

Net debt	920	1,326		31

Interest coverø(times)	5.6	4.7

Return on capital employedø	7.6%	5.8%

*	Trading profit is defined as operating profit before exceptional items and goodwill amortisation.

Throughout this Annual Report, including pages 2 and 3, references to “comparable” performance exclude the effects of currency translation differences and the impact of acquisitions and divestments on the results reported. Reconciliations between “comparable” and “as reported” performance measures are provided on pages 27 and 28.

†	Earnings per £1 Ordinary Share are quoted on an undiluted basis.
ø	ICI’s method of calculating interest cover and return on capital employed is defined on pages 130 and 131.
n.m. – not meaningful.

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2	STATEMENT BY THE CHAIRMAN AND THE CHIEF EXECUTIVE

In 2004, ICI made progress towards its vision of becoming the leader in formulation science. We achieved or exceeded our targets for the year, and, in a generally favourable trading environment, all our businesses grew comparable trading profits and improved trading margins. Cash flow was strong, and we reduced net debt to below £1bn.

Statement by the Chairman and the Chief Executive

2004 was a good year for ICI, aided by a favourable external trading environment – a year in which we met or exceeded our strategic plan financial targets. Trading margins improved from 7.4% to 8.6%, profit before tax, exceptional items and goodwill amortisation was up 16%, and net debt was reduced to below £1bn for the first time since 1996. In 2004 ICI laid solid foundations, although there is still a long way to go before we reach the levels of performance to which we aspire.

Towards the end of 2003 we outlined our strategy, with a strong focus on profitable growth, and set clear financial targets. At the core of our strategy is a belief that ICI can become the leader in formulation science, based on outstanding knowledge of our customers’ needs and the application of leading edge technology. We will execute our strategy by improving executional capability, increasing focus across the business on cost and capital effectiveness and, at the same time, investing differentially in selected markets where we can achieve higher rates of profitable growth.

Progress in 2004
2004 was the first full year in which we have been executing our revised strategy. Many objectives were achieved. We strengthened our business in growth markets in Asia and in the global electronics industry; National Starch and ICI Paints both delivered significant sales and profit growth, and Uniqema’s profits improved markedly despite lower sales. Quest, which had under-performed against expectations for the previous two years, made progress on many fronts and significantly improved its financial performance.

The sale of Quest’s Food Ingredients business was completed in April 2004, an important step which enables the business to concentrate its efforts on developing its core activities in flavours and fragrances. In December 2004, we also announced the sale of National Starch’s Vinamul Polymers business, a manufacturer of emulsion polymers. The sale, completed in February 2005, reflects our view that our resources can be better utilised in businesses with greater potential for profitable growth.

Together, these actions continued to reposition the Group towards market segments where we believe we can maximise value creation for our shareholders.
Peter B Ellwood Chairman, John D G McAdam Chief Executive

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STATEMENT BY THE CHAIRMAN AND THE CHIEF EXECUTIVE	3

Asia remained the most significant growth market for ICI and we continued to invest in the region to capitalise on our strong market positions. In particular, ICI Paints expanded sales and marketing activities into new locations in China, while National Starch continued to develop our adhesives activities in the region, and opened a new starch manufacturing and technical service facility near Shanghai.

We also invested in other high growth markets, at the same time, continuing to develop leading edge technology platforms which allow us to design products that provide superior performance for our customers. We continued to support new product innovation within National Starch for bonding agents and adhesives for semiconductor markets, and developed new fragrance and flavour ingredients to help rebuild Quest’s reputation as one of the creative leaders in its sector. Innovative new paint products are being rolled out around the globe, and Uniqema is introducing advanced performance additives that improve the performance of a range of skin care products.

The increased focus on cost and capital effectiveness, and a more selective approach to investment, helped improve operating performance across the Group. The major restructuring programme announced in 2003 delivered planned savings during the year. Milestones included the closure of two starch plants in the UK and Canada, and major manufacturing efficiency initiatives at key facilities in the US to absorb the consolidated demand. Other profit improvement projects included supply chain and manufacturing initiatives in Paints and Uniqema, which resulted in major savings.

In late 2003, ICI introduced group-wide Executive Boards, covering a variety of functional disciplines, such as procurement, manufacturing, safety, health and the environment, human resources and technology. Their role is to ensure that improvement strategies related to each discipline are effectively implemented across ICI. In 2004, against a backdrop of significant raw material cost inflation in the second half of the year, effective procurement reduced the impact of increases, to the benefit of the businesses and their customers. We also benefited from leveraging shared experiences of manufacturing improvement programmes to accelerate the implementation of new projects. With many initiatives now underway, the positive effect of these functional boards continues to be seen across ICI.

In 2004, we also made progress with legacy issues. In particular, in October we announced the Group’s exit from the Ineos Chlor business, marking the end of a significant chapter in the history of ICI.

People
In March we invited Baroness Noakes to join the Board as a Non-Executive Director. In addition, in July, Charles Knott, Chairman and Chief Executive of Quest, was appointed to the Board as an Executive Director. We also recruited a number of senior managers to augment the existing management team, and took steps to further strengthen our internal talent, launching a series of new development programmes.

The contribution of all employees to ICI’s success in 2004 has been significant. Without their dedication and commitment to achieving progress, the task of implementing ICI’s strategic plan would have been impossible. As we look to the future, their continued support and enthusiasm will be crucial to achieving further mutual success.

Outlook
In our statement in last year’s annual report, we set out the challenge ahead and our commitment to making the decisions that would help achieve our strategic objectives. At the time we expressed the hope that 2004 would be a year of substantial progress in implementing the strategy and improving financial ratios. This has been borne out in the results and the good progress achieved in the year, but there is a lot more to do.

Raw material cost increases were a major feature during the year but good progress was made in securing price increases to mitigate their impact. Further price increases are necessary, but if customer demand remains strong – as generally appears to be the case today – we expect 2005 to be another year of progress.

As a global business, serving a diverse range of stakeholders, we do not regard corporate governance as a distraction, but as something which is at the heart of our effective stewardship, encapsulating as it does being mindful of both our financial responsibility to our shareholders, and the need always to act with the highest standards of integrity and transparency. Together, our shareholders, employees and customers continue to put trust in ICI; we thank them for their ongoing support and hope to report further progress in 2005.

Peter B Ellwood CBE Chairman

John D G McAdam Chief Executive

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4	HIGHLIGHTS

ICI Group

ICI is one of the world’s major specialty chemicals and paints businesses with products and ingredients developed for a wide range of consumer and industrial markets.	The businesses are supported by group functions that provide expertise in specific disciplines, namely, information technology, procurement, human resources, manufacturing, finance, sustainability, safety, health and the environment (SSHE), and applied technology, where real value can be created for ICI’s customers through the application of advanced technology across the Group.

ICI’s specialty products and paints businesses comprise National Starch, Quest, Uniqema and ICI Paints. These businesses serve diverse consumer and industrial markets through some 70 strategic business units, comprising around 180 operating units with an array of market leadership positions across the world. In addition, a number of Regional and Industrial businesses remain in ICI’s portfolio.

Key Group financials

Turnover - Continuing operations		Trading profit - Continuing operations		Group profit before tax	Group net profit
(note 1, page 64)		defined as operating profit before exceptional		before exceptional items	after exceptional items
		items and goodwill amortisation		and goodwill amortisation	and goodwill amortisation

£ millions		£ millions		£ millions	£ millions
	International		International
Group	Businesses	Group	Businesses

The businesses

Regional and
National Starch	Quest	Uniqema	Paints	Industrial
Turnover as a % of Group turnover

Trading profit/(loss) as a % of Group trading profit/(loss), as defined in the table above.

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HIGHLIGHTS	5

National Starch	Contribution to

National Starch markets an immense product range to sectors as diverse as food, healthcare and construction. Four main divisions are grouped around adhesives, specialty starches, specialty synthetic polymers and electronic and engineering materials. Headquarters in the USA, with manufacturing and customer service centres in 37 countries.

£1,870m sales
£219m trading profit†
9.5% return on capital employed*
9,410 employees

Group turnover 2004

Quest

Quest creates and markets flavours and fragrance concepts and solutions for the fast moving consumer goods industries. It makes vital ingredients for foods, snacks, beverages, personal care, fine fragrances, and home hygiene products. Headquarters in the Netherlands, with operations in 36 countries.

£584m sales
£51m trading profit†
5.2% return on capital employed*
3,730 employees

Uniqema

Uniqema concentrates on products which deliver
specific effects that influence how customers’
products feel or perform. The formulation of
personal care ingredients, natural and synthetic
lubricants and polymers are areas of particular expertise. Headquarters in the Netherlands, with manufacturing in 12 countries.

£629m sales
£19m trading profit†
1.7% return on capital employed*
2,800 employees

ICI Paints

With some of the world’s top paint and decorative
product brands, ICI Paints aims to inspire consumers
to transform their surroundings with performance
products and colour. It makes products to prepare
and care for all building materials, and also provides
coatings for cans and packaging. Headquarters in the
UK, with manufacturing in 25 countries.

£2,161m sales
£216m trading profit†
13.8% return on capital employed*
15,330 employees

Regional and Industrial

ICI has a number of regional and industrial businesses
representing elements of the Group’s historic activities
in bulk chemicals. Principal operations are in Pakistan,
Argentina and India and include activities in pure
terephthalic acid, polyester staple fibre, rubber products,
wine additives and soda ash.

£375m sales
£(26)m trading loss†
(10.1)% return on capital employed*
2,220 employees

†	Trading profit/(loss) is defined as operating profit/(loss) before exceptional items and goodwill amortisation.
*	ICI’s method of calculating return on capital employed is defined on page 131.
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6	GROUP STRATEGY

History	Balance of activities

Background and recent history
Over the past eight years ICI has established a portfolio of specialty chemicals and coatings businesses through a number of acquisitions and disposals. Since 1997 the Group has bought and sold businesses worth in excess of £12bn and has repositioned itself towards higher added-value sectors of the chemicals industry.

The transformation of ICI’s core operations is now essentially complete. However, the Group will continue to seek opportunities to grow its business both organically and through small, strategic bolt-on acquisitions, thereby strengthening its portfolio.

Spread and balance of ICI’s activities
ICI is headquartered in the UK, where it also has a number of major manufacturing activities. Outside the UK, operations are conducted by locally managed subsidiary companies staffed almost entirely by nationals of the country concerned. Eighty-six per cent of the employees of ICI’s businesses are located outside the UK.

The Group has operations in over 50 countries around the world and its customers are spread across a diverse range of product sectors; from foods and beverages to detergents and other domestic products; from semi-conductors and mobile phones to paper and packaging.

No one sector dominates ICI’s customer base and no one customer represents a material proportion of Group turnover.

1 Contribution to Group turnover by businesses 2 Turnover by customer location 3 Turnover by market sector

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GROUP STRATEGY	7

Strategy

ICI strategic matrix
ICI’s vision is to develop leadership in formulation science. Central to this vision is building a portfolio of businesses that are leaders within their respective industries, bringing together outstanding knowledge of customer needs with leading edge technology platforms to provide a distinctive competitive advantage for ICI’s customers.

As part of the 2003 strategic review, the individual business units of ICI were reviewed and evaluated in terms of market attractiveness, competitive position, and financial characteristics. Each business was then mapped onto a two by two matrix. This strategic matrix now drives generic strategy development across ICI. Strategies for those businesses within the “grow aggressively” segment are focused on profitable sales growth, whereas those for businesses within the “maintain selectively” segment emphasise improvement in cost and capital effectiveness.

The strategic review identified significant opportunities for creating and capturing additional value from three principal sources:

•	Differentiated resource allocation Investing in technology and marketing in those businesses where sustainable competitive advantage can be created.

•	Cost and capital effectiveness
Achieving a step-change in cost and capital effectiveness for ICI overall; in the near term through the successful delivery of the 2003 restructuring programme, and sustainably through changing organisational, cultural, and behavioural norms in ICI to consistently improve effectiveness.

•	Strategy execution A greater focus on strategy execution; delivered by upgrading operational capabilities and enhancing rewards for short-to medium-term performance delivery.

Strategic plan targets
Underpinned by a set of specific strategic thrusts, the delivery of sustained performance improvement and the achievement of clear financial targets should enable ICI to deliver significant improvements in shareholder return.

ICI strategic matrix†	Strategic plan targets

Targets

	Sales growth	Average sales (turnover) growth at, or better than, the growth in real GDP over the four-year period 2004 to 2007.

	Group trading margin expansion	Increase by an average of 0.5% per annum from 2003 to 2007.

	Improved return on capital employed	Improve by an average of 1% per annum, to around 10% in 2007.

	Cash flow	Generate positive cash flow before acquisitions and divestments on a sustainable basis from 2005 onwards.

† Only major business units shown	Definitions of terms appear on page 131.

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8	GROUP STRATEGY

Strategic progress in 2004

ICI made good progress in 2004, with the Group starting to derive benefits from implementing its revised strategy. Progress towards the strategic plan targets was strong, aided by the improved external environment.

Group comparable sales growth for the year was 7%. Within that, comparable sales for businesses which we intend to “grow aggressively” increased by 11%. Comparable sales for businesses in the “grow selectively” and “maintain aggressively” segments grew by 7% and 5%, respectively, whereas comparable sales growth for businesses which we intend to “maintain selectively”, and where the strategic emphasis is on improving cost and capital effectiveness, grew by 2%. Trading margins improved in all segments.

Regionally, the strategy emphasises development of the Group’s businesses in Asia. In 2004, comparable sales growth in Asia for the International Businesses of 14% was achieved, reflecting a buoyant external environment, the well developed market positions of the Group’s adhesives and paints businesses, and further investment in people, marketing and fixed assets. As a consequence, in 2004, sales in Asia were £1.325bn, 24% of the Group total.

The increased focus on cost and capital effectiveness underpinned the improvement in Group trading margins from 7.4% in 2003 to 8.6% in 2004. In particular, delivery of cost savings from the restructuring initiatives first announced in 2003 remained on track overall, with savings of £72m achieved in 2004. Notable developments included the closure of two starch manufacturing facilities in the UK and Canada, and a major product rationalisation and supply chain re-engineering programme in Uniqema.

A further improvement in working capital efficiency and continued tight control of capital expenditure contributed to an improvement in the Group’s return on capital employed from 5.8% in 2003 to 7.6% in 2004. They were also critical in the delivery of a positive cash flow before acquisitions and divestments in 2004, a year ahead of the strategic plan target.

Reshaping of the portfolio also continued during the year. In April the Quest Food Ingredients business was sold to Kerry Group plc for £249m; in October 18.9% of the issued shares of Pakistan PTA Ltd were sold by private placement, raising £26m; and, also in October, ICI exited from Ineos Chlor, eliminating further financial commitments. Finally, in December, we announced the sale of National Starch’s Vinamul Polymers business to Celanese for £111m. The transaction was completed in February 2005.

•	This chart shows the change in comparable sales for the International Businesses by strategic quadrant from 2003 to 2004.
•	Sizes reflect proportion of total International Businesses’ sales in the quadrant.

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DESCRIPTION OF BUSINESS	9

National Starch

Background
National Starch, which accounted for 33% of the Group’s sales in 2004, is a global leader in industrial adhesives and specialty food starches. In addition, the business has strong positions in electronic materials and specialty polymers. It provides many specialty ingredients for attractive, relatively non-cyclical markets.

National Starch produces thousands of technically advanced products and operates an international network of 154 manufacturing and customer service centres, located in 37 countries on six continents. The Group believes that National Starch’s position in these markets has been achieved through its strong polymer technology and application understanding, both natural and synthetic, and a high degree of technical support for its customers.

National Starch is headquartered in Bridgewater, New Jersey, USA, with regional offices in the UK (Europe) and Singapore (Asia). Major manufacturing facilities are located in the USA, Canada, the UK, Germany, the Netherlands, Poland, Japan, Thailand, Korea, China and Brazil, with further manufacturing facilities located in 21 other countries around the world.

Strategy
National Starch’s strategy focuses on delivering value through three main activities:

•	building on strengths in areas where it has good opportunities for profitable growth

•	delivering innovative new products to its customers, and

•	continually improving cost efficiency particularly in its more mature businesses

Consistent with the ICI strategic matrix, National Starch allocates resources preferentially to those businesses within the “grow aggressively” segment. These include the Electronic Materials business, and the Starch and Adhesives businesses in Asia. The disposal of the Vinamul emulsion polymers business – a “maintain selectively” business – was announced in 2004.

Brief description of activities
National Starch is one of the largest producers of specialty adhesives in the world, including those based on both natural and synthetic polymers, water-borne, hot melts and 100% solids products.

The adhesives division’s products are used to seal cases and cartons and to fix labels to bottles and cans. Paper applications include laminating, bag making, tissue, paper tube winding and box manufacturing. Adhesives are also used in bookbinding, envelopes, magazines, and remoistenable stamps. Adhesives are also critical components in the performance of disposable nappies/diapers, personal sanitary products and disposable hospital supplies.

Pressure sensitive adhesives are used to manufacture self-adhesive tapes, labels, decals, and transdermal drug delivery patches.

National Starch’s adhesives and primers are used in the assembly of sports shoes and for assembly operations in the woodworking, construction, recreational vehicle and transportation industries.

For the corrugating industry, specialty carrier starches provide bond strength for adhering board to corrugating medium and contribute to increased production and reduced waste. They improve the overall quality and water resistance of shipping cases. Specialty synthetic polymer products add increased water resistance for more demanding applications.

National Starch also manufactures a wide range of specialty starches, focused principally on food and industrial applications. In food applications they enhance texture and appearance and provide effects which enable end-consumer products to withstand the rigours

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10	DESCRIPTION OF BUSINESS

of ultra-high temperature processing, microwave cooking, freeze/thaw cycles and extended storage. Principal industrial applications include the pulp and paper industry where starches provide strength and contribute to productivity enhancements. Specialty surface size starches increase runnability in the size press and printability on the end user’s printing press, while replacing more costly additives.

In the specialty food ingredients area National’s products are used for fruit preparations, canned foods, binders for meat and fish products and pet foods and a range of coating agents to control texture, crispiness and appearance in battered foods. Products are also used to improve the quality and stability of a range of dairy foods. National Starch’s stabilisers and thickeners are used to control the viscosity, stability, mouth-feel and texture of a wide variety of sauces and salad dressings. In the bakery market, the division’s ingredients are used to control moisture retention, texture and structure of baked doughs and their fillings. Encapsulation products encapsulate flavours and fragrances and stabilise flavour emulsions.

National Starch has multiple capabilities in specialty synthetic polymers, resins and redispersible powders for markets as diverse as personal care, construction, water treatment, detergents, paper coatings and apparel. Specialty polymers improve the holding power in hair sprays and gels and the manageability and softness of mousses, conditioners, shampoos and other styling aids. They are also used to thicken and emulsify cosmetic and beauty products and increase the functionality of sunscreens, hand and body creams and lotions.

Products also include dispersants, anti-scalants and detergent builders, as well as thickeners for the carpet, adhesive and detergent industries. The division’s Elotex operation also manufactures redispersible powder polymers, which improve the adhesion, flexural strength, insulation properties and shrink-resistance of cements, grouts, adhesives and other construction products.

The electronic and engineering materials division manufactures, markets and sells adhesives, encapsulants, specialty coatings and process lubricants used in the manufacture of electronic, automotive, medical, aerospace and other equipment and components.

Within the division, Ablestik supplies adhesives and encapsulants used for semiconductor packaging and microelectronic assembly. Products include adhesive pastes, printable paste and films, and underfill encapsulants. Acheson electronic materials supplies thick film materials and specialty coatings used in keyboards and switches, printed circuits, and other electronic components. Emerson & Cuming supplies adhesives, encapsulants, and coatings used in circuit assembly and in fabrication of electronic, electrical, and electromechanical components. Tra-Con provides adhesives and coatings in single-use and other specialty packages serving a broad range of industrial customers. Acheson DAG supplies process lubricants and application systems used in metalworking and casting.

Markets and distribution
Specialty products manufactured by National Starch are sold mainly by direct sales forces, alliances and distributors. Customers are primarily other manufacturers, in a range of markets from consumer-oriented manufacturers of branded goods in the food and personal care sectors to those involved in papermaking and packaging industries.

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DESCRIPTION OF BUSINESS	11

Raw materials

The primary raw materials used by National Starch are petrochemical based raw materials, corn and tapioca. National Starch’s main chemical raw material is vinyl acetate monomer.

Developments in 2004
National Starch made good progress in 2004 developing its businesses through selected capital and revenue investments. The food starch business expanded its manufacturing capability in Asia with a new world-class production facility in Shanghai, China. It also opened a Process Innovation Centre in Bridgewater, New Jersey, to facilitate the development of a range of specialized carbohydrate-based ingredients for natural, clean-label foods and nutrition products. In mid 2004, the food starch division increased the production capacity for ‘Hi-maize’ resistant starch by a third. ‘Hi-maize’, the only natural, granular resistant starch available in the United States, has been formulated into many low-carbohydrate foods because of its ease of use, its natural identity and its strong clinical support.

The food starch business also expanded its crop identity-preservation programme and implemented ‘Truetrace’ to verify the non-genetically modified organism (non-GMO) status of food ingredients made from corn grown in the United States. ‘Truetrace’ provides customers with traceability for National’s food ingredients at all stages of their development, from seed to crop, to production and distribution.

Revenue investments included the development and launch of a number of important new products. In 2004, the adhesives division introduced its ‘Cool-Lok’ hot melt adhesives in pastille form, which is expected to improve product performance in customers’ manufacturing facilities. Other new products included the ‘Aerobond’ 12-200A adhesive, developed to provide board laminators with a formulation that will maximize line speed and adhesion.

New food starch products introduced in 2004 included ‘Novation’ Prima, an exceptionally stable functional native starch that delivers superior freeze-thaw and shelf-life stability. The clean-label Prima products enable food manufacturers to make simple “starch” declarations on their labels in the U.S. and “ingredient” rather than “additive” classifications in the European Union. National also introduced ‘Elleggance’, an egg replacement system designed to replace whole eggs, egg yolks and egg whites in a wide range of baked goods. ‘Elleggance’ exhibits superior textural and organoleptic properties, typical of high-quality baked goods containing eggs, is easy to use, lowers production costs, eliminates egg-related processing safety issues and lowers cholesterol content.

In the US, the division introduced ‘Novomega’ encapsulated Omega-3, an encapsulated long-chain Omega-3 fatty acid in powder form, extending the range of food applications for the “heart-healthy” ingredient. ‘Novomega’ is the result of joint agreement between National Starch and Omega Protein. The product can be easily added to baked goods without affecting their taste, texture or aroma.

New products introduced by the specialty synthetic polymers division, included ‘Nsight’ natural clarification polymers, a new generation of naturally sourced starch chemistries designed for the water and wastewater treatment market.

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12	DESCRIPTION OF BUSINESS

Quest

Within electronic materials, Ablestik introduced ‘Ableflex’ 6200 series printable paste adhesives to meet customer requirements for increased performance and lower package costs in board-on-chip assemblies, which are expected in the next two years to become the mainstream for high speed DRAM devices used in computer memory. ‘Ableflex’ 6200 adhesives offer customers higher reliability and reduce overall packaging costs by 20% compared with tape adhesives currently used. Emerson & Cuming introduced the new E 1218 series of CSP underfill encapsulants, targeted at high volume manufacturers in the handheld and computer electronics industries. E 1218 series underfills not only improve the quality and life of laptop computers and giga-byte sized digital audio players, but also help customers increase their yield and throughput, reduce cost, and enable rework of failed components. Emerson & Cuming also introduced a new termination coating, ‘Eccocate’ C 910-3, for use in multi-layered ceramic capacitors.

Background
Quest is one of the world leaders in the creation, application and production of flavours and fragrances for a wide variety of consumer brands. In 2004 Quest accounted for 10% of the Group’s sales. The business is headquartered in Naarden, the Netherlands, and is organised around two operating divisions, Flavours and Fragrances. Each division accounts for around half of Quest’s ongoing turnover (excluding sales of the divested food ingredients business).

The Flavours division is also headquartered in Naarden. The Fragrance division’s headquarters is in Ashford, in the UK. Major manufacturing facilities are located in the Netherlands, the UK, USA, Mexico, France, Australia and Indonesia, with smaller manufacturing facilities in eight other countries. Quest has its own sales distribution network in 32 countries and is represented elsewhere by sales agents.

Science, innovation and creativity are the key pillars of Quest’s research effort, with innovation at the heart of Quest’s business. It designs and develops new flavour and fragrance ingredients and compounds that create a distinctive sensory impact. This demands a complex, artistic and technical process, combining the knowledge and skill of Quest’s perfumers and flavourists with the expertise of its application and research chemists. Quest has research centres at Ashford and Naarden, and product development teams at six other sites around the world. Quest also benefits from being part of the wider ICI Group and the science base that is available to support innovation.

Strategy
Quest operates in markets that ICI believes present attractive growth opportunities. Within the ICI strategic matrix, both the Flavours and Fragrances business are therefore positioned in the “grow aggressively” segment. The Group believes that Quest’s competitive position is based on four distinctive strengths.

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DESCRIPTION OF BUSINESS	13

These are:

•	the quality of its customer relationships and consumer understanding;

•	the creative skills of its perfumers and flavourists;

•	the technological advances resulting from its research and development; and

•	the customer service and support provided by its marketing and application groups as well as its global network of servicing units.

These strengths enable Quest to assist its customers in making their products and brands successful. Within the overall Group strategy, Quest’s strategy is to continue to build on these strengths, while:

•	focusing on growth with key customers;

•	investing in consumer understanding;

•	creating and making best use of an effective and efficient innovation process; and

•	working to ensure operational excellence in both service levels and costs by focusing on appropriate parts of the value chain and by continuous process improvement.

Brief description of activities
Quest’s innovative flavours and fragrance products consist of compounds of blended ingredients created by expert flavourists, perfumers and scientists. Certain of these compounds contain molecules which have been created by Quest’s chemists and which add distinctive characteristics to its products. Quest also has a strong presence in nature-identical flavours for sweet and culinary applications.

Fragrance ingredients are the scented building blocks of the fragrance formulae. They can also contribute additional technical characteristics, such as deodorisation or insect repellence, to the finished compound.

In both divisions finished products are manufactured through a compounding process that, whilst relatively non-capital intensive, demands high degrees of precision in dosage control, ingredient traceability and cleanliness. Proprietary knowledge of formulae and processes is retained by the business and secures strong product differentiation. Critical to the success of the business is researching consumer trends, developing successful molecules and ingredients and delivering the expertise of the flavourist or perfumer to the customer in the finished product.

Raw materials

Quest purchases thousands of different raw materials from sources across the world. The main natural raw materials are extracts and concentrates from fruits, vegetables and other flora as well as animal products and essential oils. Synthetic raw material purchases are mostly organic chemicals.

The flavours business is organised around several key markets and global customer accounts. The principal markets are sweet and savoury foods and beverages.

Similarly, the fragrance business is organised around key product applications and accounts. The principal markets are personal care, homecare products, fine fragrance, and oral care.

Developments in 2004
In the second quarter of 2004 Quest divested its food ingredients business, which together with the flavours business had previously made up the food division. The food ingredients business had been categorised within ICI’s strategic framework as “maintain selectively”.

The flavour product portfolio was enhanced with a number of new product launches in 2004. ‘Dairy Designer’, a range of fermented dairy extracts, was launched to enable modification of taste and aroma characteristics of dairy products

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14	DESCRIPTION OF BUSINESS

Uniqema

that are incompatible with current flavour systems. Within ‘Citrusense’, Quest’s range of citrus flavours, new cultivars, add backs and topnotes were developed to help beverage customers to launch distinguishable products, underpinning Quest’s position and progress in the citrus market segment. ‘Coffeesense’ was launched globally to facilitate the ongoing diversification in coffee flavours both for coffee and other beverage applications. ‘Quisine’ is a new range of culinary flavours that give authentic taste to industrial cooked food. The ‘Quisine’ range demonstrates Quest’s creativity in capturing different cooking techniques in authentic taste profiles, respecting culture and local preferences of consumers around the world.

During 2004 Quest completed a new Research and Development centre in Naarden. In September a significant customer event was organized to showcase the new facilities, focusing on Quest’s flavour application and research capabilities under the theme – “Quest is back and better”.

In the fragrance business, Quest continued to offer clients unique propositions. The consumer-understanding programme proved to be a key differentiator with clients in terms of insight into their fragrances and brands. The tool has been extended from fine fragrance for use in research in home and personal care products, allowing targeted development of perfumes and marketing for these areas.

In 2004, the business extended its position further with a number of key clients. Growth of the fine fragrance business was sustained by successfully winning a number of high profile brands such as ‘Beyond Paradise Men’ and ‘True Star’ from the Estee Lauder Companies, ‘Curious’ from Elizabeth Arden and ‘Echo Women’ from Lancaster.

Background
Uniqema is a leading manufacturer of surfactants, oleochemicals and derivates with major operations in North America and Europe. In 2004 Uniqema accounted for 11% of ICI’s sales.

The business supplies a broad range of base and specialty chemicals into a wide range of end markets and applications. Its market scope includes polymers, lubricants, personal care, health care, process intermediates, crop protection, oilfield, textiles, polymer additives and cleaning.

Strategy
ICI believes that Uniqema’s strength is its strong market position in the synthetic lubricants, personal care and the European and US oleochemicals sectors. Within the overall Group strategy, Uniqema’s businesses are predominately within the “maintain selectively” segment of the strategic matrix. As such, Uniqema’s strategy includes growth in selected, niche markets, but focuses on improving its operational cost base through manufacturing site rationalisation and reducing overhead costs.

Brief description of activities
ICI believes that Uniqema has a strong position in synthetic lubrication. It manufactures and markets a wide range of synthetic basestocks and ingredients which are formulated into engine, compressor, gear hydraulic and process oils and fluids, where high performance or environmental characteristics are required. Products are frequently tailored to specific customer requirements. ICI also believe that Uniqema is a leader in synthetic refrigeration lubricants, to which it provides worldwide technical support.

As a prominent player in the personal care market, Uniqema provides ingredients for skin care, hair care, oral care and toiletries. These include new vegetable-based products for skin care formulations, mild ingredients for cleansing formulations and functional ingredients for skin repair products and UV protection products.

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DESCRIPTION OF BUSINESS	15

Uniqema also supplies process intermediates based on natural fats and oils such as coconut, palm kernel and rape seed, which are split to yield fatty acids and by-product glycerine. Further processing of fatty acids yields a range of higher added-value products, such as surfactants, soaps, lubricants and polymers.

Raw materials

The raw materials for Uniqema include a wide range of both renewable (palm oil, rape-seed oil and tallows) and petrochemical based (ethylene oxide and propylene oxide) raw materials.

The headquarters and one of the major operating centres of Uniqema is in Gouda in the Netherlands. The other major operating centres of Uniqema are in Wilton in the UK, Newcastle Delaware, USA and Kuala Lumpur in Malaysia. Uniqema has a total of 15 manufacturing sites in Europe, North America and Asia Pacific.

Developments in 2004
Uniqema made good strategic progress in 2004 in market conditions that were improved in the USA but remained generally weak in Europe. The restructuring programme launched in 2003 yielded significant benefits from improved manufacturing efficiencies, lower inventories and reduced operating costs. The business commenced a plant rationalisation programme that is expected to be completed in the middle of 2005 with the closure of a manufacturing site in New Jersey, US and the relocation of its production to a larger Uniqema site in Delaware.

A rationalisation of Uniqema’s product range commenced and has yielded good returns, reducing the complexity of Uniqema’s product portfolio. Work also commenced on developing a new channel strategy for supplying Uniqema’s customers across Europe, with the principal benefits expected in 2006.

Selected new products were also launched during the year, reflecting the differentiated resource allocation strategy applied to the business. Where opportunities exist, because of proprietary knowledge and patented products, further value can be created within the portfolio.

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16	DESCRIPTION OF BUSINESS

ICI Paints

Background
ICI Paints is a leading international paint business and accounted for 39% of the Group’s sales in 2004. It concentrates primarily on decorative paint (over 90% of ICI Paints’ sales in 2004) and packaging coatings for food and beverage cans.

ICI Paints’ global business headquarters is located in Slough, in the UK. Major manufacturing facilities are located in the USA, UK, Brazil, Argentina, Germany, the Netherlands, France, China, India and Malaysia. Additional manufacturing facilities are located in 15 other countries. ICI Paints maintains its own sales distribution network in over 30 countries, and sells elsewhere through agents and distributors.

Strategy
The Decorative Paints strategy is essentially one of organic growth, supported by initiatives to improve the quality of the business by leveraging ICI Paints’ international capabilities. ICI Paints also uses its global knowledge and capabilities and applies these effectively in each of the regional and national markets in which it operates.

The strategy of ICI Paints is to maintain and develop its branded leading market positions in the global paints and coatings industry. ICI Paints expects to further develop its strategy by:

•	Profitable growth – channelling scarce resource (revenue expenditure, capital and people) to those areas which will generate best rewards.

•	Innovation – driving for new major differentiated products and services, linking strategic marketing with world leading technical skills.

•	Operational excellence – implementing key restructuring plans and improving planning/operating processes to reduce costs and inventory while improving customer delivery reliability.

•	People and organisation capability development.

Key competencies, which ICI Paints employs across its businesses include:

•	Marketing – identifying areas of significant potential through market understanding and exploiting these through highly professional category and brand management skills.

•	Research and development – supporting the increased emphasis on innovation in products, packaging and services, and targeting high impact cost reductions through leading edge colour, polymer and formulating science.

•	Operations – implementing process improvements and improved delivery reliability by sharing expertise and best practice across its businesses.

•	Procurement – optimising the mix of central contracts using ICI’s total purchasing power and local contracts bringing the advantages of tailored solutions/flexibility.

The regional markets for decorative paint are at different stages of growth and maturity and the ICI Paints strategy reflects this.

The Asia region is one of generally high growth, with paints markets tending to be fragmented, and the real competitive landscape restricted to the country level. To obtain competitive advantage in the region requires the leveraging of capabilities by transferring best practice in innovation, purchasing, marketing and channel development. The key focus of the business is to maintain accelerated profitable growth, with particular focus on China, Vietnam and Thailand.

The European region contains some large mature markets and a number of developing growth markets in Eastern and Central Europe. In the mature markets, ICI Paints has a leading position in the UK, with strong brands underpinned by a focus on innovation. There is significant brand equity with ‘Dulux’, ‘Hammerite’, ‘Cuprinol’ and ‘Polycell’. The focus of the European business is on improvement of product range, expansion in

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DESCRIPTION OF BUSINESS	17

developing markets, reduction of its cost-base and the improvement of operational efficiency and profitability of the Continental European operations.

The Latin American business has strong positions in Brazil, Argentina and Uruguay where brand strength is maintained through capability in marketing and a focus on innovation.

In North America markets are generally mature and ICI has a strong presence in both trade and retail markets. In trade markets the focus is on a marketing strategy which establishes insights to end user needs, and in securing distribution density within metropolitan areas. In the retail business, the value chain is highly consolidated with a few retailers controlling 80% of distribution. ICI Paints has a significant relationship in this market with The Home Depot.

ICI Paints is also a leader in the sale of internal and external coatings for food and beverage cans. It manufactures and distributes a broad product offering of packaging coatings and has significant market positions in both the established markets of Europe and North America and the emerging markets of Asia and Latin America. The focus of this business is on profitable growth in South East Asia and Latin America, exploring opportunities for growth in non-metal packaging, in particular with PET bottle coatings, and in supply chain optimisation.

Technology and innovation are also important factors in the growth of ICI Paints. Success is enhanced by being first to the market with innovative, value-adding products and services that meet market needs. ICI Paints benefits technologically from the colloid, polymer and particle related science base and research carried out by other parts of the Group.

Brief description of activities
The decorative paints business has well-established brands in paint, woodcare, metalcare, adhesives and fillers and these include ‘Dulux’, ‘Glidden’, ‘Devoe’, ‘Valentine’, ‘Coral’, ‘Alba’, ‘Xyladecor’, ‘Hammerite’, ‘Polycell’, ‘Polyfilla’ and ‘Alabastine’.

Paint is manufactured through a mixing process that requires a high degree of control over product measurement, quality control and continuous assessment. Typically manufacturing operations are relatively non-capital intensive and activities can be scaled through additional working-shifts.

Raw materials

Key raw materials for ICI Paints include resins, solvents and pigments supplied by major chemical companies.

Paints are sold through a range of distribution channels. Branded architectural paints are sold through a combination of both independent retailers and stores and the Group’s own retail concerns, particularly in North America and the UK. Can coatings are supplied directly to beverage and food manufacturers in Europe, the Americas and Asia.

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18	DESCRIPTION OF BUSINESS

Developments in 2004
During 2004 ICI Paints has continued to focus on strengthening its brands and developing innovative products and services which meet and anticipate customers’ needs around the world.

In 2004, ICI Paints launched a number of new and innovative products and services to strengthen its brands across all key markets. There has been a successful international roll-out of ‘Magic White’ including an extension to trim products, ‘Easycan’ Polycell Basecoat and ‘Cuprinol’ ‘Rollable’. These were all innovations that were brought to market initially in 2003, but have been exploited internationally during 2004. In 2004 key innovations brought to market have been:

•	‘Pyroshield’, a water-based flame retardant that achieves the highest levels of regulatory compliance with no hazardous combustion products

•	‘Once Ready to Roll’, offering the convenience of a ready to use product,

•	‘Sublime Touch’, a sensorial new wall finish introduced in Latin America

•	A new colour display for the UK Retail market

•	A re-designed web-site to assist colour scheming and other customer service needs

•	Extensions to Point of Sale Tinting in Asia

The Paints business has also benefited from significant cost savings as a result of the restructuring programme announced in 2003.

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DESCRIPTION OF BUSINESS	19

Regional and Industrial

Background
Regional and Industrial comprises several businesses which are essentially local in their scope, the most significant of which are located in Pakistan, Argentina and India. The businesses accounted for 7% of the Group’s sales in 2004. In Pakistan and India, ICI operates through non wholly-owned subsidiary companies, quoted on the local stock exchanges.

Strategy
ICI has divested many of the Regional and Industrial businesses in recent years, and further divestments will be made if they enhance value. The strategies of most of the businesses are focused on selective areas of growth, with an emphasis on improving cost and capital effectiveness.

Brief description of activities
ICI Pakistan has interests across a number of different market sectors. The more important of these are the manufacture of polyester staple fibre for the textile industry and soda ash for soaps, detergents, glass and paper. Other businesses of ICI Pakistan include pharmaceuticals, specialty products and trading. Pakistan PTA Limited, located at Port Qasim near Karachi, manufactures purified terephthalic acid (PTA) for the fibre industry.

ICI India sold its nitrocellulose business in March 2004 and its Regional and Industrial business operations now comprise a rubber chemicals business which has manufacturing facilities near Kolkata.

ICI Argentina manufactures a range of products of which wine chemicals and sulphur related products are the most important. The wine chemicals business is located near Mendoza, whilst the sulphur related products are manufactured at San Lorenzo, near Rosario.

The Regional and Industrial businesses sell into a wide range of industries including engineering, textiles, pharmaceuticals, aerospace, electronics and the extractive industries. Products are either marketed directly or through independent merchants, wholesalers and distributors who resell to small users. Commodity products are sold through a direct sales force or through distributors primarily to other operators in the chemical industry.

Developments in 2004
During 2004, the Group sold 18.9% of the issued share capital of Pakistan PTA Limited by private placement. Gross proceeds from the disposal amounted to £26m.

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20	OPERATING AND FINANCIAL REVIEW

In a much better external environment, the Group’s financial performance improved significantly in 2004.
Tim Scott Chief Financial Officer

Operating and financial review

Group operating performance

In the following review, references to “comparable” performance exclude the effect of currency translation differences and the impact of acquisitions and divestments. References to “as reported” performance include the effects of currency translation, acquisitions and divestments. Reconciliations between “comparable” and “as reported” performance and between operating profit and trading profit can be found on pages 27 and 28. A more detailed explanation of “comparable” performance appears on page 130.

Turnover
Group sales, as reported for the year, were £5,601m, 4% lower than 2003 (2003 £5,849m). This was primarily due to business divestments, notably the Food Ingredients business of Quest which was sold in the second quarter of 2004, and adverse impacts from foreign currency translation.

Total sales for the International Businesses as reported of £5,244m (2003 £5,389m) were 6% ahead of 2003 on a comparable basis, in market conditions that were generally favourable. National Starch delivered 8% comparable sales growth for the year, Paints 7% and Quest 4%, but Uniqema was 1% below last year. Strong comparable growth for the International Businesses continued in both Asia (14%) and Latin America (16%). Comparable sales in Europe and North America were ahead by 3% and 5% respectively.

Including the effects of foreign currency translation (-7%), and divestments (-2%), as reported sales for the International Businesses were 3% below 2003.

Trading and operating profit
Good comparable sales growth and the benefits of restructuring more than offset the impact of generally rising raw material costs during the year and Group trading profit for the year was £479m, 11% ahead of 2003 (2003 £430m). Trading profit for the International Businesses for the year of £505m (2003 £455m) was 21% ahead of 2003 on a comparable basis, with each business well ahead.

Including adverse impacts of foreign currency translation (-7%) and divestments (-3%), trading profit for the International Businesses as reported was 11% ahead of 2003.

Regional and Industrial reported a £26m trading loss for the year, in comparison with a £25m loss for 2003. This included a £52m charge in 2004 in relation to the deficit for the ICI UK Pension Fund, an increase of £10m compared with last year.

Including goodwill amortisation of £35m (2003 £36m), Group operating profit before exceptional items was £444m compared with £394m for 2003.

Associates
The Group’s share of profits from associates for the year was £4m (2003 £3m profit). This comprised the Group’s share of operating profit from associates of £4m (2003 £2m) and net interest receivable by associates which was less than £1m for the year (2003 £1m).

Interest
The net interest cost for the Group for the year was £86m compared with £92m for 2003, benefiting from lower average levels of net debt.

Profit before tax
Group profit before tax, exceptional items and goodwill amortisation for the year was £397m, £56m ahead of 2003 (2003 £341m).

Profit before tax, but after exceptional items and goodwill amortisation was £359m compared with £85m for 2003 due mainly to lower charges for exceptional items.

Taxation
Taxation on profit before exceptional items and goodwill amortisation was £111m for the year, £12m above last year (2003 £99m), reflecting the higher trading profit. The effective tax rate for the Group reduced slightly to 28% (2003 29%).

The effective tax rate is calculated as taxation (excluding tax on exceptional items) divided by profit before tax, exceptional items and goodwill amortisation.

Exceptional items
Exceptional items before tax for the year amounted to a loss of £3m (£14m loss after tax and minority interests) compared with a charge of £220m in 2003. Exceptional operating items charged against operating profit for the year were £5m and mainly related to the restructuring programme first announced in 2003.

Following the divestment of Quest’s Food Ingredients business, the Group’s restructuring programme announced in 2003 was extended to deliver further reductions in costs below gross margin for Quest. The total cost for the extended programme is now expected to be £228m, comprising £168m exceptional cash expenditure and non-cash charges of £60m.

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OPERATING AND FINANCIAL REVIEW	21

The cumulative profit and loss charge for the programme to the end of 2004, was £209m; a further £19m is expected to be charged in 2005. The cash expenditure on the programme in 2004 was £71m, bringing the cumulative spend to £93m. The remaining cash spend of £75m is expected to be incurred primarily in 2005. The extended programme is expected to deliver £124m of cost benefit in 2006 and reduce headcount across the Group by around 2,300.

During the second quarter the Group announced the completion of the sale of Quest’s Food Ingredients business to Kerry Group plc for £249m in cash, resulting in a loss on disposal before tax of £9m. The loss included attribution of goodwill, which was previously written off directly to reserves, of £154m. After tax, the exceptional loss on the transaction was £27m.

Loss on sale or closure of operations also included an increased provision in relation to costs for the divestment of the Polyurethanes, Tioxide and selected Petrochemicals businesses and a loss on closure of the polyethylene business in Argentina. These were offset by profits on the sale of 18.9% of the issued shares of Pakistan PTA Ltd, on the sale of the nitrocellulose and trading businesses in India, and provision releases and income in relation to prior year divestments.

Net profit
Net profit before exceptional items and goodwill amortisation was £259m, £40m ahead of 2003 (2003 £219m). Net profit after exceptional items and goodwill amortisation increased to £210m, from £20m for 2003.

Earnings per share (note 5, page 121)
Basic earnings per share before exceptional items and goodwill amortisation for the year were 21.9p, compared with 18.5p in 2003. Basic earnings per share after exceptional items and goodwill amortisation were 17.8p compared with 1.7p for 2003.

Dividend and dividend policy
The Group’s dividend policy is that dividends should represent about one third of net profit before exceptional items and goodwill amortisation. In line with this policy, the Board has recommended a second interim dividend of 3.9p, to bring the total dividend for 2004 to 7.3p (2003 6.25p).

Group cash flow – management format
The following analysis of Group cash flow, which relates to the adjacent table, distinguishes between cash flows which relate to operating activities and those which relate to investing activities. Included within operating activities are the top-up payments to the ICI UK Pension Fund, interest, tax paid (excluding tax on disposals) and dividends paid. Included within investing activities are sales and purchases of tangible fixed assets, net proceeds from disposals of businesses, payments against disposal provisions which, in some cases, will continue for a number of years, and acquisition expenditure.

Operating activities
Earnings before interest, tax, depreciation, goodwill amortisation and exceptional items (“EBITDA”) for the year, at £652m, was £29m above 2003, as a result of the higher trading profit and lower depreciation for the Group. Good working capital control resulted in working capital being held level for the year, compared with an outflow of £17m in 2003.

As expected, exceptional outflows increased in 2004, largely as a result of the Group’s restructuring activities. With lower average net debt across the year, interest payments were lower. Net interest payments for 2004 amounted to £66m, £16m lower than 2003.

Despite an increase in tax paid, the Group generated a net cash inflow from operating activities of £327m in 2004, which was in line with 2003.

Investing activities
The completion of the sale of Quest’s Food Ingredients business, with gross proceeds of £249m received in the second quarter, was the major contributor to net disposal proceeds of £279m. This more than offset capital expenditure of £158m and £95m of payments in respect of disposals prior to 2004. Consequently, there was a net cash inflow from investing activities of £29m, £90m better than 2003.

Cash flow before acquisitions and divestments
The Group generated a cash inflow before acquisitions and divestments of £82m, compared with £75m for 2003.

Movement in net debt
Net debt at the end of 2004 was £920m, a £406m reduction over the course of the year. The movement in net debt benefited from a favourable non-cash impact of £50m, largely as a result of foreign currency translation.

Statement of Group cash flow – management format
	2004	2003
	£m	£m

Operating activities

Profit before exceptional items, taxation and
goodwill amortisation	397	341

Net interest (Group and associates)	86	91

Depreciation	169	191

Earnings before interest, tax, depreciation
and amortisation (“EBITDA”)	652	623

Movement in working capital	–	(17)

ICI UK Pension Fund prepayment movement	(10)	12

Exceptional outflows (including payments
against restructuring provisions)	(81)	(52)

Other items	(30)	(27)

Net cash inflow from operating activities before
interest, tax and dividends (note 1)	531	539

Interest paid	(66)	(82)

Tax paid excluding tax on disposals	(43)	(30)

Dividends paid	(95)	(100)

Net cash inflow from operating activities
after interest, tax and dividends	327	327

Investing activities

Sales of fixed assets	8	16

Purchases of fixed assets	(158)	(154)

Net disposal proceeds	279	208

Tax paid in relation to disposals	(1)	(7)

Payments in respect of disposals prior to 2004	(95)	(114)
(note 2)

Acquisitions	(4)	(10)

Net cash inflow(outflow) from investing activities	29	(61)

Reconciliation of movement in net debt

Opening net debt	(1,326)	(1,667)

Net cash inflow from operating activities
after interest, tax and dividends	327	327

Net cash inflow/(outflow) from investing activities	29	(61)

Cash inflow before financing activities (note 3)	356	266

Non-cash movements in net debt
mainly arising on foreign currency translation	50	75

Total movement in net debt	406	341

Closing net debt	(920)	(1,326)

Notes relating to this table are overleaf

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22	OPERATING AND FINANCIAL REVIEW

Notes relating to the Statement of Group cash flow – management format – see previous page.

1.	Net cash inflow from operating activities before interest, tax and dividends in the management format statement of Group cash flow is equivalent to “Net cash inflow from operating activities” in the UK GAAP FRS1 Statement of Group Cash Flow which appears on page 63.

2.	Payments in respect of disposals prior to 2004 in the management format statement of Group cash flow includes investments in Ineos Chlor.

3.	Cash inflow before acquisitions and divestments may be derived as follows:
	2004	2003
	£m	£m

Cash inflow before financing activities (included in the
table above and page 63)	356	266

Acquisitions included in the table above	4	10

Net disposal proceeds	(279)	(208)

Tax paid in relation to disposals	1	7

Cash inflow before acquisitions and divestments	82	75

Cash flow – UK GAAP
This commentary relates to the Statement of Group cash flow on page 63, which is prepared in accordance with FRS No.1 (revised).

Net cash inflow from operating activities for 2004 was £531m, £8m below 2003. Higher trading profit for the Group was offset by higher cash outflows in support of the restructuring programme. Returns on investments and servicing of finance resulted in an outflow of £79m which was £17m less than 2003, due to reduced interest payments. Capital expenditure and financial investment for 2004 of £150m was £12m higher than the £138m outflow last year, with higher spend on tangible fixed assets.

Acquisitions expenditure was £29m, compared with £20m last year and included £25m of loans to Ineos Chlor.

Net proceeds from disposals were £209m in 2004 compared with £104m in 2003, and comprised £291m gross disposal proceeds (2003 £215m) less costs and expenditure against divestment provisions of £82m (2003 £111m). The sale of Quest’s Food Ingredients business, with gross proceeds of £249m received in the second quarter, and the proceeds from the sale of 18.9% of the issued shares of Pakistan PTA Ltd and from the sale of the nitrocellulose and trading businesses in India, were the major contributors to disposal proceeds.

Dividend payments of £82m (2003 £86m) comprised payments of the 2003 second interim dividend and the 2004 first interim dividend. Consequently, the Group’s cash inflow for 2004, before the use of liquid resources and financing, of £356m was £90m higher than the cash inflow of £266m in 2003. The improvement in Group cash flow resulted from higher operating profit, improved capital effectiveness, reduced interest payments and higher proceeds from disposals.

Shareholders’ funds
The net profit for the year of £210m was reduced by dividends of £86m and a movement of £8m through reserves due to foreign currency translation but increased by a movement in respect of own shares of £1m and goodwill items of £154m to give an overall net increase in shareholders’ funds for 2004 of £271m. At the end of 2004, shareholders’ funds were £721m in surplus (2003 £450m in surplus).

Returns on capital employed and on net assets
Improved utilisation of both fixed and working capital remained a focus during 2004. Capital expenditure was contained to 93% of depreciation (as further analysed on page 29), and average working capital as a percentage of sales for the International

Businesses reduced by 2.0% on a comparable basis. This focus on capital effectiveness, and the higher trading profit for the International Businesses contributed to the return on average net assets (RONA – see page 131 for the method of calculating this performance measure) for the International Businesses increasing from 18% to 21%. The Group’s new performance measure, return on capital employed (ROCE), as defined on page 131, also improved to 7.6% for 2004, compared with 5.8% for 2003.

Liquidity and capital resources

Treasury policies
The Group’s Treasury seeks to reduce financial risk, to ensure sufficient liquidity is available to meet foreseeable needs and to invest cash assets safely and profitably. It operates within policies and procedures approved by the Board, which include strict controls on the use of financial instruments in managing the Group’s risk. The Group does not undertake any trading activity in financial instruments. The Group reviews the credit quality of counterparties and limits individual and aggregate credit exposures accordingly.

Financing and interest rate risk
At 31 December 2004, the Group’s net debt was £920m (2003 £1,326m; 2002 £1,667m).

The Group’s policy is to finance the Group mainly through a mixture of retained earnings and debt. Debt is principally sourced from bonds, medium-term notes, commercial paper, securitised receivables and bank debt. The Group’s borrowings are primarily raised centrally by Group finance companies and on-lent to operating subsidiaries on commercial terms. The Group borrows in the major global debt markets in a range of currencies at both fixed and floating rates of interest, and uses derivatives to generate the desired currency and interest rate profile of borrowings.

The Group’s exposure to interest rate fluctuations on its borrowings is managed through the use of interest rate swaps and forward

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OPERATING AND FINANCIAL REVIEW	23

rate agreements. The Group’s target is to maintain interest cover above four times. It maintains its debt book in principally floating rates, but fixes debt, selectively, to support its policy of trying to ensure that interest cover does not fall below four times. Notes 20 and 37 to the accounts show the overall interest rate structure of the Group’s borrowings at the end of 2004. The currency disposition of the borrowings is used as a partial, long-term hedge of the cash flows arising from investments overseas and as a hedge against future business disposal proceeds due to be received. Consequently, a large part of the Group’s borrowings (after taking account of swaps and forward contracts) are denominated in US Dollars. Details of the currency mix of borrowings are shown in note 37 relating to the accounts. In addition, in determining currency mix, the Group takes into account the availability and costs of funds, and the sensitivity of Group gearing and earnings ratios to exchange rate movements.

The maturity of loans is shown in note 20 relating to the accounts. The Group’s objective in determining borrowing maturity is to ensure a balance between flexibility, cost and the continuing availability of funds. As such, it funds in a mix of long-term and short-term maturity debt.

Funding policy aims to produce a reasonably even maturity profile for long-term debt up to around 5 years or longer, depending on relative cost. The average maturity for long-term debt was 4.0 years at 31 December 2004.

Liquidity and investments
At 31 December 2004 the Group had at its disposal $1,385m (sterling equivalent £718m) of undrawn, committed borrowing facilities. These comprised $685m maturing October 2006 and $700m maturing May 2008. These facilities provide a back-stop for short-term funding as well as flexibility to supplement future cash flows. In addition, facilities of $240m (£124m) back-stop the two US receivables securitisation programmes.

The Group’s net debt position has historically changed over the course of a year, and in particular, short-term debt has generally increased in the early part of the year to fund working capital requirements. These working capital needs arise principally from the seasonality of the Paints business, which experiences higher sales of products used on the exterior of buildings, and thus working capital, during the North American and European summer (the second and third quarters of the year). The Group’s commercial paper programmes and other short-term borrowings are normally used to fund these working capital fluctuations. At 31 December 2004, the Group had £137m of short-term borrowings outstanding (as shown in note 18 relating to the accounts).

During 2004, the principal movement in long-term debt was the maturity of a $750m (£412m) 7 year note in September 2004.

The Group runs two receivables securitisation programmes in the US, as referred to above. At 31 December 2004 the outstanding amount on these facilities was £104m. This is reported in the Group’s accounts under short-term borrowings. In previous years it has been reported as a current instalment of loans.

During 2004 there have been no changes in ICI’s debt ratings. Standard and Poor’s Rating Services’ rating is BBB/Stable/A – 2 and Moody’s Investor Service’s rating is Baa3/Stable/P – 3. In 2005, a £100m 18 year 9.75% Bond will mature in April. This is expected to be refinanced through cash flow generation and short-term debt issuance as necessary. Access to the range of debt markets which ICI currently enjoys requires ICI to maintain its investment grade credit rating. Any downgrade of ICI’s credit rating would reduce its funding options, significantly increase its cost of borrowings and have an adverse effect on its results of operations and cash flow.

Off balance sheet arrangements
Off-balance sheet financing mainly comprises the leases described in note 34 to the accounts and a series of forward contracts (total nominal amount of £126m as at 31 December 2004) used to hedge some of the obligations of the employee share ownership plans.

Contractual obligations
The following table summarises ICI’s principal contractual obligations at 31 December 2004, including instalments, which are described in the accounts and related notes. The table below excludes contractual obligations such as derivatives, and other hedging instruments, and also the non-novated contracts referred to in the narrative of note 39 relating to the accounts. Further analysis of the individual obligations can be reviewed by reference to the notes relating to the Accounts indicated in the table below.

Contractual obligations
As at 31 December 2004		Total	Payments due by period

	Notes	£m	Less	1-3	4-5	After
	relating		than	years	years	5 years
	to the		1 year
	Accounts		£m	£m	£m	£m

Loans	20	1,282	165	561	268	288

Finance lease obligations	34	2	1	–	–	1

Operating leases	34	301	62	87	50	102

Capital expenditure	39	25	25	–	–	–

ICI UK Pension Fund
– top up	36	496	62	124	124	186

Purchase obligations		1,090	179	395	293	223

Total		3,196	494	1,167	735	800

Foreign currency risk
Most of the Group’s net assets are denominated in currencies other than Sterling with the result that the Group’s Sterling balance sheet can be significantly affected by currency movements. The Group partially hedges this effect by borrowing in currencies other than Sterling. The Group does not hedge translation exposures other than by passive use of currency borrowings.

The Group requires its subsidiaries to hedge their material transaction exposures (sales and purchases in currencies other than their functional currency) using forward contracts. The majority of this hedging is performed by Group Treasury. The Group selectively hedges its anticipated future trading cash flows up to 12 months ahead using forward contracts and purchased currency options. The Group’s profits are denominated in many currencies across the world, the most significant of which are the US dollar and related currencies.

Based on the 2004 currency mix of profits, the adverse annual impact due to translation exposures on the Group operating profit (before exceptional items and goodwill amortisation) of a 5% strengthening of Sterling against the US dollar and related currencies compared with the average rates prevailing in 2004 would be approximately £13m. The equivalent impact of a 5% strengthening of Sterling against the Euro would lead to an impact of approximately £2m.

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24	OPERATING AND FINANCIAL REVIEW

Counterparty credit risk
The Group’s counterparty credit risks arise mainly from non-central operating cash held on short-term bank deposit, the positive “mark to market” effect of swaps and counterparty risk arising from the liquidity of the Group’s captive insurance company. The Group considers the risk of material loss in the event of non-performance by a financial counterparty to be low.

Quantitative disclosure about market risk
The analysis below presents the sensitivity of the market value or the fair value of the Group’s financial instruments to selected changes in market rates and prices. The rates of change chosen reflect the Group’s view of changes that are reasonably possible over a one year period. Fair values are quoted values or, where these are not available, values obtained by discounting cash flows at market rates or using option valuation models. The fair values for interest rate risk are calculated by using a standard zero coupon discounted cash flow pricing model.

Market risk – Interest rate sensitivity
The sensitivity analysis in the table which follows assumes an instantaneous 1% movement in interest rates of all currencies from their levels at 31 December 2004, with all other variables held constant.

Market risk – Interest rate sensitivity
	Fair value		Fair value change
	31 December		+1%	–1%
	2004	2003	movement in	movement in
			interest rates	interest rates
	£m	£m	£m	£m

Loans	(1,355)	(1,940)	42	(45)

Currency swaps	(2)	(21)	–	–

Interest rate swaps	12	17	(4)	5

The movement in fair value of debt and instruments hedging debt will not result in any immediate change to the Group’s financial statements since fair values are not recognised on the Group’s balance sheet. An absolute increase in interest rates of all currencies of 1% would increase Group net interest payable for the year by £11m.

Market risk – Foreign currency sensitivity
The sensitivity analysis in the table which follows assumes an instantaneous 10% change in foreign currency exchange rates against Sterling from their levels at 31 December 2004, with all other variables (including interest rates and currency option volatility) held constant.

Market risk – Foreign currency sensitivity
	Fair value		Fair value change
	31 December		+10%		–10%
	2004	2003	strengthening		weakening
			of sterling	*	of sterling *
	£m	£m	£m		£m

Loans	(1,355)	(1,940)	78		(96)

Currency options	–	6	–		–

Currency swaps	(2)	(21)	28		(34)

Forward contracts

hedging debt	(12)	(12)	18		(22)

hedging working capital	1	1	2		(2)

hedging anticipated cash flows	–	1	–		–

* Against all currencies.

The Group’s debt after financial derivatives at the 2004 year-end was held 58% in US dollars, 31% in Euro and Euro related currencies, 7% in Yen and 4% in other currencies.

Market value changes from movements in currency rates in loans, currency swaps and forward contracts hedging debt, and similar movements in the values of the investments being hedged, are taken through the Group’s statement of total recognised gains and losses in accordance with SSAP 20 and FRS No. 3.

Market value changes due to exchange movements in forward contracts hedging working capital are recognised in trading profit immediately, but are offset by gains/losses on the working capital they are hedging.

Accounting policies and standards

Critical Accounting Policies and Estimates
The Group’s main accounting policies affecting its results of operations and financial condition are set out on pages 58 and 59. Judgements and assumptions have been required by management in applying the Group’s accounting policies in many areas. Actual results may differ from the estimates calculated using these judgements and assumptions. The following policies are considered to be the Group’s critical accounting policies under UK GAAP as the judgements and assumptions made could have a significant impact on its results of operations and financial condition.

Disposal provisions
As at 31 December 2004, the Group had divestment provisions of £310m. These disposal provisions have arisen as a result of the reshaping of the Group’s portfolio of businesses and include amounts relating to long term residual obligations such as legacy management, pension administration, environmental costs and direct disposal costs such as termination costs, transaction costs and separation costs. The initial determination of the size of these provisions, and the subsequent timing and amounts of the expenditure in relation to these provisions, is inherently difficult to estimate and is based on best management judgement at the time. The provisions are regularly reviewed in the light of the most current information available.

Restructuring provisions
As at 31 December 2004, the Group had restructuring provisions of £73m, principally in respect of the restructuring programmes announced during 2003. The provisions are established in accordance with FRS No. 12, but include judgements on the costs of severance of the affected employees and of plant closure and other costs. In addition, management judgement is required in determining the asset impairments related to the programme. The provisions will be reviewed in future years.

Retirement benefits
A triennial valuation of the ICI UK Pension Fund was conducted at 31 March 2003 both for funding purposes and for accounting purposes (in accordance with SSAP 24). The accounting valuation, which was based on assumptions determined with advice from the Company’s actuary, identified a deficit of £344m, compared with a deficit of £4m at the previous valuation at 31 March 2000. The charge to the profit and loss account increased from £42m in 2003 to £52m in 2004 mainly due to the full year effect. The size of the deficit is sensitive to the market value of the Fund’s investments and to actuarial assumptions, which include price inflation, pension and salary increases, the discount rate used in assessing accrued liabilities, demographic assumptions and the

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OPERATING AND FINANCIAL REVIEW	25

level of contributions by the Company. As there is a degree of inter-dependency between some of the assumptions, it would be impractical and potentially misleading to give any approximate impact on the annual Group operating profit of a change in any one assumption in isolation.

Forward share purchase arrangements
Included within exceptional items in 2003 was a charge of £57m as a provision against shares of the Company, which ICI is committed to buy under forward purchase agreements. The provision is based on the estimated net realisable value of the shares having regard to the period over which the related options are exercisable. The provision is unchanged in 2004 and will be kept under review in the light of trends in the Company’s share price.

Contingent liabilities
The Group is exposed to a variety of events which might result in liabilities arising. No provision has been made for these contingent liabilities since either the obligations have been evaluated as “possible” and their existence will be confirmed by uncertain future events, or they have not been recognised as either a transfer of economic benefits is not “probable”, or the amount cannot be measured with sufficient reliability. Details of the Group’s contingent liabilities are set out in note 39 to the consolidated financial statements.

Taxation
Provisions for tax contingencies require management to make judgements and estimates in relation to tax issues and exposures. Amounts provided are based on management’s interpretation of country specific tax law and the likelihood of settlement. Tax benefits are not recognised unless the tax positions are probable of being sustained. In arriving at this position, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of the benefit on the basis of potential settlement through negotiation and/or litigation. All such provisions are included in creditors due within one year.

The material tax provisions are discussed below:

Over the past eight years, the Group has established a portfolio of specialty chemicals and coatings businesses through a number of acquisitions and disposals. Since 1997, the group has bought and sold businesses worth in excess of £12bn. As a result of this reshaping and of disposals, a number of potential tax exposures have arisen. The Group has a provision of £84m for these exposures. In addition, the Group faces a number of potential transfer pricing issues in jurisdictions around the world. The issues are often complex and can require many years to resolve. The total provision included in the financial statements to cover the various worldwide exposures to transfer pricing issues is £71m.

Additionally, the Group considers its goodwill accounting policy to be critical under US GAAP:

Goodwill
The Group has capitalised goodwill under US GAAP of £2,827m at 31 December 2004. Goodwill is required to be tested for impairment at least annually (the fourth quarter for the Group) or more frequently if changes in circumstances or the occurrence of events indicated potential impairment exists. The Company uses the present value of future cash flows to determine implied fair value. In calculating the implied fair value, significant management judgement is required in forecasting cash flows of the reporting unit, in estimating terminal growth values and in selecting an appropriate discount rate. If alternative management judgements were adopted then different impairment outcomes could result. No impairment resulted from the annual impairment test in 2004. The headroom in the annual impairment test for the Quest reporting unit was £74m (total US GAAP goodwill of £547m at 31 December 2004); a 1% increase in the discount rate applied would have resulted in an impairment.

New Accounting Standards
International Financial Reporting Standards
The Company will implement International Financial Reporting Standards (IFRS) for Group financial reporting with effect from 1 January 2005. The transition date for adoption of IFRS has been determined, in accordance with IFRS 1, as 1 January 2004 (subject to finalisation of a proposed Securities Exchange Commission rule on the exemption from provision of a second year of IFRS comparatives). The Group’s approach to this transition together with the principal differences between UK GAAP and IFRS and their effect are set out on page 122.

As regards the financial statements of the parent company, for the year to 31 December 2005, which comprise the balance sheet published with the consolidated financial statements and the profit and loss account which is presented to the Board of Directors in accordance with section 230 of the Companies Act 1985, it is the Company’s intention that these will continue to be prepared in accordance with UK GAAP. The only new UK Accounting Standards currently in issue which will materially affect future financial statements of the Company are FRS 17 Retirement benefits (as amended) and FRS 21 Events after the balance sheet date.

New US standards are outlined in note 42.

Related party transactions
The main related party transactions are with IC Insurance Limited and ICI Pension Trustees Limited (details are in note 40 to the consolidated financial statements).

US GAAP results

The financial statements of the ICI Group are prepared in accordance with UK GAAP. UK GAAP differs in certain respects from US GAAP. Net income from continuing and discontinued operations and shareholders’ equity calculated in accordance with US GAAP are set out in the table below. Note 42 to the Group’s financial statements describes the significant differences between UK GAAP and US GAAP affecting the ICI Group’s net income and shareholders’ equity for the three years ended 31 December 2004.

US GAAP results
	2004		2003		2002		2001		2000
	£m		£m		£m		£m		£m

Net income (loss)

Continuing operations	129		(181)		(124)		(21)		(483)

Discontinued operations	(24)		15		133		34		27

Net income (loss)	105		(166)		9		13		(456)

Basic and diluted earnings (loss) per £1 Ordinary Share

Continuing operations	10.9	p	(15.3	)p	(11.1	)p	(2.4	)p	(55.6	)p

Discontinued operations	(2.0	)p	1.3	p	11.9	p	3.9	p	3.1	p

Net earnings (loss) per £1 Ordinary Share	8.9	p	(14.0	)p	0.8	p	1.5	p	(52.5	)p

	£m		£m		£m		£m		£m

Shareholders’ equity	2,279		2,359		2,805		2,568		2,828

Total assets	7,357		8,118		8,739		9,779		10,344

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26	OPERATING AND FINANCIAL REVIEW

Under US GAAP, the net income in 2004 was £105m (2003 £166m net expense; 2002 £9m net income) compared with net income of £210m (2003 £20m net income; 2002 £179m net income) under UK GAAP. Under US GAAP, shareholders’ equity at 31 December 2004 was £2,279m, (at 31 December 2003 was £2,359m and at 31 December 2002 was £2,805m) compared with £721m surplus (2003 £450m surplus, 2002 £463m surplus) under UK GAAP. These differences primarily result from the differing accounting treatment of purchase accounting adjustments, pensions, disposal accounting, capitalisation of interest, deferred tax, derivative instruments and restructuring costs.

Dividends
Dividends paid (including the related UK tax credit) on each ADS translated into US dollars at the rates of exchange on the respective dividend payment dates (or, in the case of the second interim dividend for the year 2004 to be paid on 15 April 2005, the rate on 9 February 2005), were:

Dividends per ADS
	2004	2003	2002	2001	2000
	$/ADS	$/ADS	$/ADS	$/ADS	$/ADS

Dividends declared per ADS	0.53	0.43	0.48	0.76	1.56

Dividends paid per ADS	0.49	0.46	0.69	1.24	1.63

Note: Each ADS represents four Ordinary Shares

Ratio of earnings to fixed charges – Continuing operations
For the purpose of computing this ratio, earnings consist of the income from Continuing operations before taxation of Group companies and income received from companies owned 50% or less, plus fixed charges excluding capitalised interest. Fixed charges consist of interest (including capitalised interest) on all indebtedness, amortisation of debt discount and expense and that portion of rental expense representative of the interest factor.

Ratio of earnings to fixed charges

	2004	2003	2002	2001	2000

For the Group
(under UK GAAP)	3.3	1.5	2.3	1.7	2.4

For the Group with
adjustments to accord
with US GAAP	2.4	0.5	0.9	1.4	–

The deficiency of earnings to fixed charges for the years ended 31 December 2003, 2002 and 2000 was £73m, £47m and £422m respectively.

Review of 2004 business results

Basis of presentation
In the following commentary, references to ‘trading profit’ relate to operating profit before exceptional items and goodwill amortisation. ICI excludes goodwill amortisation from its review of the businesses as it considers this to be a non-operational item, while operating exceptional items are discussed separately from the underlying business performance because of their one-off nature. Reconciliation between trading profit and the UK GAAP financial measure of operating profit before exceptional items is shown in the table on page 28.

National Starch’s sales were 8% ahead of 2003, on a comparable basis. Sales were strong throughout the year, and accelerated in the second half due to increasing volumes and the impact of price increases implemented to offset rising raw material costs. Petrochemical-based raw material costs escalated through the year and despite the implementation of price increases, gross margin percentages were lower than in 2003. Costs below gross margin rose to support the sales growth, but nevertheless comparable trading profit was 17% ahead of 2003.

As reported sales were in line with last year and trading profit as reported was 10% higher.

The following commentaries on the four business groupings within National Starch refers to performance measured on a comparable basis.

Adhesives
Adhesives sales were 8% ahead of last year. Growth was strong in the US, due in part to much improved business conditions in comparison with 2003. Sales in Asia were also encouraging, with China, Indonesia, India and Vietnam all continuing to grow quickly. In Latin America growth in Mexico, Brazil, Argentina and Venezuela offset lower sales in Chile and in Europe, sales were modestly ahead of last year with growth in Germany and France offsetting lower sales in the UK. Increased raw material costs offset the benefits of the sales growth however, and trading profit for the year was similar to 2003.

Specialty Starches
Starch sales were 3% ahead of 2003, and trading profit was well ahead of prior year. Sales growth was strong in Europe, where price increases were implemented to offset higher raw material costs. Growth remained strong in Asia, and accelerated in Latin America, with good growth in both Mexico and Brazil. In the US, overall sales were broadly in line with 2003, with growth for Food starch offset by a continued decline in Industrial starch.

Specialty Synthetic Polymers
Specialty Synthetic Polymers sales were 12% ahead of 2003, and despite lower gross margin percentages resulting from sharply higher raw material costs, trading profit was ahead of prior year. Sales for Vinamul, Alco and Elotex were all well ahead of 2003. Regionally, sales in Asia grew strongly, particularly in China and Thailand.

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OPERATING AND FINANCIAL REVIEW	27

Reconciliation of “As reported” change to “Comparable” change – 2004 vs 2003

Turnover

	Turnover “As reported”		“As reported” change		Foreign exchange translation effects	Divestment effects	“Comparable” change
			Increase/ (decrease)		Adverse/ (favourable)		Increase/ (decrease)
	2004	2003	2004 vs 2003				2004 vs 2003
	£m	£m	£m	%	£m	£m	£m	%

National Starch

Adhesives	774	757	17	2	43	2	62	8

Specialty Starches	460	483	(23)	(5)	39	–	16	3

Specialty Synthetic Polymers	384	375	9	2	35	–	44	12

Electronic and Engineering Materials	252	251	1	–	27	4	32	13

Total	1,870	1,866	4	–	144	6	154	8

Quest

Food	299	411	(112)	(27)	16	97	1	–

Fragrance	285	280	5	2	17	–	22	8

Total	584	691	(107)	(15)	33	97	23	4

Uniqema	629	669	(40)	(6)	37	–	(3)	(1)

Paints

Decorative Europe	709	688	21	3	7	–	28	4

Decorative North America	836	897	(61)	(7)	91	–	30	3

Decorative Asia	252	224	28	13	30	–	58	26

Decorative Latin America	157	152	5	3	20	–	25	16

Packaging Coatings	181	177	4	2	8	–	12	7

Other	26	25	1	4	3	–	4	14

Total	2,161	2,163	(2)	–	159	–	157	7

International Businesses	5,244	5,389	(145)	(3)	373	103	331	6

Regional and Industrial	375	481	(106)	(22)	50	95	39	10

Inter-class eliminations	(18)	(21)	3	14	(5)	–	(2)	(13)

Total Group	5,601	5,849	(248)	(4)	418	198	368	7

Electronic and Engineering Materials
Electronic and Engineering Materials delivered sales growth of 13% compared with 2003, in generally favourable market conditions. With costs below gross margin held to a modest increase over prior year, trading profit was significantly ahead. Sales for Ablestik, Emerson & Cuming and Acheson were all ahead of prior year and regionally, growth was particularly strong in Asia and Latin America.

Quest completed the transition to a focussed flavours and fragrance business by divesting the food ingredients business in 2004.

Quest’s sales were 4% ahead of 2003 on a comparable basis. Regionally, the business grew strongly in Asia and Latin America and, for the Fragrance business, in North America.

Gross margin percentages were ahead of last year with improved performance for both the Flavours and Fragrances businesses. Consequently, with costs below gross margin benefits from restructuring, comparable trading profit was substantially higher than for 2003.

Quest made good progress implementing the restructuring programme that began in 2003, which aims to simplify its organisation and deliver savings in costs below gross margin. The programme was extended in 2004, with additional cash expenditure of £15m planned by the end of 2006. An exceptional charge of £7m was included in 2004 operating profit in relation to these programmes.

As reported sales were 15% below last year due mainly to the Food Ingredients divestment and foreign exchange translation. However, trading profit as reported was 13% ahead of prior year.

The following commentaries on Quest’s strategic businesses refer to performance measured on a comparable basis.

Flavours
Flavours sales were 1% ahead of 2003 and were significantly ahead in both Asia and Latin America. This growth was partly offset by lower sales in North America and Europe which were impacted by reduced summer demand for beverages and other food products. Emphasis continued to be placed on rebuilding customer confidence in Europe, and service levels continued to improve in 2004.

Gross margin percentages were well ahead of last year, and with cost benefits from restructuring limiting the increase of costs below gross margin, trading profit was well ahead of 2003.

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28	OPERATING AND FINANCIAL REVIEW

Reconciliation of “As reported” change to “Comparable” change – 2004 vs 2003

Operating and trading profit

	National	Quest	Uniqema	Paints	International	Regional &	Total
	Starch				Businesses	Industrial	Group
	£m	£m	£m	£m	£m	£m	£m

Operating profit after exceptional items
and goodwill amortisation

2004	202	43	21	199	465	(26)	439

2003	123	15	(34)	137	241	(47)	194

Exceptional operating items

2004	1	7	(3)	–	5	–	5

2003	59	29	41	49	178	22	200

Goodwill amortisation

2004	16	1	1	17	35	–	35

2003	17	1	1	17	36	–	36

Trading profit

2004	219	51	19	216	505	(26)	479

2003	199	45	8	203	455	(25)	430

“As reported” change (2004 vs 2003)	20	6	11	13	50	(1)	49

“As reported” change %	10%	13%	138%	6%	11%	(4)%	11%

Foreign currency translation effects – adverse/(favourable) %	7%	34%	(23)%	6%	7%		10%

Divestment effects – adverse/(favourable) %	–	29%	–	–	3%		4%

“Comparable” change %	17%	76%	115%	12%	21%		25%

Fragrance
Fragrance sales were 8% higher than 2003 with strong growth in North America and some significant wins in fine fragrances. The combination of higher sales and slightly improved gross margin percentages resulted in trading profit well above last year.

Uniqema’s profit improved markedly in 2004 on a comparable basis. Sales were 1% below 2003 on a comparable basis, with improved demand in the USA offset by weak demand for Fatty Acids in Europe. Overall gross margin percentages improved despite the relative strength of the Euro against the US dollar (which continued to affect continental European exports to North America and Asia) and a decline in glycerine prices. Good control of costs below gross margin was also maintained, supplemented by benefits from the restructuring programme. Consequently, trading profit was significantly above last year.

As reported sales of £629m were 6% below 2003, and trading profit of £19m was £11m ahead of prior year.

Paints sales for the year were 7% ahead of 2003 on a comparable basis, with growth for all decorative paint businesses (Europe, North America, Asia and Latin America) and the Packaging Coatings business. Overall gross margin percentages were lower than last year with escalating raw material costs in the second half of the year. Trading profit was 12% ahead of last year on a comparable basis.

As reported sales were in line with 2003, and as reported trading profit was 6% ahead, with foreign exchange effects largely accounting for the difference from the comparable performance.

The following commentaries on the four geographical regions where Decorative Paints operates and the Packaging Coating business refer to performance measured on a comparable basis.

In Decorative Europe, sales were 4% ahead of 2003 with trading profit also ahead. This was primarily due to a strong performance in the UK retail business where sales to the major DIY retailers grew. UK Trade sales also grew, as did sales in France, Ireland and Poland but other markets in Europe were generally weak.

In Decorative North America, sales were 3% ahead of 2003, with a strong first half year. The second half of the year was weaker, reflecting lower growth in retail markets and the impact of four severe hurricanes. Gross margin percentages were impacted by higher raw material and freight costs which were only partly offset by increases in selling prices. Trading profit was lower than 2003 despite good cost control.

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OPERATING AND FINANCIAL REVIEW	29

Group expenditure on tangible fixed assets

	2004	2003	2002	*		2004	2003	2002	*
	£m	£m	£m			£m	£m	£m

Continuing operations					Continuing operations

National Starch	64	59	52		United Kingdom	23	21	53

Quest	17	20	52		Continental Europe	38	39	65

Uniqema	18	22	38	*	Americas	68	60	64

Paints	48	43	53		Asia Pacific	31	34	33

International Businesses	147	144	195		Other countries	–	–	–

Regional and Industrial	13	10	20

Total	160	154	215		Total	160	154	215

Depreciation	169	250	196

* Includes Synetix and Security Systems businesses, which were sold in 2002.

Decorative Asia delivered sales growth of 26% with particularly strong growth in China, India, Vietnam, Indonesia and Pakistan. Despite increased costs below gross margin in support of this growth, trading profit was significantly ahead of prior year.

Sales for Decorative Latin America were 16% ahead of 2003, with strong growth in Brazil, Argentina and Uruguay. Despite higher raw material costs, gross margin percentages were ahead of prior year, and with costs below gross margin in line with last year, trading profit was well ahead of 2003.

Sales for the Packaging Coatings business were 7% above last year. Despite significant cost increases in oil related raw materials, trading profit was ahead of 2003 as a result of a strong first half year and the benefits of supply chain improvement programmes.

Regional and Industrial
As reported sales for the Regional and Industrial businesses were £375m, 22% below 2003. On a comparable basis, the Regional and Industrial businesses delivered 10% growth, with particularly strong growth for the PTA business in Pakistan.

The trading loss for the year was £26m, compared with a loss of £25m in 2003, and included a charge of £52m in respect of pension costs in relation to the ICI Pension Fund, £10m above 2003. The improvement in underlying results was largely attributable to better performance for Pakistan PTA.

Sources and availability of raw materials
The raw materials used by the Group are from a diversity of sources, including petrochemical based raw materials, renewable resources, and a range of other materials. These raw materials are generally available from multiple suppliers which would enable business to continue in the event of any interruption of supply, although some business units rely on a small number of suppliers for their key raw materials. The prices of raw materials are subject to normal conditions of supply and demand. The prices of some raw materials are volatile and are affected by cyclical movements in commodity prices and the availability of such materials.

Intellectual property
ICI has thousands of patents and patent applications which help to protect its technology and numerous trademark registrations which help to protect its brands. In addition, ICI derives substantial competitive advantage from trade secrets and proprietary business knowledge relating to formulae, products, processes and technical know-how.

ICI uses appropriate terms of employment and management processes to identify and protect its intellectual property. As necessary, it enters into confidentiality agreements with customers, suppliers and other third parties to protect the confidentiality of its proprietary, technical and business information.

Capital expenditure
The analysis in the table above summarise the Group’s capital expenditure on tangible fixed assets over the three year period ending 31 December 2004. Capital expenditure of £160m for 2004 was £6m above 2003, and included investments in a new starch manufacturing facility in China and in support of the restructuring programme.

In 2004, capital expenditure was incurred on a large number of relatively minor projects aimed at achieving additional capacity, as well as for productivity improvements through increased automation of manufacturing processes and the relocation and consolidation of facilities.

Commitments for capital expenditure not provided in the Group’s consolidated financial statements totalled £123m at 31 December 2004 (2003 £132m).

These are analysed further in note 39 to the consolidated financial statements between those for which contracts have been placed and those authorised but not yet contracted.

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30	OPERATING AND FINANCIAL REVIEW

Research and development (R&D)
A Technology Board, comprising the senior business R&D managers and led by the Group Vice President of R&D, is responsible for the development of the Group’s Technology Strategy and its implementation by the R&D staff employed by the Group’s businesses. In 2004, expenditure on R&D by continuing operations before exceptional items and excluding Technical Service, amounted to £147m (2003 £150m; 2002 £148m). This expenditure represented 2.6% of sales in 2004 (2003 2.6%; 2002 2.5%).

Each of the Group’s businesses is responsible for its own R&D resources and for driving innovation to meet the needs of its customers and markets. The business R&D teams are complemented by a central R&D resource that aims to provide world class capabilities that are common to all the businesses. The Group’s distributed technology network draws on the expertise across ICI thus allowing new products and processes to be developed and exploited by individual businesses more rapidly, and stimulating new options from the combination of the technical capabilities of the Group’s different businesses.

In 2002, a Business Development Board was established, comprising senior managers from the individual Businesses, the Group Vice President of R&D, planning support from the Corporate Centre, and chaired by the Executive Vice President Uniqema. The purpose of the Board is to accelerate the commercial exploitation of technology opportunities within ICI, and reflects the desire to continuously develop and strengthen the links between market needs and technology capability.

In 2004 the Business Development Board’s attention has been focused on the exploitation of the Group’s capabilities in Delivery Systems that control the in-use release of products in the personal care, flavours, and fragrances markets. The Business Development Board has also been working with the Technology Board in managing the portfolio of projects undertaken by the central technical resources, so as to optimise the business value to the ICI Group.

ICI has appointed three leading academics to a Science Advisory Board to help challenge and develop its expertise in the breadth of rapidly changing science and technology needed in its Businesses. The appointees are Paul Calvert, Professor of Materials Science at the University of Massachusetts, Dartmouth; Jean Frechet, Professor of Chemistry at the University of California, Berkeley; and Gary Beauchamp, Director and President of the Monell Chemical Senses Center in Philadelphia. The Science Advisory Board has been closely involved in developing strategy in key capability areas such as High Throughput Experimentation, delivery systems, nutrition and fillers/resins.

The Group’s prime technology areas, namely biosciences, molecular sciences, and materials, have been established to support its goals in selected growth markets. Within each of these areas is a portfolio of projects that is intended to accelerate the Group’s long-term technology development.

Bioscience has key areas of knowledge and expertise, which the Group applies to the development of personal care, food and beverage products. Products to combat the rise in human obesity are an opportunity that ICI is already addressing and show good growth potential. The Business Development Board and the Technology Board are supporting projects in this sector to develop knowledge and strengthen capabilities.

Molecular Sciences underpin much of the Group’s product development and here its focus is on high throughput R&D to explore novel molecules, formulations and processes. In addition to growing capabilities in the ICI businesses, a centre of excellence has been established with corporate funding to apply the High Throughput Experimentation methodologies in developing ICI’s position in formulation science and technology. Projects have been completed in areas such as personal care, lubricants, paint, and materials development.

Current projects in the materials area are directed towards increasing the Group’s ability to fabricate at the nano-scale for macro-scale effects. From such research has come the recently –launched, Dulux Diamond Glaze range, where exceptional hardness and durability is achieved at a highly competitive price through the control of polymer structure at the molecular level. Fundamental research on transport properties in filled polymer systems is carried out by the central resources and underpins the growth of the Electronic and Engineering Materials division of National Starch.

The prime technology areas mentioned above are underpinned by strong capabilities in measurement science, and in modelling, both critical elements of ICI’s strong formulation science base. The competitive edge of the Group comes from the combination of these capabilities, not merely the demonstration of excellence in any one area.

With the steady growth of ICI’s business in China the provision of technical capabilities in that region is of increasing importance. Existing applications laboratories will be reinforced, and it is planned to add local product development capability for growth businesses such as paints, adhesives and electronics.

Regulation, safety, health and the environment
ICI’s businesses are subject to the normal regulatory framework applicable to a specialty products and paints company, notably various health, safety and environmental rules both at national and local levels in each of the jurisdictions in which it operates. The scope and severity of such laws vary across the different businesses and according to the jurisdiction concerned. The various manufacturing processes that are operated require consents and licences including relevant emission permits. The Group requires full compliance by its businesses with all relevant Safety, Health and Environment (SHE) laws and regulations in each jurisdiction in which it operates.

Its businesses also voluntarily conform to international and national codes of best practice appropriate to their business.

ICI attaches great importance to safety and health, to reducing any adverse environmental impact of its activities, year-on-year and to developing products and services with improved environmental features.

ICI’s policy is to improve its SHE performance continuously and to have in place quantitative measures to monitor progress. For these reasons, since 1991 ICI has published 5-year improvement targets for SHE. The current set, “Challenge 2005”, was published in 2001 to be achieved by the end of the year 2005. “Challenge 2005” focuses on the effects of the Group’s activities on climate change, air, land, water, and other potential impacts. Targets include reducing environmental burden in specific categories, a commitment to improve energy efficiency per tonne of production by a further 5% of the 2000 base level, and on further reducing,

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OPERATING AND FINANCIAL REVIEW	31

by 50%, employee and contractor injuries and illnesses from the 2000 outturn. ICI developed the measurement of environmental burden in 1995 in order to take account not just of the quantity of an emission but its potential impact on the environment. It uses the environmental burden methodology to help prioritise actions for further performance improvement.

ICI maintains its focus on SHE and, in the fourth year of “Challenge 2005”, is on plan to meet the majority of its objectives and has actions in place to address those areas that are behind target. Full details are published in the Sustainability Report and on our website, www.ici.com. ICI’s performance in 2004 is currently being verified by Enviros Consulting Ltd, and the detailed performance results and verification statement will be published on the website. During 2004, there were eleven instances of breaches of safety, health, environmental or product regulations which resulted in prosecutions or fines totalling £40,000. Each was investigated and appropriate action taken.

The main process by which the Group manages SHE issues and seeks to meet its objectives is the Responsible Care Management System (RCMS). This sets out standards along with guidelines, training, auditing and procedures for reviewing and reporting performance, all of which are essential to continuous improvement. The system covers operations on site as well as security, product stewardship and community relations. RCMS has been independently verified by Lloyd’s Register Quality Assurance Limited as complying with the US and UK Responsible Care Codes, the certifiable international standards for environmental and Occupational Health and Safety management systems, ISO 14001 and OHSAS18001, and the ICC (International Chamber of Commerce) Business Charter for Sustainable Development.

ICI works to manage and minimise the risks associated with the condition of the soil and groundwater on its sites and has developed further procedures to enable the ranking of priorities for management attention. ICI is engaged in research aimed at developing and implementing more cost effective environmental remediation technologies, some of which is being done in collaboration with other companies and academic institutes.

The raw materials which the Group’s businesses use and the products that they produce are subject to demanding regulations concerning product safety in all parts of the world. These regulations, which also cover product testing and risk assessment requirements, are subject to review and revision, as is currently happening in Europe with the proposed REACH (Registration, Evaluation and Authorisation of Chemicals) regulations. The Group is assessing the potential impact of these proposals on its businesses and will ensure compliance when the new European Union regulations come into force.

There is a growing pressure from legislators, customers and the general public to reduce the environmental and health impacts of products throughout their life cycle. ICI is responding to this by ensuring that each business has a ‘Product Stewardship’ programme in place. This voluntary programme embraces, through best business practices, product regulatory requirements, societal pressures, reducing the risk of harm to people and the environment, and ICI aims to provide the relevant information to enable correct use and disposal of products.

Anticipating external pressures and concerns and providing speedy, innovative solutions with lower environmental and societal impact is becoming a key aspect of sustaining competitive advantage. ICI recognises these pressures and is responding with the introduction of new processes, products and services that improve the efficiency of use of raw materials and utilities and reduce adverse effects.

Processes are in place for regular reviews of environmental liabilities, and provisions were established by 31 December 2004 in accordance with the accounting policy described in the Group financial statements on page 59. Although there can be no guarantees, management believes that, within the existing legislative framework and taking account of the provisions already established, the cost of addressing currently identified environmental obligations (as ICI currently views these obligations) is unlikely to have a material adverse effect on its financial position or results of operations.

Employees
As of 31 December 2004, ICI employed 33,820 people. An analysis of employee numbers by business and geographical area may be found in note 35 to the consolidated financial statements. ICI has a mixture of unionised and non-unionised operations across the world. ICI considers its relations with its employees to be generally good.

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32	BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT TEAM

Board of Directors

1. Peter B Ellwood, CBE
Chairman
Appointed a Non-Executive Director and Deputy Chairman on 27 June 2003 and Chairman with effect from 1 January 2004.

Peter Ellwood joined Barclays Bank in 1961 where he held a number of senior roles including Chief Executive of Barclaycard from 1985 to 1989.

In 1989 he joined TSB Bank as Chief Executive, Retail Banking, was appointed a Director of TSB Group in 1990 and became Group Chief Executive in 1992. Following the merger with Lloyds Bank in 1995, he became Deputy Group Chief Executive of Lloyds TSB Group plc, subsequently becoming Group Chief Executive in 1997 until his retirement in 2003. He was Chairman of Visa International from 1994 to 1999.

Peter Ellwood was made a Commander of the Order of the British Empire for services to banking in 2001 and is a Fellow of the Chartered Institute of Bankers. He has received Honorary Doctorates from both Leicester University and the University of Central England. He is Chairman of the UK Royal Parks Advisory Board, The Royal Parks Charitable Foundation and The Work Foundation of Great Britain. He is also a Director of the Royal Philharmonic Orchestra and Deputy Chairman of the Royal College of Music.

In his business career Peter Ellwood has been a leader in driving structural change and efficiency improvement and he brings to his role as Chairman extensive business experience, energy and determination. Aged 61.

2.  John D G McAdam
Chief Executive
Appointed a Director on 1 March 1999 and Chief Executive on 9 April 2003. He joined the Company in 1997 following the acquisition of the Speciality Chemicals businesses from Unilever.

John McAdam graduated from Manchester University with a first class honours degree in chemical physics and, after completing his doctorate, was awarded a research fellowship.

In 1974 he joined Unilever as a management trainee and held a variety of managerial positions within Birds Eye Foods before joining the Board of Unilever’s flavours and fragrance business, PPF International, as Technical Director. In 1987, he joined the Board of Quest International as Senior Vice President in charge of Manufacturing, Logistics and Procurement before returning to Birds Eye Walls, where he assumed Board responsibility for Manufacturing, Research and Development.

In 1993 he was appointed Chairman of Unichema International and, following ICI’s acquisition of the Unilever Speciality Chemical businesses in 1997, became Chairman and Chief Executive Officer of Quest and a member of the ICI Executive Management Team. In January 1998 he was appointed Chairman and Chief Executive of ICI Paints and the following year he was elected to the Board of ICI with additional responsibility for Research, Development and Technology and ICI’s activities in Asia.

John McAdam is a business leader with a strong focus on results and extensive knowledge of ICI’s operations around the world. The Board believes that the combination of knowledge, drive and leadership that he is bringing to bear on the issues facing ICI is serving both the Company and its shareholders well.

John McAdam is a Non-Executive Director of Severn Trent Plc, a member of the University of Surrey Business Advisory Board and a member of the University of Cambridge Chemistry Advisory Board. Aged 56.

3.  David C M Hamill
Director
Appointed a Director on 8 December 2003. He is Chairman and Chief Executive of ICI Paints.

David Hamill joined the Company from Royal Philips Electronics where he was a member of the Group Management Committee. A graduate in production engineering and management from Strathclyde University, David Hamill worked for Honeywell and General Instruments before joining Philips Semiconductors as product manager in 1986. He held a number of senior positions within Philips’ Power Semiconductors and Lighting businesses, becoming President of Philips Lighting Asia Pacific in 1996 and Executive Vice President of Philips Lighting and Chief Executive Officer of the Lamps business group two years later. In May 2001 he became President and Chief Executive Officer of Philips Lighting.

David Hamill has held senior management roles in Europe and Asia where he has gained considerable production, commercial, marketing and finance experience. Whilst his experience with large retail customers has specific relevance for ICI Paints, his broader business expertise, and in particular his understanding of Asian markets, is of value to the Group as a whole.

David Hamill was appointed a Non-Executive Director of BPB plc on 26 January 2005. Aged 47.

4.  Charles F Knott
Director
Appointed a Director on 1 September 2004. He is Chairman and Chief Executive of Quest International.

Charles Knott graduated from Newcastle University in 1976 with an honours degree in Mathematics and Statistics. He joined National Starch and Chemical Company in 1984 as Commercial Director of Laing-National in Manchester and subsequently served in Germany and the Netherlands before returning to the UK in 1990 as Managing Director of National Starch’s UK Adhesives operations.

Charles Knott was appointed Divisional Vice President, Performance Adhesives, in the United States and in 1994 became Senior Divisional Vice President and General Manager for the US Adhesives business.

In 1995 he relocated to Singapore to lead National Starch’s Asia-Pacific operations as Corporate Vice President. He was appointed National Starch Chief Operating Officer in January 2001. In March 2003 he became Chairman and Chief Executive of Quest International, and Executive Vice President and member of the Executive Management Team of ICI. Aged 50.

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BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT TEAM	33

5. William H Powell
Director
Appointed a Director on 2 February 2000. He is Chairman and Chief Executive of National Starch and Chemical Company and has Board responsibility for Sustainability (which includes Group Safety, Health and Environment matters).

William Powell joined National Starch and Chemical Company in 1976, gaining extensive experience in production, planning and general management. In 1981, he was appointed Divisional Vice President of Manufacturing for Adhesives and Resins. He was promoted to Corporate Vice President of the Resins and Specialty Chemical Division in 1984; Corporate Vice President, International in 1986; Group Vice President, Industrial Starch and Food Products division in 1989; and Executive Vice President in 1997. In 1999, he was appointed Chairman and Chief Executive Officer.

William Powell has a degree in chemistry and a master’s degree in chemical engineering from Case Western Reserve University. In addition he has a Masters in Business Administration from the University of North Dakota. He is a past Chairman of the Corn Refiners Association and currently an Honorary Director. He is a Non-Executive Director of Granite Construction Inc. and a member of the Institute of Food Technologists and the American Institute of Chemical Engineers. He is also a member of: the Board of Directors of the American Chemistry Council; the Executive Committee of the Society of Chemical Industry, American Section; the Board of Overseers of the New Jersey Institute of Technology; and the Board of Trustees of the State Theatre of New Jersey. Aged 59.

6.  Timothy A Scott
Chief Financial Officer
Appointed a Director and Chief Financial Officer on 23 May 2001. He is Chairman of the ICI Charity Trust and Appeals Committee.

A graduate of St Catherine’s College, Oxford with a degree in chemistry, he is a member of the Chartered Institute of Management Accountants.

Timothy Scott joined the Company in 1997 following the acquisition of the Speciality Chemicals businesses from Unilever. He joined Unilever in 1983 and during the first six years of his career worked in a variety of businesses in the UK, US and the Netherlands in a range of financial positions. In 1989 he joined Unilever’s UK-based Mergers & Acquisitions department and three years later moved to Unichema in the Netherlands as Senior Vice President Commercial, becoming Group Vice President, Europe in 1995. In 1998 he was appointed Chief Administrative Officer for ICI Paints in North America and the following year became ICI’s Vice President Strategy and Performance. Aged 42.

7. Adri Baan
Non-Executive Director
Appointed a Non-Executive Director on 25 June 2001. He has a master’s degree in physics from the University of Amsterdam and joined Philips as a project manager in 1969.

He has held a series of senior positions with Philips in Europe and North America. From 1984 to 1986 he was Vice Chairman of Philips Industrial Electronics in Eindhoven and two years later was appointed Executive Vice President, North American Philips. He was Managing Director of Philips Business Electronics from 1993 to 1996 and Chief Executive Officer and a Member of the Group Management Committee from 1996 to 1998. In 1998 he was appointed Executive Vice President, Royal Philips Electronics and Member of the Management Board, a position which he held until 2001.

In addition he was formerly the Chairman of Integrated Production and Test Engineering N.V., and a Director of Medquist, NPM Capital, PSA Corporation Limited (Port of Singapore Authority) and Hesse-Noord Natie, Port of Antwerp.

He is currently a Director of: Wolters Kluwer N.V.; ASM International N.V.; International Power plc; the Trust Office of KAS BANK NV; OCE NV; PSA Europe Limited; and AFM (the Authority for Financial Markets in the Netherlands). He is also Vice Chairman of Koninklijke Volker Wessels Stevin N.V. Aged 62.

8. Rt. Hon. Lord Butler of Brockwell, KG, GCB, CVO
Senior Independent Director
Appointed a Non-Executive Director on 1 July 1998. He is the Board’s Senior Independent Director.

After graduating with a double first in Mods and Greats from University College, Oxford, Robin Butler joined the Treasury in 1961 where he held a succession of posts before becoming Private Secretary to the Financial Secretary in 1964 and Secretary of the Budget Committee from 1965 to 1969. He was seconded to the Bank of England in 1969 and subsequently acted as Private Secretary to three Prime Ministers.

In 1985 Robin Butler became second Permanent Secretary, Public Expenditure and in 1988 he was appointed as Secretary of the Cabinet and Head of the Home Civil Service.

He is currently Master of University College, Oxford and a Non-Executive Director of HSBC Holdings plc. In 1999 he served on the Royal Commission on Reform of the House of Lords and in 2004 chaired the UK Review of Intelligence on Weapons of Mass Destruction. He is also a trustee of the Globe Trust, a trustee of the Rhodes Trust and Chairman of the Churchill Museum UK Appeal Committee. Aged 67.

9.  Joseph T Gorman
Non-Executive Director
Appointed a Non-Executive Director on 20 September 2000. He is Chairman of the ICI Audit Committee.

A graduate of Kent State University and holding a doctorate from Yale Law School, Joseph Gorman practised law for 5 years before joining the

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34	BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT TEAM

Board of Directors (continued)

legal department of automotive safety systems manufacturer, TRW Inc. in 1962.

He became Secretary of TRW in 1970 and Vice President in 1972. He served as Vice President and General Counsel from 1976 to 1980 when he was elected Executive Vice President and given responsibility for the Industrial & Energy business unit. In 1985 he was appointed President and Chief Operating Officer of the Company and three years later became Chairman and Chief Executive Officer.

A past Chairman of the US-Japan Business Council, he received Japan’s 1994 Prime Minister’s Trade Award for his contribution to promoting improved US-Japan trade relations. He has served on the Boards of the US-China Business Council and the Prince of Wales Business Leaders Forum and was a member of the President’s Export Council. He is a trustee of the Centre for Strategic and International Studies and also serves the Council on Competitiveness as a co-industry vice chair and member of the executive committee.

Joseph Gorman is a Director of Alcoa, Inc., The Procter & Gamble Company and National City Corporation. Aged 67.

10. Richard N Haythornthwaite
Non-Executive Director
Appointed a Non-Executive Director on 20 February 2001. He is Chairman of the ICI Remuneration Committee.

A graduate of The Queen’s College, Oxford with a degree in Geology and a Sloan Fellow of the Massachusetts Institute of Technology, Richard Haythornthwaite has over twenty five years of international industry experience covering a broad mix of strategic and operational roles.

He has extensive experience in organisational and cultural change leadership, cost reduction programmes, results-driven performance initiatives and executing and negotiating acquisitions and divestments worldwide.

Richard Haythornthwaite’s career began with BP plc where he held a variety of positions in its European and American operations from 1978 to 1995, including General Manager of the Magnus Oilfield and President of BP Venezuela.

In 1995 he joined the Board of Premier Oil, where he was responsible for corporate and commercial affairs, and two years later joined Blue Circle Industries plc as Chief Executive of Heavy Building Materials in Europe and Asia. He was appointed Group Chief Executive of Blue Circle in 1999. Following its acquisition of Blue Circle in 2001, he became a Non-Executive Director of Lafarge S.A., standing down from that Board in July 2003. From 1999 to 2003 he was a Non-Executive Director of Cookson Group plc.

Richard Haythornthwaite has, since 2001, been Group Chief Executive of Invensys plc. In addition he is the Chairman of the Centre for Creative Communities and the Almeida Theatre Company Limited as well as a board member of the British Council and the National Museum of Science and Industry. Aged 48.

11. Baroness Noakes, DBE
Non-Executive Director
Appointed a Non-Executive Director on 1 March 2004. A law graduate of Bristol University, Baroness Noakes has extensive experience both in the City, as a senior partner of KPMG, from which she retired in 2000, and as an adviser to the UK Government.

She joined Peat Marwick Mitchell & Co (now KPMG) in 1970 and was made a partner in 1983. Her experience was a combination of corporate and public sector work and she led KPMG’s international government practice.

From 1979 to 1981 she was seconded to HM Treasury. In a further secondment in 1988, she joined the Department of Health as Director of Finance and Corporate Information on the NHS Management Executive, the Board chaired by the NHS’ Chief Executive. She was a Director of the Bank of England from 1994 to 2001 becoming the Senior Non-Executive Director in 1998. She was a Non-Executive Director of John Laing plc from 2002 to 2004 and has also served as President of the Institute of Chartered Accountants in England and Wales.

Baroness Noakes is currently the Senior Independent Director at Carpetright plc and is a Non-Executive Director of Hanson plc and the English National Opera. She is also a Shadow Economic Affairs Minister in the House of Lords and is a trustee of the Reuters Founders Share Company. Aged 55.

New Directors appointed between Annual General Meetings to fill casual vacancies, or as additional Directors, retire at the Annual General Meeting following their appointment and are eligible for election. At each Annual General Meeting of the Company’s shareholders one third of the other Directors (being those longest in office since their last election) also retire and are eligible for re-election.

Charles Knott retires under Article 76 of the Company’s Articles of Association. He is recommended for election to the Board.

Adri Baan, Joseph Gorman and William Powell retire under Article 96 of the Company’s Articles of Association. All three Directors are recommended for re-election.

In addition, Robin Butler retires in accordance with the policy set out on page 54. He is recommended for re-election.

All Executive Directors are employed on rolling contracts subject to no more than one year’s notice.

No Director or Officer has a family relationship with any other Director or Officer.

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BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT TEAM	35

Executive management team

The Executive Management Team comprises the Executive Directors and the following:		Date first appointed as an Officer*

12.	Leonard J Berlik	1 April 2000
Appointed a member of the Executive Management Team in 2000. He is Executive Vice President, Uniqema. He also has regional oversight responsibilities for Group activities in Europe, the Middle East and Africa He joined National Starch and Chemical Company in 1972 and, prior to his appointment with Industrial Specialties (now Uniqema) in 2000, served as Executive Vice President of the Adhesives Division. He is a Non-Executive Director of NIZO food research B.V. Aged 57.

13.	Michael H C Herlihy	1 January 1996
Appointed a member of the Executive Management Team in 1996. He is General Counsel, Executive Vice President Mergers and Acquisitions and Company Secretary. A graduate of St Catherine’s College, Oxford, Michael Herlihy qualified as a solicitor in 1977 and joined ICI in 1979, gaining broad experience in the Petrochemicals and Plastics and Agrochemicals Divisions. In 1992 he was appointed Group Taxation Controller before being appointed General Counsel in 1996. In 2000 he assumed the role of Executive Vice President Mergers and Acquisitions and became Company Secretary on 1 November 2003. Aged 51.

14.	Rolf Deusinger	1 July 2002
Appointed a member of the Executive Management Team in 2002. He is Executive Vice President Human Resources. He joined the Company in October 1999 as Senior Vice President Human Resources for ICI Paints. Previously he was Head of International Human Resources for Messer Griesheim GmbH based in Germany. He has nearly 20 years international experience in the field of Human Resources, predominantly in consumer businesses, including PepsiCo, covering the Americas, Europe and Central Asia. Aged 47.

*	The persons listed above together with David J Gee, Executive Vice President, Regional and Industrial Businesses, are regarded as the Officers of the Company for the purposes of the Annual Report and Accounts.

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36	CORPORATE GOVERNANCE

Corporate governance

Corporate governance
The Group is committed to high standards of corporate governance. Throughout 2004 and to the date of this Annual Report the Company has been in compliance with the applicable provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003 (referred to below as the Combined Code or the 2003 FRC Code).

The Board
Within the overall strategy and objectives for the Group agreed by the Board, day to day management is delegated to the Chief Executive and Executive Management Team (EMT), with individual chief executive officers being responsible for the performance of each of the businesses.

The Board reviews the operational performance of the Group on a regular basis and also exercises a number of reserved powers which include:

•	Responsibility for setting the strategic direction of the Group and agreeing the Group Strategic Plan;

•	Approving the annual budget and Group Finance Plan;

•	Appointment and dismissal of the Chief Executive and any member of the Board or EMT and succession planning for these roles;

•	Establishing, via the Remuneration Committee, the remuneration policy for Executive Directors and members of the EMT;

•	Approving the Group’s Sustainability policy and targets including those for safety, health and the environment;

•	Approving and monitoring compliance with the ‘ICI Code of Conduct’ (the Group ethics policy) and associated whistle-blowing procedures;

•	Authorisation of material borrowings and any issue of equity securities;

•	Committing to major capital expenditure, acquisitions or divestments;

•	Agreeing treasury policy including the agreement of foreign currency and interest risk parameters; and

•	Dividend policy.

The Board is also responsible for satisfying itself as to the integrity of financial information and the effectiveness of the Group’s system of internal control and risk management processes.

The division of responsibilities between the Chairman and the Chief Executive, which is set out in writing, has been approved by the Board. In overall terms:

The Chairman leads the Board and is responsible for ensuring its effectiveness.

The Chief Executive has direct charge of the Group on a day-to-day basis and is accountable to the Board for its financial and operational performance.

All Directors are equally accountable under the law for the proper stewardship of the Company’s affairs and share a responsibility for setting and ensuring the highest standards of ethics and integrity across the Group.

The Non-Executive Directors (NEDs) have a particular responsibility to challenge constructively the strategy proposed by the Chief Executive and Executive Directors; to scrutinise and challenge performance; assess risk and the integrity of financial information and controls; and ensure appropriate remuneration and succession planning arrangements are in place in relation to Executive Directors and other senior executive roles.

The Senior Independent Director leads any Board discussions impacting on the Chairman (from which the latter absents himself), in particular in relation to performance and succession. He is also available to the Chairman as a source of advice on matters affecting the operation of the Board generally.

Currently the Board comprises eleven Directors; the Chairman, Mr P B Ellwood; the Chief Executive, Dr J D G McAdam; four Executive Directors and five independent NEDs including the Senior Independent Director, Lord Butler. Biographical details of the Directors are set out on page 32 to 34.

Collectively the NEDs bring a valuable range of domestic and international experience and expertise from a variety of business sectors and public life.

The Board has assessed the independence of the NEDs against the criteria set out in the Combined Code and the NYSE corporate governance rules (save that in the case of the latter the Board has not sought to enquire into interests of Directors’ family members other than their spouse). On this basis, the Board has concluded that all the NEDs are independent in character and judgement. On the same basis, Mr Ellwood was also independent when appointed Chairman.

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CORPORATE GOVERNANCE	37

Attendance at Board and Board Committee meetings held in 2004

	Full		Nomination			Remuneration			Audit
	Board		Committee			Committee			Committee

Number of meetings in 2004	Eligible	Attended	Eligible		Attended	Eligible		Attended	Eligible		Attended
	to attend		to attend			to attend			to attend

P B Ellwood	8	8	4	†	4	–		–	–		–

Dr J D G McAdam	8	8	–		–	–		–	–		–

A Baan	8	8	4		4	5		4	4		3

Lord Butler	8	8	4		3	5		4	4		3

J T Gorman	8	8	4		4	5		5	4	†	4

D C M Hamill	8	8	–		–	–		–	–		–

R N Haythornthwaite	8	7	4		3	5	†	5	4		4

C F Knott	3	3	–		–	–		–	–		–

Baroness Noakes	7	6	3		3	4		3	3		3

W H Powell	8	8	–		–	–		–	–		–

T A Scott	8	8	–		–	–		–	–		–

† Committee Chairman

Mr Ellwood is not currently a director of any other company and his agreement with ICI prohibits him from becoming chairman of another company without ICI’s consent. He does perform a number of pro-bono roles but these commitments did not change materially in 2004 and the Board remains satisfied that they are not such as to interfere with the performance of his duties as Chairman of ICI, which are based around a commitment of approximately 150 days per annum.

Two Directors were appointed in 2004.

After an externally facilitated search Baroness Noakes was appointed a Non-Executive Director on 1 March 2004. She brings broad experience to the Board which is described more fully on page 34.

Mr Charles Knott, Chairman and Chief Executive of Quest International, was appointed an Executive Director on 1 September 2004. He brings extensive international experience including, in particular, first hand knowledge of managing successful business operations in Asia Pacific, which is described more fully on page 32.

All Directors are subject to re-election by shareholders at least every three years. Subject to satisfactory performance, NEDs are normally expected to serve two three-year terms commencing with the first Annual General Meeting after the date of their appointment. However, there may be circumstances where NEDs are invited to remain on the Board after the expiry of their second three year term for a further period of up to three years. Any such invitation will be subject to the Director in question standing for annual re-election by shareholders.

The Company Secretary acts as Secretary to the Board and to the Nomination, Remuneration and Audit Committees. He assists the Chairman in ensuring that all Directors have full and timely access to all relevant information. He also administers the procedure under which Directors can, where appropriate, obtain independent professional advice at the Company’s expense. The appointment or removal of the Company Secretary is a matter for the Board as a whole.

Board Committees
The principal Board Committees, which report to the Board, are the Nomination Committee, the Remuneration Committee and the Audit Committee. The Remuneration and Audit Committees meet at least quarterly and the Nomination Committee as and when required. Summary remits of the Committees are set out below and full terms of reference are available via the Investor Relations section of the Company’s website at www.ici.com and in paper form from the Company Secretariat on request. Directors’ attendance at Board and Board Committee meetings during 2004 is set out in the table above.

Nomination Committee
The Nomination Committee is responsible for proposing new appointments of Directors to the Board and reviews succession plans and arrangements for the Board and EMT. It met on four occasions in 2004.

The Nomination Committee comprises the independent Non–Executive Directors under the chairmanship of Mr Ellwood.

In 2004 the Committee dealt with the appointment of two new Directors as described above. It also agreed the processes to be followed in relation to future Board appointments and discussed succession planning arrangements for NEDs.

Remuneration Committee
The Remuneration Committee determines, on behalf of the Board, the Company’s policy on the remuneration of the Chairman, Executive Directors and the most senior management of the Company. The Committee determines the total remuneration packages for these individuals including any compensation on termination of office. It met on five occasions in 2004.

The Committee comprises the independent NEDs under the chairmanship of Mr Haythornthwaite. The Chairman of the Committee normally invites the Chairman, Chief Executive, Executive Vice President Human Resources and Vice President Performance & Reward to attend meetings to respond to specific questions raised by the Committee. This specifically excludes any matter concerning their own personal remuneration.

The Remuneration Report on pages 43 to 54 includes details of remuneration policy and practices, and the remuneration of Directors.

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38	CORPORATE GOVERNANCE

Audit Committee
The Audit Committee assists the Board in the discharge of its responsibilities for corporate governance, financial reporting and corporate control. It met on four occasions in 2004. The Committee comprises the independent NEDs under the chairmanship of Mr Gorman. The dates on which these individuals were first appointed to the Committee are as follows:

J T Gorman	September 2000
A Baan	June 2001
Lord Butler	July 1998
R N Haythornthwaite	February 2001
Baroness Noakes	March 2004

The Board has determined that Mr Gorman and Baroness Noakes are the Audit Committee’s financial experts.

Audit Committee Report
The work of the Audit Committee during 2004 included consideration of the following matters:

i)	In respect of the 2003 year end: the full year results release, the Annual Report and Accounts and Form 20-F, and the annual report from the external auditor.

ii)	The 2003 full year report on internal audit and the effectiveness of internal control.

iii)	The quarterly financial results and the Interim Report 2004.

iv)	The recommendation to the Board of the reappointment of KPMG Audit Plc as the external auditors and approval of the 2004 external audit plan and fee proposal.

v)	The progress of the internal audit programme and matters arising.

vi)	The policy on auditor independence and provision of audit and non-audit services by the auditor.

vii)	Reviewing the Group’s plans for achieving compliance in 2005 with section 404 of the Sarbanes-Oxley Act 2002 regarding internal control over financial reporting.

viii)	The Group’s risk management process.

ix)	Material litigation.

x)	Developments in accounting standards and the Group’s responses, including the preparation for adoption of International Financial Reporting Standards.

The Audit Committee also monitors the Group’s whistle-blowing procedures, ensuring that appropriate arrangements are in place for employees to be able to raise matters of possible impropriety in confidence, with suitable subsequent follow-up action.

Regular attendees at Audit Committee meetings, at the invitation of the Chairman of the Committee, include: the Chairman, Chief Executive, Chief Financial Officer, Chief Internal Auditor, Group Financial Controller and the General Counsel. The Committee regularly meets with the external and internal auditors without the presence of management.

The Audit Committee has established a policy which is intended to preserve the independence of KPMG Audit Plc when acting as auditor of the Group Accounts. This policy governs the provision of audit and non-audit services by the auditor and its associates. It identifies certain non-audit services which the auditor is prohibited from providing. Certain defined categories of permitted service are approved by the Audit Committee on an annual basis and the Chairman of the Audit Committee may approve additional categories, subsequently ratifying these with the Audit Committee at its next meeting. Audit and non-audit engagements are also subject to authorisation procedures which are related to financial thresholds, with major engagements requiring authorisation by the Committee.

Audit and internal control
In accordance with the Turnbull Guidance on internal control, the Board confirms that there is a process for identifying, evaluating and managing the significant risks to the achievement of the Group’s strategic objectives. The process has been in place throughout 2004 and up to the date of approval of the Annual Report and Accounts, and accords with the Turnbull Guidance. The effectiveness of this process has been reviewed regularly by the Audit Committee which reports its findings for consideration by the Board.

The processes used by the Audit Committee to review the effectiveness of the system of internal control include:

•	Discussions with management on risk areas identified by management and/or the audit process;

•	The review of internal and external audit plans;

•	The review of significant issues arising from internal and external audits;

•	The review of management processes for significant Group risks defined by the full Board on the basis of proposals from the Group Risk Committee (GRC);

•	Annual compliance statements from each business and major function.

The Audit Committee reports to the Board the results of its review of the risk management process for the full Group risk register. The full Board reviews the Group risk register. The Board then draws its collective conclusions as to the effectiveness of the system of internal control.

The GRC consolidates and prioritises for the Board the inputs received from management of the businesses and corporate functions. The GRC comprises the heads of major corporate functions, the Chief Internal Auditor and the Deputy General Counsel.

The GRC reviews input from the businesses and corporate management and reports its conclusions to the Audit Committee.

The internal audit function reviews internal controls in all key activities of the Group, typically over a three year cycle. It acts as a service to the businesses by assisting with the continuous improvement of controls and procedures. Actions are agreed in response to its recommendations and these are followed up to ensure that satisfactory control is maintained. Quarterly reviews are also conducted between internal audit management and the senior management of the businesses to assess their current control status and to identify and address any areas of concern.

The Board is responsible for maintaining and reviewing the effectiveness of the Group’s system of internal controls. The internal control systems are designed to meet the Group’s particular needs and the risks to which it is exposed. They are designed to manage rather than eliminate the risk to the achievement of business objectives, and can only provide reasonable and not absolute assurance against misstatement or loss.

The Group’s strategic direction is regularly reviewed by the Board.

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CORPORATE GOVERNANCE	39

Annual plans and performance targets for each business are set by the Chief Executive and are reviewed in total by the Board in the light of the Group’s overall objectives.

The processes to identify and manage the key risks to the success of the Group are an integral part of the internal control environment. Such processes include strategic planning, the appointment of senior managers, the regular monitoring of performance, control over capital expenditure and investments and the setting of high standards and targets for safety, health and environmental performance. Businesses are responsible for meeting the defined reporting timetables and compliance with Group accounting manuals which set out accounting policies, controls and definitions.

The Chief Executive receives a monthly summary of financial results from each business, and the Group’s published quarterly financial information is based on a standardised and timely reporting process.

Responsibility for monitoring compliance with Group policies and guidelines rests with the chief executive officers of the businesses and with senior managers at the Corporate Centre. Annual statements of compliance are provided to the Board, and these statements are reviewed by the relevant functional leader for each policy area. In turn, there is an annual report to the Audit Committee, on behalf of the Board, on the degree of compliance with Group policies and guidelines. Corrections to any weaknesses found are monitored and controls are developed to match changing circumstances.

Board effectiveness
On appointment all new Directors receive a formal induction, tailored to their particular needs, which includes, as appropriate, visits to key locations and meetings with senior executives. Throughout their period in office Directors are continually updated on the Group’s business and the competitive and regulatory environment in which it operates. Directors are advised on appointment of their legal and other duties and obligations as a director of a listed company and are updated on these as part of their continuing professional development at least annually.

All Directors, including the Chairman, receive a formal performance evaluation to which all other members of the Board have an opportunity to contribute. The reviews are led as indicated below.

Board Member	Review led by:
Chairman	Senior Independent Director
Senior Independent Director/other	Chairman
Non-Executive Directors
Chief Executive	Chairman
Executive Directors	Chief Executive

The NEDs meet twice a year with the Chairman and Chief Executive. These discussions include evaluation of Board and individual Director performance and succession plans. The Chief Executive and Chairman each absent themselves when their own performance is being assessed. Discussions are led by the Chairman (except in relation to his own performance and succession when the Senior Independent Director takes the chair) and feedback is provided.

In addition, in 2004, a comprehensive externally facilitated review took place of the effectiveness of the Board and its Committees. This included extensive interviews with all members of the Board and the Company Secretary and feedback in person by the facilitator to the Board. The review concluded that the Board (including its Committees) is working effectively.

Discussions during and following the review, focused on a number of areas including the following:

Risk Management
The Group has long established processes, for the assessment and management of key risks. Discussion in 2004 has focused, in particular, on how to maximise value from the Board’s involvement in these.

Succession Planning
Whilst the Group has long standing succession planning processes for Executives including Executive Directors, no formal processes previously existed with regard to succession planning for NEDs. These are now in place, centred around an agreed set of desirable NED capabilities and an annual succession planning review to be led by the Nomination Committee.

Business Unit Strategy
Approaches to reviewing the strategies and strategic progress of the individual business units within the International Businesses were discussed and refined with a view to optimising the quality of the discussions with business unit management.

US corporate governance compliance
As a consequence of its US listing, the Company is required to comply with the provisions of the Sarbanes-Oxley Act 2002, as it applies to foreign issuers. The Company continues to monitor its legal and regulatory obligations arising from Sarbanes-Oxley. The Company has taken action to be compliant with those rules that have already become effective, and has plans to address rules with effective dates in 2005 and beyond.

In accordance with recommendations issued by the SEC, the Company has established a Disclosure Committee comprising appropriate senior executives from the ICI Corporate Centre: the General Counsel, the Chief Financial Officer, the Vice President, Investor Relations and Corporate Communications, and the Chief Internal Auditor and Group Financial Controller. The Committee designs, maintains and evaluates the Company’s disclosure controls and procedures and reports its evaluation to the Chief Executive and Chief Financial Officer.

In November 2003, the SEC approved the NYSE’s new corporate governance rules for listed companies. Under these new rules, as a NYSE-listed foreign private issuer, ICI must disclose any significant ways in which its corporate governance practices differ from those required to be followed by US companies under NYSE listing standards. We believe the following to be the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to US companies.

Independent Directors
Under NYSE listing rules applicable to US companies, independent directors must comprise a majority of the board of directors. The NYSE rules include detailed tests for determining director independence while the Combined Code prescribes a more general standard for determining director independence. The Combined Code requires a company’s board to assess director independence by affirmatively concluding that the director is independent of management and free from any business or other relationship that could materially interfere with the exercise of independent judgement.

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40	CORPORATE GOVERNANCE

The ICI Board does not have a majority of Independent Directors. However, the Board includes a balance of Executive Directors and Independent Non-Executive Directors such that no individual or group can dominate the Board’s decision taking and the Company complies with the 2003 FRC Code.

The Board of ICI has assessed the independence of the NEDs against the criteria set out in the Combined Code and the NYSE corporate governance rules, save that in the case of the latter, the Board has not sought to enquire into the interests of Directors’ family members other than their spouse. On this basis the Board has concluded that all the NEDs are independent and that ICI complies with the requirements of the Combined Code.

Non-management directors’ meetings
Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. ICI’s NEDs meet twice a year with the Chairman and Chief Executive. These discussions include evaluation of Board and individual Director performance and succession plans. The Chairman and Chief Executive both absent themselves when their own performance is being assessed. Discussions are led by the Chairman, except when his own performance and succession is discussed, when the Senior Independent Director takes the chair.

Adoption and disclosure of corporate governance guidelines
US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The Listing Rules of the UK Financial Services Authority require each listed company incorporated in the United Kingdom to include in its Annual Report and Accounts a narrative statement of how it has applied the principles of the Combined Code and a statement as to whether or not it has complied with the provisions of the Combined Code throughout the accounting period covered by the Annual Report and Accounts.

As stated on page 36, ICI complied throughout 2004 with the provisions of the 2003 FRC Code. The 2003 FRC Code does not require ICI to disclose the full range of corporate governance guidelines with which it complies.

Principles of business conduct
As a leading international company, ICI’s reputation for high ethical standards is central to its business success. A Code of Business Conduct which provides guidance in this area has been communicated throughout the Group and a confidential, independently operated, whistle-blowing service is also provided to enable staff to report any suspected non-compliance. The Code is published on the Company’s website (www.ici.com) and is available in paper form from the Company Secretariat on request.

Shareholder communications
Communications with shareholders are given a high priority. The Annual Review is sent to all shareholders and a full Annual Report and Accounts is available by election or on request. In addition, at the half year, an interim report is produced and sent to shareholders and the quarterly results are published via the London Stock Exchange and by press release. The Company’s financial reports are available to shareholders in paper and electronic form. The Company’s website (www.ici.com) provides financial and other information about ICI and contains an archive of past announcements and Annual Reports.

Overall responsibility for ensuring that there is effective

communication with investors and that the Board understands the views of major shareholders rests with the Chairman, who makes himself available to meet shareholders for this purpose. On a day-to-day basis the Board’s primary contact with major shareholders is via the Chief Executive and Chief Financial Officer who have regular dialogue with individual institutional shareholders and deliver presentations to analysts after the quarterly results. The Senior Independent Director and other members of the Board, however, are also available to meet major investors on request. The Senior Independent Director has a specific responsibility to be available to shareholders who have concerns which contact with the Chairman, Chief Executive or Chief Financial Officer has failed to resolve or for which such contact is inappropriate.

The Board commissions an independent survey of investor views covering both the UK and US on a biennial basis which provides valuable feedback from investors. The survey includes a specific opportunity for investors to comment on the quality of the communication they receive in their contact with the Chief Executive and Chief Financial Officer.

Individual shareholders have the opportunity at the Annual General Meeting to question the Chairman and through him the Chairmen of the Remuneration and Audit Committees. As an alternative, shareholders can leave written questions for response by the Company. After the Annual General Meeting, shareholders can meet informally with the Directors. To ensure transparency, and in accordance with the principle that every share should be entitled to a vote, all votes at shareholder meetings, other than on procedural issues, are taken by way of a poll.

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DIRECTORS’ REPORT	41

Directors’ report

The Directors of Imperial Chemical Industries PLC have pleasure in presenting their Annual Report and Accounts for the year ended 31 December 2004.

Principal activities
The principal activities of the Company are research, manufacture and sale of specialty chemicals and paints. A review of the Company and its subsidiaries’ businesses, including research and development and an indication of likely future developments is given on pages 4 to 31 of this Report.

Dividends
The Directors have declared the payment of a second interim dividend of 3.9 pence per Ordinary Share to be paid on 15 April 2005 to Ordinary shareholders on the Company’s Register on 4 March 2005. A first interim dividend of 3.4 pence per Ordinary Share was paid on 1 October 2004 making a total of 7.3 pence (2003 6.25 pence).

Share capital
Changes in the Company’s ordinary share capital during the year are given in note 23 to the Accounts.

Purchase of own shares
The Directors are authorised by the shareholders to purchase, in the market, the Company’s own shares, as is permitted under the Company’s Articles of Association. Although no such purchases have been made, the Directors will seek to renew the authority from shareholders at the Annual General Meeting.

Directors
The names of the Directors of the Company at the date of this Report and biographical details are given on pages 32 to 34.

Corporate governance
A review of the Group’s corporate governance arrangements is given on pages 36 to 40 of this Report.

Directors’ remuneration and interests
A statement of Directors’ remuneration and their interests in the shares, debentures and options of the Company and its subsidiaries is set out in the Remuneration Report on pages 43 to 54.

ICI Employment Principles
The ICI Group employs over 33,000 people in more than 50 countries.

ICI manages its global organisations through both its International Businesses and its Regional and Industrial Business, each of which is responsible for determining its own employees’ terms and conditions and employment policies within the framework of the following Employment Principles agreed by the ICI Executive Management Team.

These Employment Principles are fully consistent with the commitments given in both the ICI Sustainability Policy and Code of Conduct.

Health and safety of employees
The health and safety of employees is a core value of ICI. Our policy is to ensure that all activities are conducted safely and that the health of our employees is protected. ICI sets demanding targets and monitors progress to ensure continuous progress in this area. We require every employee, and those who work on our behalf, to exercise personal responsibility in preventing harm to themselves and others. We communicate openly with our employees about our health and safety activities and performance and provide them with training to drive continuous improvement.

Development of people
ICI is committed to providing support to help release the full potential of all its employees, whilst recognising that the ultimate responsibility for personal development must rest with the individual.

The Company seeks to help every individual understand the personal strengths they can leverage whilst providing the support they need to grow and develop further, in line with the needs of the business.

Diversity
Our ability to become a high performing organisation depends on our inclusion of people who come from diverse backgrounds and who think in different ways about creating value for our customers and stakeholders. The individuality and creativity that every person brings to the work place is welcomed and appreciated and everyone should be treated in a fair, open and honest manner.

ICI will provide equal opportunity for all employees irrespective of their race, colour, creed, religion, gender, ancestry, citizenship, sexual preference, marital status, national origin, age, pregnancy, or any other reason prohibited by the laws of the individual countries in which it operates. This will apply with respect to recruitment, promotion, compensation, transfer, retention, training, benefits, and any other employment actions.

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42	DIRECTORS’ REPORT

Respect for the individual
It is the right of all people to be treated with dignity and respect. ICI is committed to providing and fostering a working environment that is free from harassment, discrimination, victimisation or bullying, and where all employees are treated with dignity and respect. Verbal or physical conduct that unreasonably interferes with another individual’s work performance, creates an intimidating, hostile, or offensive working environment, or adversely affects opportunities will not be tolerated. Allegations of bullying or harassment will be taken seriously at all levels and will be dealt with in a sensitive manner.

Work/life balance
ICI aims to create a more productive and efficient workforce that will meet business requirements while supporting employees in managing successfully their personal and family commitments.

We aim to exploit the opportunities offered by new technologies to improve our ability to accommodate more flexible patterns of working, where the nature of the work makes this possible.

Our success in achieving this relies on the co-operation and shared responsibility of the Company and its employees, who are partners in the process of managing the balance of work/life issues.

Organisational change
Change is an important and inevitable feature of the world in which we live, and responding positively to change is vital to our success and growth as an organisation and as individuals. From time to time, this will also include changes to the structure of our businesses.

ICI’s commitment is:

•	to ensure that employees are kept informed about the issues and challenges facing the business

•	to be sensitive to the implications of change from the perspective of our employees

•	to be understanding and supportive of their needs and to seek to mitigate the effects of necessary business restructuring.

Communication and consultation
The Company is committed to effective consultation. It believes that knowledgeable and well-informed employees are critical to its success and that there should be clear channels of communication and opportunities for dialogue on issues which affect employees’ working lives.

The principal aims of communication and consultation are:

•	to improve employees’ understanding of the business and its goals

•	to increase mutual trust and commitment

•	to highlight any concerns which might have an adverse impact on the business

•	to allow people to contribute their opinion and experience

Performance and reward
Pay structures for employees at all levels should be designed to reinforce the link between performance and reward. Employees will wherever possible be set performance objectives which support the achievement of overall team and business goals, and their individual reward will reflect their performance against these objectives.

Reward will also recognise the prevailing business climate and the circumstances of the relevant local labour market.

Payment to suppliers
The Company agrees terms and conditions for its business transactions with suppliers. Payment is then made to these terms, subject to the terms and conditions being met by the supplier. Payment terms can differ in the many markets in which ICI trades. Trade creditors of the Company at 31 December 2004 were equivalent to 61 days (2003 60 days) purchases, based on the average daily amount invoiced by suppliers to the Company during this year.

Political and charitable donations
The Group’s worldwide charitable donations in 2004 amounted to £2.1m (2003 £2.4m). Of this total, £0.2m was spent in the UK (2003 £0.5m). The Group made no donations for political purposes.

Auditor
KPMG Audit Plc has expressed its willingness to continue in office as auditor of the Company and resolutions proposing its re-appointment and authorising the Directors to agree its remuneration will be submitted to the Annual General Meeting.

The remuneration and expenses of the Auditor in respect of the statutory report to the members of the Company for the year 2004 amounted to £65,000 (2003 £65,000). The total figure for the Group was £3.1m (2003 £3.1m) which includes fees for audits of subsidiary companies in the UK and overseas, both for the purposes of consolidation into the Group accounts and to meet statutory requirements of the countries in which subsidiaries operate.

Fees paid to the Auditor (and its associates) of the Company for services other than statutory audit supplied to the Group during 2004 totalled £1.9m (2003 £1.8m) of which £1.2m (2003 £0.9m) was for audit-related services, £0.7m (2003 £0.8m) was for taxation services and nil (2003 £0.1m) for other services. These fees have been fully reviewed by the Audit Committee.

Going concern
The operation of the Group’s control procedures gives the Directors a reasonable expectation that the Group has adequate resources to continue in operation for the foreseeable future. Accordingly they continue to adopt the going concern basis in preparing the Group accounts.

Post balance sheet events
On 7 February 2005 the Group completed the disposal of its US, Canadian and European Vinamul Polymers business to Celanese for £111m ($208m). The transaction resulted in a profit after tax of £5m before the recycling of £140m of previously written off goodwill.

Annual General Meeting
The Notice of Annual General Meeting to be held on Wednesday 25 May 2005 is contained in a separate letter from the Chairman accompanying this Annual Report and Accounts.

On behalf of the Board
Michael Herlihy
Company Secretary

17 February 2005

Registered Office
20 Manchester Square
London W1U 3AN
Registered number: 218019

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REMUNERATION REPORT	43

Remuneration Report

Remuneration policy for Executive Directors
The Company’s ongoing remuneration policy for Executive Directors is determined by the Remuneration Committee and seeks to attract, retain, motivate and reward high calibre individuals, whilst maintaining a clear focus on shareholder value. This requires that ICI’s reward plans reflect the scale and the structure of reward available in those organisations with whom ICI competes for talent.

To achieve this, the remuneration package is based upon the following principles:

•	Incentives should align the interests of executives and shareholders and reward the creation of long-term value within a framework which enables risk to be assessed and managed.

•	There should be a clear link between required performance and achievable reward. Performance related elements should form a significant proportion of the total package.

•	The total package for on-target performance should be fully competitive in the relevant market.

•	There should be flexibility, within clearly defined parameters, to meet critical resource needs and to retain key executives.

The Remuneration Committee seeks to take a prudent and responsible approach when applying this policy.

Reward components
Base salary
Base salaries for each Executive Director are reviewed each year and adjusted where necessary to recognise the individual’s role, performance and experience as well as developments in the external executive pay market. Externally, pay is reviewed against the market median. This data is supplied by independent external advisers appointed by the Remuneration Committee and reflects the market median for similar positions in large, international companies in the relevant national market (e.g. UK based companies form the comparator group for UK executives).

Annual Incentive Plan
The Annual Incentive Plan motivates Executive Directors towards the achievement of the annual financial and strategic goals of the Company and its businesses. The level of annual reward opportunity for target bonus is set around the market median in the relevant national markets. The financial targets are derived from the Company’s planning processes so providing alignment between critical annual business targets and reward.

Long-term incentives
ICI’s long-term incentives focus Executive Directors on sustainable longer-term business performance and strengthen the alignment with shareholders. Long-term incentives are provided through a Performance Growth Plan and an Executive Share Option Plan. Together, these plans are designed to deliver competitive rewards, relative to the relevant national market, for improved financial performance, share price appreciation and superior shareholder returns.

Retirement and other benefits
The nature and scale of benefits are positioned around the median of the relevant national market. The major element is the retirement benefit. Where Executive Directors participated in a defined benefit pension plan prior to October 2000 (UK) or April 2002 (USA) they retain this entitlement. Since October 2000 (UK) and April 2002 (USA) all new employees, including Executive Directors, have retirement benefits provided on a defined contribution basis, so that the costs to ICI are stable and predictable. Where possible, plans provide flexibility and choice to increase participant commitment, and enable executives to make their own contributions in addition to those made by ICI. In this way, the Company encourages and supports its Executive Directors to play an active role in planning for their own retirement needs. It is ICI’s policy, where this is in line with local practice, to fund for its retirement benefit liabilities.

Personal shareholdings
Executive Directors and senior executives are expected to build up personal shareholdings of ICI Ordinary Shares through the retention of shares acquired via Company share-based plans.

For Executive Directors, the target level of shareholding is as follows:

Target value of shareholding
Chief Executive	Two times base salary
Executive Directors	One times base salary

External directorships
Executive Directors are encouraged to take one external Non-Executive directorship. In order to avoid any conflict of interest all appointments are subject to the approval of the Remuneration Committee and the Board. Directors retain payments received in respect of these appointments.

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44	REMUNERATION REPORT

2005 Remuneration structure

The relative values of the main elements of the Executive Directors’ remuneration packages are illustrated in the chart below. The performance related elements, when valued at target performance levels, comprise more than 50% of the package (excluding pension and other benefits).

Base salaries
Salaries for Executive Directors have been reviewed for 2005 in line with the policy set out on page 43. Individual increases range from 3.6% to 9.4%, with an average increase of 5.6%.

Annual Incentive Plan
The target bonus opportunity available to Executive Directors for 2005 will be 50% of salary. A maximum opportunity of 100% of salary will be possible for significant over-achievement of the pre-set targets. Bonus targets for Executive Directors will be a mix of delivery of profit, cash flow, sales, return on capital employed and the achievement of key strategic objectives. These measures and the associated targets are consistent with achievement of at least the four-year strategic financial goals communicated to shareholders during 2003. Financial targets, related performance ranges and key strategic objectives are approved by the Remuneration Committee, which retains discretion in the final determination of awards by taking into account the Group’s broader performance in addition to the achievement of the specified financial targets.

Performance Growth Plan (PGP)
The PGP makes conditional awards of ICI shares to Executive Directors which are linked to performance over a fixed three-year period, measured as follows:

•	for the Chief Executive and Chief Financial Officer, the number of shares earned under the PGP will depend wholly on the Total Shareholder Return (TSR) for ICI relative to the TSR of each of the companies in ICI’s Peer Group as set out below. TSR is the change in share price plus reinvested dividends;

•	for the other Executive Directors, each of whom has responsibility for the performance of one of ICI’s International Businesses, reward will also be based on the performance of their Business:

	•	50% of their award will be based on the TSR performance of the Company relative to the Peer Group;

	•	the other 50% of their award will depend on the Economic Profit performance over three years of the Business for which the Executive Director is responsible. Economic Profit is based on profit after tax less a charge for the use of capital.
•	in addition, the Remuneration Committee must be satisfied that the underlying profit performance of ICI is sufficient to justify the receipt of shares under the PGP, notwithstanding the relative TSR achieved.

The Peer Group for the TSR element represents key competitors of ICI’s International Businesses and companies comparable to ICI, selected on the basis of market location, size, portfolio and performance. The Peer Group is approved by the Remuneration Committee with advice from external independent advisers. It is reviewed annually and also on the occasion of a significant event impacting either ICI or one of the Peer Group companies. The companies for the conditional awards to be made in 2005 are: Air Products and Chemicals, Akzo Nobel, BASF, Ciba Speciality Chemicals, Clariant, Crompton Corporation, Degussa, Dow Chemical, DSM, Du Pont, Givaudan, International Flavors & Fragrances, Rohm and Haas Company, PPG Industries, The BOC Group and The Sherwin-Williams Company.

The maximum conditional award to be made in 2005 will be 100% of base salary (200% in the case of US Directors). For the maximum awards to be paid on the TSR element, performance must be at position three or higher out of the seventeen companies (including ICI) in the Peer Group. For achieving median TSR performance (position nine out of seventeen), 40% of this maximum award will be paid. Awards are pro-rated between positions nine and three. No award will be paid for below median TSR performance (below position nine out of seventeen).

TSR has been selected as a performance measure as it will reward any relative out-performance of ICI versus its global competitors. TSR is calculated by independent external advisers and approved by the Remuneration Committee.

Economic Profit has been selected as it is a critical measure of profitable growth and efficient use of capital that are significant contributors to the generation of sustainable shareholder value. The Economic Profit targets for each International Business, which are set by the Remuneration Committee, are designed to be as demanding as the TSR measure.

The shares required to make awards under the PGP are provided via a trust funded by ICI. There is no dilution of the Company’s issued share capital as the shares are purchased in the market.

Executive Share Option Plan
Share Option grants are made under a plan approved by shareholders in 2004. The Plan grants options that vest and become exercisable provided demanding Earnings per Share (EPS) performance conditions are met. EPS has been selected because it is the quantifiable outcome of the key targets set by the Board in the areas of sales growth, trading profit margin and Return on Capital Employed. For the awards to be made in 2005, these targets and corresponding vesting levels will be defined relative to the achievement of specific EPS amounts in 2007.

Earnings per Share		Options vesting as a	Options vesting as
for 2007		multiple of salary at	a multiple of salary
		grant UK:	at grant USA:
Less than 27.1	p	nil	nil
27.1	p	1 times salary	1.5 times salary
29.1	p	2 times salary	3 times salary
31.1	p	3 times salary	4.5 times salary

The numbers of shares vesting will be pro-rated, on a straight-line basis, between points on the above scale. There will be no retesting of these conditions after the three-year performance period.

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REMUNERATION REPORT	45

The performance target for option vesting continues to be challenging and is in line with the commitment in the strategic update announced during 2003 to targets which, if achieved, should result in double digit compound annual growth rate for four years from a baseline EPS of 18.5p for 2003. The minimum performance threshold of 27.1p EPS in 2007 will require 23.7% growth from the EPS for 2004 of 21.9p (see page 121 note 5). This continues to be ahead of market practice for comparable companies and takes account of ongoing EPS benefits arising from ICI’s restructuring programme announced in 2003. Such growth levels are therefore unlikely to be sustainable for subsequent grants, though the Remuneration Committee will continue to set targets that remain demanding.

Earnings per share
For the purpose of calculations in connection with the Plan, EPS will be measured in accordance with the rules for calculating “Diluted EPS” as set out in UK FRS No.14, excluding any element relating to exceptional items and/or goodwill amortisation. The EPS figures that determine vesting, as laid out in the Performance Conditions in this Remuneration Report, are quoted under current accounting standards and will require restatement when International Financial Reporting Standards are adopted in full. The Remuneration Committee will ensure that the adjustments made are fair and equitable.

The Committee may reduce the awards that vest having regard to the underlying performance of ICI and the extent to which EPS performance reflects progress towards the financial targets contained in the 2003 strategic update.

Options under the Plan must be held for a minimum of three years from date of grant before they can be exercised and lapse if not exercised within ten years. The shares to meet options exercised will be either bought in the market or provided by a new issue of shares.

It is intended to make option grants to Executive Directors at the levels set out on page 44 and in accordance with these criteria in the 42 day period following the announcement of the 2004 full year results.

2004 Actual remuneration

Base salaries
Salaries for Executive Directors were reviewed and increased with effect from 1 January 2004 when individual increases ranged from 2.5% to 6.7% with an average increase of 4.9%. Salaries remained around the market median. Details are shown in the Directors’ emoluments table on page 47.

Annual Incentive Plan
The bonus opportunity available to Executive Directors for 2004 for the achievement of on-target performance was 50% of base salary, with a maximum opportunity of 100% of base salary for significant over-achievement.

The targets focused on the delivery of profit, cash generation and key strategic objectives with greatest weighting on the financial measures of profit and cash. For those executives responsible for the performance of one of ICI’s International Businesses, the heaviest weighting was on profit of the executive’s own business, with the other financial measure being the cash performance of their business. On-target performance and the ranges defining minimum and maximum payment were agreed by the

Remuneration Committee and were set to be appropriately challenging for ICI Group and for each International Business. Indicatively, the financial performance required to achieve maximum payment in 2004 on the profit measure was 15% greater than the level for on-target performance.

Bonus payments to the executives in respect of performance in 2004 reflect the strong performance of ICI Group and the majority of the International Businesses. Profit targets were exceeded by ICI Group and all the International Businesses. There were high levels of cash generation and most cash flow targets were exceeded. This was achieved in conjunction with effective capital expenditure and good management of working capital throughout the year.

The key strategic objectives for 2004 focused on improving performance in specific areas of the business and strengthening the organisation. The executives demonstrated good performance against their key strategic objectives, with high levels of achievement in the areas of financial management and development of people.

The payments under the 2004 Annual Incentive Plan are shown in the Directors’ emoluments table on page 47.

ICI ANNUAL REPORT AND ACCOUNTS 2004

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46	REMUNERATION REPORT

2004 Actual remuneration (continued)

Long-term incentives
For the 2002 to 2004 performance period of the Performance Growth Plan, ICI’s Total Shareholder Return ranked 14 out of the 17 companies in the Peer Group and, as a result, all awards under the TSR performance measure for this cycle lapsed.

Two Directors received awards under the Economic Profit measure of the Performance Growth Plan and these are shown on page 48 together with details of the performance achieved.

Share options granted up to and including 2003, under the share option plan approved by shareholders in 1994, were subject to a three-year performance test with subsequent re-testing. This plan has passed its 10-year approval period and no grants have been made since December 2003. The shares to meet options granted under this plan do not dilute ICI’s issued share capital as they are bought in the market.

Share options granted in 2004 were made under a new plan approved by shareholders in 2004. Details of this plan are laid out on page 44 and the performance condition set out on page 50. There is no retesting of the Performance Condition.

Performance graphs
(not subject to audit)

The first graph shows ICI’s five-year performance versus the Peer Group of companies for the TSR performance condition for PGP awards.

As required by the disclosure legislation, the second graph illustrates the performance of ICI and a “broad equity market index” over the past five years. The index shown is the FTSE 100 as ICI has been a constituent of this index throughout the five-year period.

ICI ANNUAL REPORT AND ACCOUNTS 2004

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REMUNERATION REPORT	47

Directors’ emoluments
(audited)

		Base salary		Annual incentive		Benefits and other		Compensation for loss		Total
		and fees		payments		emoluments (note 2,3)		of office (note 4)		(note 5)
		(note 1)

		2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	notes	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000

P B Ellwood	6,7	240	51							240	51

Dr J D G McAdam	6,8	640	522	609	252	19	18			1,268	792

D C M Hamill	3,6	390	25	289		113	6			792	31

C F Knott	1,3,6,11	124		99		26				249

W H Powell	8,9	397	435	206	97	13	16			616	548

T A Scott		375	355	340	139	24	22			739	516

A Baan	10	36	30							36	30

Lord Butler	10	46	40							46	40

J T Gorman	10	46	40							46	40

R N Haythornthwaite	10	46	40							46	40

Baroness Noakes	1,6,10	30								30

Directors who retired or resigned during 2003

Lord Trotman	6		200								200

Dr B R O’ Neill	4,6		178				12	310	645	310	835

P J Drechsler	4,6		79				8	108	342	108	429

Total		2,370	1,995	1,543	488	195	82	418	987	4,526	3,552

(1)	Base salaries and fees for 2004, included in the table, are the same as the annual base salaries or fees in payment at 31 December 2004 except in respect of Mr C F Knott whose annual base salary, denominated in sterling, was £364,000 and Baroness Noakes whose annual fee was £36,000.

(2)	Benefits include company car, medical insurance and life and long-term disability insurance (where not provided within pension benefit plans).

(3)	Other emoluments comprise a retirement benefit allowance payable in cash to Mr D C M Hamill (see note 5 to pension benefits table on page 51) and an overseas allowance payable to Mr C F Knott.

(4)	Compensation for loss of office, as previously disclosed in the 2003 Remuneration Report, comprises all amounts that were required to be paid under agreements relating to Dr B R O’Neill and Mr P J Drechsler in respect of termination of their employment in 2003. As neither Dr O’Neill nor Mr Drechsler obtained alternative employment during the period to which these payments related, there was no mitigation and the amounts agreed were therefore paid in full. No further payments are due to either individual.

(5)	No payments were made during 2004 or 2003 in connection with expense allowances paid in respect of qualifying services chargeable to UK income tax.

(6)	Mr P J Drechsler and Dr B R O’Neill resigned as Executive Directors on 24 March 2003 and 8 April 2003 respectively. Dr J D G McAdam was appointed as Chief Executive on 9 April 2003, Mr P B Ellwood was appointed as a Non-Executive Director and Deputy Chairman on 27 June 2003, Mr D C M Hamill was appointed as an Executive Director on 8 December 2003, Baroness Noakes was appointed a Non-Executive Director on 1 March 2004 and Mr C F Knott was appointed as an Executive Director on 1 September 2004. Lord Trotman retired on 31 December 2003 and Mr Ellwood was appointed Chairman with effect from 1 January 2004. All amounts reported for these individuals are in respect of the part of the year for which they were employed as Directors.

(7)	During 2004, Mr P B Ellwood elected to receive 30% of his fees in the form of ICI Ordinary Shares.

(8)	During the year to 31 December 2004, Dr J D G McAdam received fees as a Non-Executive Director of Severn Trent Plc amounting to £32,500 of which £4,250 was delivered in the form of Severn Trent Plc ordinary shares. Also during 2004, Mr W H Powell received fees as a Non-Executive Director of Granite Construction Incorporated from the date of his appointment on 22 July 2004 to 31 December 2004 of US$29,350 (£15,954), of which US$14,675 (£7,992) was delivered in the form of Granite Construction Incorporated stock units. (This note is not subject to audit.)

(9)	In 2004 Mr W H Powell received a base salary of US$728,000 (2003 US$710,000). The year on year reduction in the sterling value in the table is due to translation at the average exchange rate (2004 £1 = US$1.832 : 2003 £1 = US$1.63).

(10)	For 2004 the remuneration of Non–Executive Directors comprised an annual fee of £36,000 (2003 £30,000). An additional £10,000 per annum (2003 £10,000) was paid to the Chairman of Board Committees and to Lord Butler in respect of his position as Senior Independent Director.

(11)	Mr C F Knott has service agreements with Quest in both the Netherlands and in the UK. Mr Knott’s annual base salary as at 31 December 2004 under these agreements comprised €377,000 and £108,000 respectively. The base salary disclosed is the total sterling equivalent in respect of the part year Mr Knott was employed as a Director. Mr Knott also participates in a one-off incentive agreement linked to the trading profit of Quest over a three-year period ended 31 December 2005. This arrangement pre-dates his appointment as an Executive Director and was agreed in 2003 under the terms of his appointment as Chairman and Chief Executive of Quest. The maximum payment that relates to his appointment as an Executive Director is approximately £40,000.

(12)	The aggregate emoluments paid or payable to directors in respect of qualifying services, which comprise base salary and fees, annual incentive payments, benefits and other emoluments totalled, £4,108,000 (2003 £2,565,000).

ICI ANNUAL REPORT AND ACCOUNTS 2004

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48	REMUNERATION REPORT

Awards under Performance Growth Plan
(audited)

		Date of	Share price	Ordinary Shares that would be		Maximum number of Ordinary		Performance period
		award	determining	awarded for median TSR/on		Shares that
			award (note 1)	target Economic Profit		could be awarded
				performance

				TSR	Economic Profit	TSR	Economic Profit
	notes			measure	measure	measure	measure

Directors as at 31 December 2004

Dr J D G McAdam	2	28.03.02	3.25	20,949	20,949	52,373	41,898	01.01.02-31.12.04

		24.02.03	2.37	63,292	n/a	142,405	n/a	01.01.03-31.12.05

	3	11.08.03	2.37	29,535	n/a	89,662	n/a	01.01.03-31.12.05

		12.02.04	2.21	115,837	n/a	289,592	n/a	01.01.04-31.12.06

D C M Hamill		12.02.04	2.21	35,294	35,294	88,235	70,588	01.01.04-31.12.06

C F Knott		10.05.03	2.37	29,536	29,536	73,840	59,072	01.01.03-31.12.05

		12.02.04	2.21	32,488	32,488	81,221	64,976	01.01.04-31.12.06

W H Powell	4	28.03.02	3.25	65,316	65,316	159,664	130,636	01.01.02-31.12.04

	4	24.02.03	2.37	85,144	85,144	208,124	170,288	01.01.03-31.12.05

	4	12.02.04	2.21	78,796	78,796	192,612	157,592	01.01.04-31.12.06

T A Scott		28.03.02	3.25	40,050	n/a	100,123	n/a	01.01.02-31.12.04

		24.02.03	2.37	59,916	n/a	149,789	n/a	01.01.03-31.12.05

		12.02.04	2.21	67,873	n/a	169,683	n/a	01.01.04-31.12.06

(1)	The number of shares comprising the PGP awards is determined by the average share price of ICI Ordinary Shares for the three days preceding the date of grant. Prior to 2004 it was determined by the average share price for the month of December prior to the commencement of the performance period. In the case of the grants made on 28 March 2002 the December average share price shown in the table has been adjusted for the effect of the 2002 Rights Issue. In accordance with the disclosure legislation the Company is required to state the market price of its shares on the date of the award and these were as follows: 28 March 2002 £3.42, 24 February 2003 £1.57, 11 August 2003 £1.63 and 12 February 2004 £2.22.

(2)	Award made when Dr J D G McAdam was Chairman and Chief Executive of ICI Paints, with 50% of the award based on the Economic Profit performance of the Paints business.

(3)	On appointment as Chief Executive in 2003, Dr J D G McAdam received a supplementary award in accordance with the increase in his salary on appointment.

(4)	Mr W H Powell’s awards are in the form of ADRs, but for the purpose of this table have been disclosed in terms of Ordinary Share equivalents.

(5)	No variations to awards were made during 2004.

Shares vested under the Performance Growth Plan
(audited)

The following shares in respect of the performance period 1 January 2002 to 31 December 2004 vested on 11 February 2005.

	Ordinary Shares vested			Percentage of maximum number of Ordinary
Shares that could be awarded
	Number	Share price at	Value of shares	TSR	Economic	Total
	of shares	date of	at date of	measure	Profit
	vested	vesting	vesting		measure
		£	£	%	%	%

Dr J D G McAdam	41,898	2.75	115,220	–	100	44

Mr W H Powell	37,132	2.75	102,113	–	28	13

For comparative purposes, the value of shares vesting in 2003 was £43,792.

The award vesting to Dr J D G McAdam is in respect of his employment as the Chairman and Chief Executive of ICI Paints. Growth in Economic Profit for ICI Paints was above the maximum level set for the Business and this is reflected in the shares vested to Dr McAdam. The award vesting to Mr W H Powell reflects the NCV performance of National Starch. This was between the target and threshold level for vesting that was set at the start of the 2002-2004 performance cycle. The award to Mr Powell was made in the form of ADRs but for the purposes of this table have been disclosed in the form of Ordinary Share equivalents at the price of ICI shares on the date of vesting. The award to Mr T A Scott lapsed. The awards to Dr McAdam and Mr Powell based on the TSR condition also lapsed.

Prior to being appointed as a Director, Mr C F Knott participated in a cash based long-term incentive plan operated by National Starch. The performance period relating to this award made in 2002 ended on 31 December 2004. Mr Knott will receive US$25,267 in respect of his service as a Director during the performance period due to the Economic Profit performance of the National Starch business, which was as laid out above in respect of the shares vesting to Mr W H Powell.

ICI ANNUAL REPORT AND ACCOUNTS 2004

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REMUNERATION REPORT	49

Directors’ interests in share options
(audited)

Grants during 2004 were made subject to a sliding scale performance condition that determines the number of shares that could vest. The condition is set out on page 50.

No gains were realised on the exercise of share options during 2004 or 2003.

		Options		Options	Options
		outstanding at		granted	lapsed
		1 January 2004	during 2004		during				Options outstanding at 31 December 2004
		or date of		(note 2)	2004
		appointment
		(note 1,2)
		Number of		Number of	Number of		Number of		Exercise	Date of	Earliest date	Latest
		shares		shares	shares		shares		price	grant	from which	expiry
							(note 3,4)				exercisable	date
	notes								£		(note 5)

Directors as at 31 December 2004

Dr J D G McAdam		24,545					24,545		10.077	18.05.98	18.05.01	17.05.08

	6	108,121					108,121		5.454	29.04.99	29.04.02	28.04.09

		90,416					90,416		4.242	21.02.00	21.02.03	20.02.10

		138,564					138,564		4.292	05.03.01	05.03.04	04.03.11

		149,647					149,647		2.840	13.03.02	13.03.05	12.03.12

		465,251					465,251		1.340	17.03.03	17.03.06	16.03.13

	7	654,761					654,761		1.680	11.08.03	11.08.06	10.08.13

				831,168			831,168		2.310	30.06.04	30.06.07	29.06.14

		8,145	†				8,145	†	1.580	11.12.03	01.02.09	31.07.09

C F Knott		10,909					10,909		10.077	18.05.98	18.05.01	17.05.08

		40,825					40,825		4.333	08.03.99	08.03.02	07.03.09

		47,535					47,535		4.242	21.02.00	21.02.03	20.02.10

		138,564					138,564		4.292	05.03.01	05.03.04	04.03.11

	8	154,448					154,448		2.840	13.03.02	13.03.05	12.03.12

	8	394,288					394,288		1.340	17.03.03	17.03.06	16.03.13

	9			466,233			466,233		2.310	30.06.04	30.06.07	29.06.14

D C M Hamill		386,138					386,138		2.020	10.12.03	10.12.06	09.12.13

				506,493			506,493		2.310	30.06.04	30.06.07	29.06.14

W H Powell	4,8	39,104					39,104		8.466	04.08.97	04.08.00	03.08.07

	8	31,284					31,284		10.077	18.05.98	18.05.01	17.05.08

	8	92,380					92,380		4.482	08.03.99	08.03.02	07.03.09

	8	98,708					98,708		5.690	28.05.99	28.05.02	27.05.09

	8	192,696					192,696		4.242	21.02.00	21.02.03	20.02.10

	8	272,816					272,816		4.292	05.03.01	05.03.04	04.03.11

	8	337,452					337,452		2.840	13.03.02	13.03.05	12.03.12

	8	820,808					820,808		1.340	17.03.03	17.03.06	16.03.13

	8			778,608			778,608		2.310	30.06.04	30.06.07	29.06.14

T A Scott		9,863					9,863		10.077	18.05.98	18.05.01	17.05.08

	6	25,311					25,311		5.454	29.04.99	29.04.02	28.04.09

		46,386					46,386		4.242	21.02.00	21.02.03	20.02.10

		116,440					116,440		4.292	05.03.01	05.03.04	04.03.11

		143,045					143,045		2.840	13.03.02	13.03.05	12.03.12

		440,438					440,438		1.340	17.03.03	17.03.06	16.03.13

				487,012			487,012		2.310	30.06.04	30.06.07	29.06.14

		2,412	†		(2,412	†)			3.943	02.10.98	01.12.03	31.05.04

		1,367	†				1,367	†	4.092	26.11.99	01.02.05	31.07.05

		532	†				532	†	3.038	08.12.00	01.02.06	31.07.06

		4,694	†				4,694	†	1.580	11.12.03	01.02.09	31.07.09

†	Grants awarded under a UK all-employee Sharesave Scheme in which UK Executive Directors could participate. No performance conditions are attached to options granted under this scheme as it is an all-employee share option scheme.

(1)	No variations were made to Directors’ options or the terms and conditions of any Directors’ options during the year 2004 or the period ended 14 February 2005.

(2)	No amount was paid for the award of any options.

ICI ANNUAL REPORT AND ACCOUNTS 2004

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50	REMUNERATION REPORT

Directors’ interests in share options (continued)
(audited)

(3)	Grants under the Executive Share Option Plan in 2004 were made subject to the following sliding scale performance condition:

	Percentage of shares vesting	Earnings Per Share for 2006

	Nil	less than 25.0p
	33.3%	25.0p
	66.7%	27.9p
	100.0%	30.7p

There is no retesting of the condition after the three year performance period. The EPS figures that determine vesting, as laid out above in the Performance Condition, are quoted under current accounting standards and will require restatement when International Financial Reporting Standards are adopted in full. The Remuneration Committee will ensure that the adjustments made are fair and equitable.

(4)	Grants made under the share option scheme prior to 2004 were made subject to an EPS performance condition that over a three-year period in the life of the option the growth in ICI’s EPS (excluding amortisation of goodwill and exceptional items) must be equal to, or greater than, the increase in the UK Retail Prices Index plus 3% per annum. Options granted in 2000, 2001 and 2002 have failed to meet their performance condition to date. The performance conditions relating to these options will be retested in 2006. The grant to Mr W H Powell in 1997 is an exception as it was made before he was appointed a Director and is not subject to a performance condition, in accordance with ICI’s practice in the USA at that time.

(5)	The earliest date from which an option is exercisable is subject to any outstanding performance condition being met.

(6)	In accordance with the Listing Rules of the Financial Services Authority, the annual grant of share options made on 29 April 1999 to certain Executive Directors involved with the then proposed disposal of businesses to Huntsman ICI Holdings LLC was delayed. As a result of this delay, those participants were granted fewer options at a higher exercise price than would have been the case had the grants been made to them at the same time as they were made to all other participants at an exercise price of £4.33 (adjusted for the Rights Issue). The Remuneration Committee decided that those individuals so affected should receive the same gross gain at the time they exercise their options as if the grant had not been delayed.

(7)	Following his appointment as Chief Executive in 2003, Dr J D G McAdam received a one-off option grant of two times salary in addition to his annual grant.

(8)	Awards made in the form of Stock Appreciation Rights, denominated in ADRs, that for the purpose of this table have been disclosed in terms of Ordinary Share option equivalents at the price of the ICI shares at the date of grant. Any gain on exercise of these awards is delivered in the form of ADRs.

(9)	The grant to Mr C F Knott that was made in 2004 was prior to his date of appointment as an Executive Director.

(10)	The market price of the shares at 31 December 2004 was £2.41 and the range during 2004 was £1.93 to £2.47. The Register of Directors’ Interests (which is open to inspection by shareholders) contains full details of Directors’ shareholdings and options to subscribe for shares.

(11)	The Chairman and Non-Executive Directors are not eligible for share option grants.

(12)	During the period 1 January 2005 to 14 February 2005 there were no changes in the interests of Directors in options.

(13)	The total number of options to be satisfied by the issue of new shares, which is relevant to dilution limits of the share capital in issue, is in respect of grants made under the UK all-employee Sharesave Scheme and the 2004 Executive Share Option Plan. There are limits on the number of newly issued shares that can be used to satisfy awards under this scheme together with all of the Group’s other share schemes in any 10 year period. The limits and the Group’s current position against those limits are set out below.

Limit	Current Position
5% of Group’ s share capital can be	0.3% used
used for discretionary share schemes

10% of Group’ s share capital can be	1.1% used
used for all share schemes

The total number of shares committed under all ICI share option schemes during the three years to 31 December 2004 is set out in note 23 to the Accounts on page 90. Between 1994 and 2003 all discretionary share schemes have operated using shares purchased in the market by an employee benefit trust. Details of shares held in this trust are on page 89.

ICI ANNUAL REPORT AND ACCOUNTS 2004

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REMUNERATION REPORT	51

Retirement benefits
Details of the accrued pension to which each Director is entitled on leaving service, and the transfer value of those accrued pensions are shown in the table below. A transfer value is the present value lump sum equivalent of the accrued pension and is calculated in accordance with the Guidance Note published by the Institute and Faculty of Actuaries (GN 11).

Directors’ pension benefits
(audited)

			Defined benefit pension plans				Defined contribution
							pension plans

		Additional	Accrued	Transfer value	Transfer value	Increase in	Contributions	Contributions
		pension	pension at	of accrued	of accrued	transfer value	2004	2003
		accrued	31 December	pension at	pension at	of accrued
		in 2004	2004	1 January	31 December	pension
		(note 1)	(note 2)	2004	2004	during year
						(note 3)
	notes	£000 p.a.	£000 p.a.	£000	£000	£000	£000	£000

Dr J D G McAdam	3,4	100	462	5,276	7,369	2,050	–	–

D C M Hamill	5	n/a	n/a	n/a	n/a	n/a	25	2

C F Knott	4,6	5	182	1,818	2,008	184	–	–

W H Powell	7	(6)	292	4,051	3,975	(76)	19	15

T A Scott	4	16	158	1,032	1,239	182	–	–

(1)	The additional annual pension accrued during the year (or since appointment as an Executive Director), payable at normal retirement age.

(2)	The accrued annual pension at the end of the year, payable at normal retirement age.

(3)	The transfer value calculations take into account the combined effect of notional interest and the individual’s age which will typically increase transfer values by 8%-9% year on year. Additional factors that impact the transfer values (which are net of contributions by Directors) over the year reflect any changes in pensionable pay and the service of each Director as well as changes in actuarial assumptions, particularly for equity and bond returns. For Dr J D G McAdam approximately 20% of the increase in transfer value reflects the increase in salary on his promotion to Chief Executive in 2003 and the effect of this on his 30 years accrued pensionable service. This increase is in accordance with the rules of the ICI Specialty Chemicals Pension Fund.

(4)	Dr J D G McAdam, Mr T A Scott and Mr C F Knott participate in the ICI Specialty Chemicals Pension Fund. Pensionable salary under this plan includes annual bonus, subject to a maximum of 20% of base salary for Dr McAdam and 15% of base salary for Mr Scott and Mr Knott. The pensionable element of bonus is particular to these three Executive Directors and reflects their terms of employment and continuous pensionable service prior to their transfer from Unilever to ICI in 1997, on the acquisition of certain specialty chemicals businesses. This pensionable bonus element entitlement has been frozen since the time of transfer and has not been increased in line with promotion or increases in ICI’s bonus levels.

(5)	Mr D C M Hamill participates in the ICI UK Retirement Plan, a defined contribution plan, in respect of base salary up to the Inland Revenue earnings cap (currently £102,000 for 2004/5). He also receives a retirement benefits allowance, payable in cash and subject to income tax, in respect of base salary above this cap. This allowance is reported in the Directors’ emoluments table on page 47 and for the 2004 period totalled £86,625 (2003 £5,073 for the period from date of his appointment on 8 December 2003).

(6)	The transfer value for Mr C F Knott shown in the column headed “Transfer value of accrued pension at 1 January 2004” is for his accrued pension at his date of appointment on 1 September 2004.

(7)	Mr W H Powell participates in the National Starch and Chemical Company Pension Plan for Salaried Employees and the Supplementary Retirement and Savings Plan of National Starch and Chemical Company. Under these Plans, pension is based on average pay, including annual bonus, during the previous five years, during which time Mr Powell was promoted to Chairman and Chief Executive Officer of National Starch and Chemical Company. He also participates in two defined contribution plans, for which the employer’s contributions are set out above. Mr Powell’s figures reflect not only the change in value of benefits but also movements in exchange rates used for the translation to sterling (2004 £1 = US$1.832 : 2003 £1 = US$1.63). The actual additional pension accrued in the year was US$31,779 and the actual transfer value increased over the year by US$455,009.

(8)	The Listing Rules of the Financial Services Authority require disclosure above and beyond that set out in the Companies Act. Specifically the following disclosures for defined benefit plans which are calculated on an alternative basis to those disclosed in the table above. Additional annual pension accrued in 2004 (net of inflation): Dr J D G McAdam £88,660; Mr T A Scott £11,280; Mr C F Knott £2,840; Mr W H Powell (£6,480). Transfer values at 31 December 2004 of the increase in accrued pension (net of inflation and contributions by the Director): Dr McAdam £1,379,200; Mr Scott £63,800; Mr Knott £25,500; Mr Powell (£75,659).

(9)	In 2003 there were three Directors for whom retirement benefits were accruing in respect of qualifying service under money purchase schemes (defined contribution schemes) and five Directors under defined benefit schemes. Contributions made to money purchase schemes in 2003 in respect of Directors totalled £63,000.

UK Inland Revenue pensions simplification tax regime
The Remuneration Committee has agreed ICI’s approach in response to the UK pensions simplification legislation, which will become effective on 1 April 2006, for those Executive Directors who are members of UK pension plans. Such Executive Directors will be given the option of either:

•	maintaining the existing pension promise, in which case the executive would take personal responsibility for any additional taxation arising, or

•	ceasing to accrue pension benefits in respect of future service and instead receiving a cash retirement benefit allowance, subject to income taxation. Past service benefits would remain linked to future salary increases.

This is in line with ICI’s defined contribution benefits policy and the level of retirement benefit allowance payable will be in line with existing contribution rates to the ICI UK defined contribution plan.

ICI ANNUAL REPORT AND ACCOUNTS 2004

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52	REMUNERATION REPORT

Directors’ interests in shares
(audited)

	notes	1 January	31 December
		2004	2004
		or date of
ICI Ordinary Shares		appointment

P B Ellwood		6,746	25,241

Dr J D G McAdam	1	111,068	131,156

D C M Hamill	1,2	–	–

C F Knott	1	88,529	88,529

W H Powell	1,3	76,012	76,012

T A Scott	1	46,648	46,648

A Baan		10,000	14,000

Lord Butler		1,636	1,636

J T Gorman	4	14,184	14,184

R N Haythornthwaite		12,791	12,791

Baroness Noakes		–	13,600

Consistent with the policy on personal shareholding, no Executive Directors have disposed of shares acquired via Company share-based plans except to meet consequent income tax liabilities.

All shares held by Directors are held beneficially.

In addition to the interests in the table above, on 11 February 2005 Dr J D G McAdam and Mr W H Powell became entitled to shares awarded to them under the Performance Growth Plan (PGP), as detailed in the table of “Shares vested” on page 48. Dr J D G McAdam, Mr C F Knott, Mr D C M Hamill, Mr W H Powell and Mr T A Scott have conditional interests in PGP awards made in 2003 and/or 2004, as set out on page 48.

(1)	Dr J D G McAdam, Mr D C M Hamill, Mr C F Knott, Mr W H Powell and Mr T A Scott are potential beneficiaries of the Company’s employee benefit trust, which is used to satisfy awards under the senior staff share plans, and are therefore treated as interested in the 7.8m (2003 8.7m) shares, including ADRs expressed as Ordinary Share equivalents, held by the trustee at 31 December 2004. Their interests at 14 February 2005 were 7.4m shares.

(2)	Mr D C M Hamill’s interest in shares as at 14 February 2005 was 3,000 Ordinary Shares.

(3)	Mr W H Powell’s interest in shares at 1 January 2004 and at 31 December 2004 comprised 16 Ordinary Shares and 18,999 ADRs (representing 75,996 Ordinary Shares).

(4)	Mr J T Gorman’s interest in shares at 1 January 2004 and at 31 December 2004 comprised 3,546 ADRs (representing 14,184 Ordinary Shares).

During the period 1 January 2005 to 14 February 2005 there were no changes in the interests of Directors in shares other than as set out above in respect of Mr D C M Hamill and in respect of the employee benefit trust.

ICI ANNUAL REPORT AND ACCOUNTS 2004

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REMUNERATION REPORT	53

Remuneration policy for Chairman and Non-Executive Directors
(not subject to audit)

The remuneration policy for the Chairman is determined by the Remuneration Committee.

The remuneration policy for Non-Executive Directors (NEDs) is determined by the Board, within the limits set out in the Articles of Association. Remuneration comprises an annual fee for acting as a NED of the Company and an additional fee for acting as the Chairman of a Board Committee or as the Senior Independent Director.

The Chairman and NEDs are not eligible to participate in incentive plans.

ICI operates a scheme which enables the Chairman and NEDs to receive payment of part of their fees in the form of ICI Ordinary Shares.

Remuneration Committee
Role and membership

The Remuneration Committee determines, on behalf of the Board, the Company’s policy on the remuneration of the Chairman, Executive Directors and the most senior management of the Company. The Committee determines the total remuneration packages for these individuals including any compensation on termination of office.

The Committee is comprised exclusively of the independent NEDs of the Company. The members of the Remuneration Committee during 2004 were:

Mr R N Haythornthwaite (Chairman)
Mr A Baan
Lord Butler
Baroness Noakes (from 1 March 2004)
Mr J T Gorman

Directors’ service agreements and letters of engagement
(not subject to audit)

The Committee members have no personal financial interest, other than as shareholders, in the matters to be decided.

The constitution and operation of the Committee comply with The Combined Code.

The terms of reference of the Committee are available on the Company’s website (www.ici.com) or, on request, from the Company Secretariat at the Registered Office.

Advisers
To ensure that ICI’s remuneration practices are market competitive, the Remuneration Committee has access to detailed external research on market data and trends from independent and experienced international consultants. Since 1 January 2004, the Committee has received material advice from Towers Perrin, New Bridge Street Consultants and Kepler Associates. These advisers have been appointed by the Remuneration Committee. The terms of engagement are available on the Company’s website (www.ici.com) or, on request, from the Company Secretariat at the Registered Office. In relation to their services provided to the Group, Towers Perrin also provides actuarial and administrative services in respect of the Group’s pension plan in the Netherlands and all three consultants provide certain employee benefit services and/or remuneration advice to the Group below Board level.

The Chairman, Chief Executive, Executive Vice President Human Resources and Vice President Performance & Reward are normally invited to attend meetings to respond to specific questions raised by the Committee. This specifically excludes any matter concerning the detail of their own personal remuneration. The Company Secretary acts as Secretary to the Committee.

Executive Directors
It is the Remuneration Committee’s policy that Executive Directors are employed on contracts subject to no more than 12 months’ notice, in accordance with current corporate governance best practice. The Remuneration Committee strongly endorses the principle of mitigation of damages on early termination of a service agreement.

The dates of current Executive Directors’ service agreements, the dates on which their appointments took effect and the current expiry dates of their agreements are as follows:

Executive Directors	Date of service agreement	Effective date	Expiry date

Dr J D G McAdam	14.10.03	09.04.03	Terminable on 12 months’ notice

D C M Hamill	28.10.03	08.12.03	Terminable on 12 months’ notice

C F Knott	02.09.04	01.09.04	Terminable on 12 months’ notice (note 1)

W H Powell	17.02.00	02.02.00	Terminable on 12 months’ notice (note 2)

T A Scott	11.05.01	23.05.01	Terminable on 12 months’ notice (note 3)

(1)	As set out in Note 11 to the table of Directors’ Emoluments, Mr C F Knott has two Service Agreements, both dated as set out above. Mr Knott’s appointment as an Executive Director of the Company is non-remunerative and is covered by a separate letter of appointment. Mr Knott’s employment is terminable on 12 months’ notice from the Company. To comply with statutory employment legislation in the Netherlands, Mr Knott is required to give six months notice of termination of employment to the Company. An ICI subsidiary company in the Netherlands has agreed to provide Mr Knott with certain protection against any future loss on disposal of the house he has purchased as his residence in the Netherlands. In the event that he ceases employment in the Netherlands with an ICI Group company, other than by resignation or for a reason relating to his conduct, during a period of 10 years from31 August 2003 and in the event the house is sold at a price less than the original purchase price, the ICI subsidiary will reimburse him for 75% of the difference between the sale price and the original purchase price. The exact amount of the benefit to him as a result of this arrangement will not be known until the house is sold but at the current valuation of the property no reimbursement would require to be made.

ICI ANNUAL REPORT AND ACCOUNTS 2004

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54	REMUNERATION REPORT

Directors’ service agreements and letters of engagement (continued)
(not subject to audit)

Executive Directors (continued)

(2)	Mr W H Powell’s appointment as an Executive Director of the Company, which is non-remunerative, is terminable by either party giving not less than 12 months’ notice in writing. Mr Powell is separately employed by National Starch and Chemical Company as Chairman and Chief Executive and this employment is terminable on 12 months’ notice that may run concurrently.

(3)	In addition to the normal notice provisions, the Company may also terminate Mr T A Scott’s service agreement at any time with immediate effect on payment in lieu of notice equivalent to 12 months’ gross base salary together with the gross value of the other benefits Mr Scott is entitled to receive under his service agreement (see the table of Directors’ emoluments on page 47 for a description of these benefits) as at the date of termination.

There are no express provisions for compensation payable upon early termination of an Executive Director’s contract other than as detailed above.

Chairman and Non-Executive Directors

The dates of the Chairman’s and current NEDs letters of engagement, the date on which their appointment took effect and the current expiry dates are as follows:

Chairman	Date of letter	Effective date	Expiry date
and Non-Executive Directors	of engagement

P B Ellwood	15.12.03	01.01.04	Terminable on 12 months’ notice

A Baan	24.07.01	25.06.01	(note 1)

Lord Butler	12.06.98	01.07.98	(note 1)

J T Gorman	25.10.00	20.09.00	(note 1)

R N Haythornthwaite	22.02.01	20.02.01	(note 1)

Baroness Noakes	06.02.04	01.03.04	(note 1)

(1)	Subject to satisfactory performance, NEDs are normally expected to serve two three-year terms commencing with the first Annual General Meeting after the date of their appointment. However, there may be circumstances where NEDs are invited to remain on the Board after the expiry of their second three-year term for a further period of up to three years. Any such invitation will be subject to the Director in question standing for annual re-election by shareholders. NEDs have no right to compensation on the early termination of their appointment.

On behalf of the Board

R N Haythornthwaite
Chairman of the Remuneration Committee

17 February 2005

ICI ANNUAL REPORT AND ACCOUNTS 2004

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DIRECTORS’ RESPONSIBILITIES	55

Directors’ responsibilities

Directors’ responsibilities in respect of the financial statements
Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and Group and to enable them to ensure that the financial statements comply with the Companies Act 1985.

The Directors have a general responsibility for taking such steps as are reasonably open to them for safeguarding the assets of the Group and to prevent and detect fraud and other irregularities.

ICI ANNUAL REPORT AND ACCOUNTS 2004

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56	INDEPENDENT AUDITOR’S REPORT

Independent auditor’s report

Independent Auditor’s report to the Members of Imperial Chemical Industries PLC
We have audited the financial statements on pages 58 to 118. We have also audited the information in the Directors’ remuneration report that is described as having been audited.

This report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditor
The Directors are responsible for preparing the Annual Report and the Directors’ remuneration report. As described on page 55, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditor, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession’s ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors’ remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors’ report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and transactions with the Group is not disclosed.

We review whether the corporate governance statement on pages 36 to 40 reflects the Company’s compliance with the nine provisions of the 2003 FRC Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement and the unaudited part of the Directors’ remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors’ remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors’ remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors’ remuneration report to be audited.

Opinion
In our opinion

•	the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2004 and of the profit of the Group for the year then ended; and

•	the financial statements and the part of the Directors’ remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London

17 February 2005

ICI ANNUAL REPORT AND ACCOUNTS 2004

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ACCOUNTS	57

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58	ACCOUNTS

Accounting policies

As used in the financial statements and related notes, the term ‘Company’ refers to Imperial Chemical Industries PLC; the terms ‘ICI’ and ‘Group’ refer to the Company and its consolidated subsidiaries but not to its associates.

The financial statements are prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards. Accounting policies conform with UK Generally Accepted Accounting Principles (“UK GAAP”). The following paragraphs describe the main accounting policies. The accounting policies of some overseas subsidiaries do not conform with UK Accounting Standards and, where appropriate, adjustments are made on consolidation in order to present the Group financial statements on a consistent basis. Note 42 describes the significant differences between UK GAAP and US Generally Accepted Accounting Principles (“US GAAP”) and presents a reconciliation of net income and shareholders’ equity from UK GAAP to US GAAP as a result of each difference.

Basis of consolidation
The Group accounts include the accounts of the parent undertaking and of all subsidiaries, joint ventures and associates. The results of businesses acquired during the year are included from the effective date of acquisition. The results of businesses disposed of during the year are included up to the date of relinquishing control. Material, separately identifiable businesses disposed of are analysed as discontinued operations and prior years’ analyses are restated to reflect those businesses as discontinued.

Turnover
Turnover represents amounts received and receivable for goods supplied and services rendered to customers after deducting sales allowances, rebates and value added taxes. Revenue from the sale of goods is recognised when the significant risks and rewards of ownership of the goods have been transferred to the customer, the revenue can be measured reliably and collectability is reasonably assured.

Depreciation
The Group’s policy is to write-off the book value of each tangible fixed asset excluding land to its residual value evenly over its estimated remaining life. Reviews are made annually of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Under this policy, the total lives approximate to 32 years for buildings and 14 years for plant and equipment. Depreciation of assets qualifying for grants is calculated on their full cost. No depreciation has been provided on land. Impairment reviews are performed where there is an indication of potential impairment. If the carrying value of an asset exceeds the higher of the discounted estimated future cashflows and net realisable value, the impairment is charged to the profit and loss account.

Pension costs
The pension costs relating to Group retirement plans are assessed in accordance with the advice of independent qualified actuaries and accounted for in accordance with SSAP 24. The amounts so determined include the regular cost of providing the benefits under the plans which should be a level percentage of current and expected future earnings of the employees covered under the plans. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans.

Research and development
Research and development expenditure is charged to profit in the year in which it is incurred.

Exceptional items
Exceptional items are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view.

Foreign currencies
Profit and loss accounts in foreign currencies are translated into sterling at average rates for the relevant accounting periods. Assets and liabilities are translated at exchange rates ruling at the date of the Group balance sheet. Exchange differences on short-term foreign currency borrowings and deposits are included within net interest payable. Exchange differences on all other balances, except relevant foreign currency loans, are taken to operating profit. In the Group accounts, exchange differences arising on consolidation of the net investments in overseas subsidiary undertakings and associates are taken to reserves, as are differences arising on equity investments denominated in foreign currencies in the Company accounts. Differences on relevant long-term foreign currency loans used to finance net investments in subsidiary undertakings are taken to reserves and offset against the differences on net investments in both Group and Company accounts.

Financial derivatives
Hedge accounting
The Group uses various derivative financial instruments to reduce exposure to foreign exchange risks. These include currency swaps, forward currency contracts and currency options. The Group also uses interest rate swaps, forward rate agreements and interest rate caps derivatives to adjust interest rate exposures. The Group considers its derivative financial instruments to be “hedges” (i.e. an offset of foreign exchange and interest rate risks) when certain criteria are met. Under hedge accounting for currency options, the Group defers the instrument’s impact on profit until it recognises the underlying hedged item in profit.

Foreign currency derivative instruments:
The Group’s criteria to qualify for hedge accounting are:

•	The instrument must be related to a foreign currency asset or liability that is probable and whose characteristics have been identified;

•	It must involve the same currency as the hedged item; and

•	It must reduce the risk of foreign currency exchange movements on the Group’s operations.

Interest rate derivative instruments:
The Group’s criteria to qualify for hedge accounting are:

•	The instrument must be related to an asset or a liability; and

•	It must change the character of the interest rate by converting a variable rate to a fixed rate or vice versa.

Derivative financial instruments reported in the financial statements:

•	The unamortised premium paid on purchased currency options is included in debtors in the balance sheet.

Cash flows related to foreign currency derivative transactions are reported along with related transactions in net cash inflow from operating activities or returns on investments and servicing of finance, as appropriate, in the Statement of Group cash flow.

Currency swaps
Principal amounts are revalued at exchange rates ruling at the date of the Group balance sheet and included in the sterling value of loans. In accordance with SSAP 20 and FRS 3 exchange gains/losses are included in the Statement of Group Total Recognised Gains and Losses along with similar movements in the values of the investments being hedged.

ICI ANNUAL REPORT AND ACCOUNTS 2004

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ACCOUNTS	59

Financial derivatives (continued)
Forward currency contracts
Those forward currency contracts hedging transaction exposures (purchases and sales held in the books of account) are revalued to balance sheet rates with net unrealised gains/losses being shown as debtors/creditors.

Those contracts used to change the currency mix of net debt are revalued to balance sheet rates with net unrealised gains/losses being shown as part of the debt they are hedging. The difference between spot and forward rate for these contracts is recognised as part of net interest payable over the period of the contract. Realised and unrealised exchange gains/losses are shown in the financial statements in the same place as the underlying borrowing/deposit.

Currency options
Option premia are recognised at their historic cost in the Group balance sheet as ‘other debtors’. At maturity, the option premia net of any realised gains on exercise, are taken to the financial statements as operating profit.

Interest rate swaps and forward rate agreements
Interest payments/receipts are accrued with net interest payable. They are not revalued to fair value or shown on the Group balance sheet at period end. If they are terminated early, the gain or loss is spread over the remaining maturity of the original instrument.

Interest rate caps
The option premia are recognised on the Group balance sheet as ‘other debtors’. The option premia, net of any realised gains on individual caplets, are taken to net interest payable and spread evenly over the lifetime of the cap.

Associates
Associates are undertakings in which the Group holds a long-term interest and over which it actually exercises significant influence. The Group’s share of the profits less losses from associates are included in the Group profit and loss account on the equity accounting basis. The holding value of associates in the Group balance sheet is calculated by reference to the Group’s equity in the net assets of such undertakings, as shown by the most recent accounts available. Interests in joint arrangements that are not entities are included proportionately in the accounts of the investing entity.

Investments
Investments are held at cost less provisions for impairment.

Operating leases
The cost of operating leases is charged on the straight line basis over the period of the lease.

Taxation
Full provision for deferred tax is made for timing differences between the recognition of gains and losses in the consolidated financial statements and their recognition in the tax computation, using current tax rates except as otherwise required by FRS 19. The Group does not discount these balances. No deferred tax is provided in respect of any future remittance of earnings of foreign subsidiaries or associates where no commitment has been made to remit such earnings. Taxation on exchange differences on relevant foreign currency loans used to finance net investments in subsidiary undertakings and associates is taken to reserves to be consistent with the treatment of the underlying exchange differences on the loans and net investments.

Provisions for tax contingencies require management to make judgements and estimates in relation to tax audit issues and exposures. Tax benefits are not recognised unless the tax positions are probable of being sustained. In arriving at this position, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of that benefit on the basis of potential settlement through negotiation and/or litigation.

Stock valuation
Finished goods, raw materials and other stocks are stated at the lower of cost and net realisable value, the first in, first out or an average cost method of valuation is used. In determining cost for stock valuation purposes, depreciation is included but selling expenses and certain overhead expenses are excluded.

Environmental liabilities
The Group is exposed to environmental liabilities relating primarily to its past operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when expenditure on remedial work is probable and the cost can be estimated within a reasonable range of possible outcomes.

Disposal provisions
The Group is exposed to certain liabilities when businesses are divested and disposal provisions are created as part of the gain or loss on disposal calculation. Typical costs include pension liabilities, environmental costs, transaction costs and separation costs. Provisions are only established when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The Group reviews its disposal provisions regularly to determine whether they accurately reflect the present obligations of the Group based on the latest available facts.

Contingent liabilities
Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence of one or more uncertain future events not wholly within the Group’s control or are present obligations arising from past events that are not recognised as it is not probable a transfer of economic benefits will occur or the amount cannot be measured with sufficient certainty. The Group reviews its obligations regularly and provides disclosures of its contingent liabilities in note 39.

Goodwill
On the acquisition of a business, fair values are attributed to the net assets acquired. Goodwill arises where the fair value of the consideration given for a business exceeds the fair value of such net assets. For purchased goodwill arising on acquisitions after 31 December 1997 goodwill is capitalised and amortised through the profit and loss account over a period of 20 years unless the Directors consider it has a materially different useful life, either on acquisition or subsequently, if a shorter life is indicated. For goodwill arising on acquisitions prior to 31 December 1997 purchased goodwill was charged directly to reserves in the year of acquisition. On subsequent disposal or termination of a previously acquired business, the profit or loss recognised on disposal or termination is calculated after charging the amount of any related goodwill previously taken to reserves. Impairment reviews are performed where there is an indication of potential impairment. If the carrying value of goodwill exceeds its estimated recoverable amount, any impairment is charged to the profit and loss account. The estimated recoverable amount of goodwill is determined based on discounted projected future operating cash flows.

Employee Share Ownership Plan (ESOP)
The financial statements of the Group include the assets and related liabilities of the Imperial Chemical Industries PLC Employee Benefits Trust and Impkemix Trustees Limited, a subsidiary company of the Group, which acts as trustee for the Group’s employee share ownership plan. Under the requirements of UITF 38 Accounting for ESOP Trusts the shares held by the ESOP are stated at cost and deducted from shareholders’ funds.

ICI ANNUAL REPORT AND ACCOUNTS 2004

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60	ACCOUNTS

Group profit and loss account
for the year ended 31 December 2004

		2004

		Continuing operations		Discontinued	Total
				operations
		Before	Exceptional
		exceptional	items
		items
	notes	£m	£m	£m	£m

Turnover	4,5	5,601		–	5,601

Operating costs	3,5	(5,192)	(5)	–	(5,197)

Other operating income	5	35	–	–	35

Operating profit (loss)	3,4,5	444	(5)	–	439

After deducting goodwill amortisation	4	(35)	–	–	(35)

Share of operating profits less losses of associates	6	4	–	–	4

		448	(5)	–	443

Profits less losses on sale or closure of operations	3		23	(20)	3

Profits less losses on disposals of fixed assets	3		(1)	–	(1)

Amounts written off investments	3		–	–	–

Profit (loss) on ordinary activities before interest	4	448	17	(20)	445

Net interest payable	7

Group		(86)	–	–	(86)

Associates		–	–	–	–

		(86)	–	–	(86)

Profit (loss) on ordinary activities before taxation		362	17	(20)	359

Taxation on profit (loss) on ordinary activities	8	(111)	(11)	6	(116)

Profit (loss) on ordinary activities after taxation		251	6	(14)	243

Attributable to minorities		(27)	(6)	–	(33)

Net profit (loss) for the financial year		224	–	(14)	210

Dividends	9				(86)

Profit (loss) retained for the year	24				124

Earnings (loss) per £1 Ordinary Share	10

Basic		18.9p	–	(1.1)p	17.8p

Diluted		18.8p	–	(1.1)p	17.7p

Statement of group total recognised gains and losses
for the year ended 31 December 2004

2004
£m

Net profit (loss) for the financial year

Parent and subsidiary undertakings	208

Associates	2

210

Currency translation differences on foreign currency net investments and related loans	(16)

Taxation on translation differences on foreign currency loans	8

(8)

Total gains and losses recognised since last annual report	202

See accompanying notes to consolidated financial statements.

ICI ANNUAL REPORT AND ACCOUNTS 2004

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ACCOUNTS	61a

Group profit and loss account
for the year ended 31 December 2004

		2003

		Continuing operations		Discontinued	Total
				operations
		Before	Exceptional
		exceptional	items
		items
	notes	£m	£m	£m	£m

Turnover	4,5	5,849		–	5,849

Operating costs	3,5	(5,471)	(200)	–	(5,671)

Other operating income	5	16	–	–	16

Operating profit (loss)	3,4,5	394	(200)	–	194

After deducting goodwill amortisation	4	(36)	–	–	(36)

Share of operating profits less losses of associates	6	2	–	–	2

		396	(200)	–	196

Profits less losses on sale or closure of operations	3		41	(9)	32

Profits less losses on disposals of fixed assets	3		5	–	5

Amounts written off investments	3		(57)	–	(57)

Profit (loss) on ordinary activities before interest	4	396	(211)	(9)	176

Net interest payable	7

Group		(92)	–	–	(92)

Associates		1	–	–	1

		(91)	–	–	(91)

Profit (loss) on ordinary activities before taxation		305	(211)	(9)	85

Taxation on profit (loss) on ordinary activities	8	(99)	52	6	(41)

Profit (loss) on ordinary activities after taxation		206	(159)	(3)	44

Attributable to minorities		(23)	(1)	–	(24)

Net profit (loss) for the financial year		183	(160)	(3)	20

Dividends	9				(74)

Profit (loss) retained for the year	24				(54)

Earnings (loss) per £1 Ordinary Share	10

Basic		15.5p	(13.5)p	(0.3)p	1.7p

Diluted		15.5p	(13.5)p	(0.3)p	1.7p

Statement of group total recognised gains and losses
for the year ended 31 December 2004

2003
£m

Net profit (loss) for the financial year

Parent and subsidiary undertakings	18

Associates	2

20

Currency translation differences on foreign currency net investments and related loans	2

Taxation on translation differences on foreign currency loans	7

9

Total gains and losses recognised since last annual report	29

See accompanying notes to consolidated financial statements.

ICI ANNUAL REPORT AND ACCOUNTS 2004

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ACCOUNTS	61b

Group profit and loss account
for the year ended 31 December 2004

		2002

		Continuing operations		Discontinued	Total
				operations
		Before	Exceptional
		exceptional	items
		items
	notes	£m	£m	£m	£m

Turnover	4,5	6,125		–	6,125

Operating costs	3,5	(5,652)	–	–	(5,652)

Other operating income	5	23	–	–	23

Operating profit (loss)	3,4,5	496	–	–	496

After deducting goodwill amortisation	4	(37)	–	–	(37)

Share of operating profits less losses of associates	6	18	–	–	18

		514	–	–	514

Profits less losses on sale or closure of operations	3		40	10	50

Profits less losses on disposals of fixed assets	3		3	–	3

Amounts written off investments	3		(99)	–	(99)

Profit (loss) on ordinary activities before interest	4	514	(56)	10	468

Net interest payable	7

Group		(123)	–	–	(123)

Associates		(28)	–	–	(28)

		(151)	–	–	(151)

Profit (loss) on ordinary activities before taxation		363	(56)	10	317

Taxation on profit (loss) on ordinary activities	8	(115)	1	3	(111)

Profit (loss) on ordinary activities after taxation		248	(55)	13	206

Attributable to minorities		(21)	(6)	–	(27)

Net profit (loss) for the financial year		227	(61)	13	179

Dividends	9				(88)

Profit (loss) retained for the year	24				91

Earnings (loss) per £1 Ordinary Share	10

Basic		20.4p	(5.5)p	1.2p	16.1p

Diluted		20.3p	(5.5)p	1.2p	16.0p

Statement of group total recognised gains and losses
for the year ended 31 December 2004

2003
£m

Net profit (loss) for the financial year

Parent and subsidiary undertakings	192

Associates	(13)

179

Currency translation differences on foreign currency net investments and related loans	(91)

Taxation on translation differences on foreign currency loans	34

(57)

Total gains and losses recognised since last annual report	122

See accompanying notes to consolidated financial statements.

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62	ACCOUNTS

Balance sheets

at 31 December 2004

		Group		Company

		2004	2003	2004	2003
	notes	£m	£m	£m	£m

Assets employed

Fixed assets

Intangible assets – goodwill	11	480	532	–	–

Tangible assets	4,12	1,659	1,794	66	68

Investments

Subsidiary undertakings	13			11,854	10,489

Participating and other interests	14	61	57	1	1

		2,200	2,383	11,921	10,558

Current assets

Stocks	15	648	626	37	27

Debtors	16	1,587	1,605	2,187	2,438

Investments and short-term deposits	17	105	345	–	–

Cash	33	396	249	9	9

		2,736	2,825	2,233	2,474

Total assets		4,936	5,208	14,154	13,032

Creditors due within one year

Short-term borrowings	18	(137)	(29)	–	–

Current installments of loans	20	(165)	(534)	(105)	–

Other creditors	19	(1,775)	(1,663)	(5,877)	(4,725)

		(2,077)	(2,226)	(5,982)	(4,725)

Net current assets (liabilities)		659	599	(3,749)	(2,251)

Total assets less current liabilities	4	2,859	2,982	8,172	8,307

Financed by

Creditors due after more than one year

Loans	20	1,117	1,353	26	133

Other creditors	19	20	18	3,335	3,450

		1,137	1,371	3,361	3,583

Provisions for liabilities and charges	21	914	1,092	185	207

Minority interests – equity		87	69

Shareholders’ funds – equity

Called-up share capital	23	1,191	1,191	1,191	1,191

Reserves

Share premium account		933	933	933	933

Associates’ reserves		15	13	–	–

Profit and loss account		(1,418)	(1,687)	2,502	2,393

Total reserves	24	(470)	(741)	3,435	3,326

Total shareholders’ funds (page 63)		721	450	4,626	4,517

		2,859	2,982	8,172	8,307

See accompanying notes to consolidated financial statements.

Included within Group net current assets are debtors of £538m (2003 £521m) which fall due after more than one year. Included within the Company net current liabilities are debtors of £303m (2003 £297m) which fall due after more than one year.

The accounts on pages 58 to 118 were approved by the Board of Directors on 17 February 2005 and were signed on its behalf by:

P B Ellwood CBE Director

T A Scott Director

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ACCOUNTS	63

Statement of group cash flow
for the year ended 31 December 2004

		2004	2003	2002
	notes	£m	£m	£m

Net cash inflow from operating activities	25	531	539	623

Returns on investments and servicing of finance	26	(79)	(96)	(185)

Taxation		(44)	(37)	(35)

		408	406	403

Capital expenditure and financial investment	27	(150)	(138)	(184)

		258	268	219

Acquisitions and disposals

Acquisitions	28	(29)	(20)	(54)

Disposals	30	209	104	290

		180	84	236

Equity dividends paid		(82)	(86)	(106)

Cash inflow before use of liquid resources and financing		356	266	349

Management of liquid resources	29	225	(194)	(13)

Financing

Issues of shares		–	–	807

Decrease in debt		(426)	(84)	(1,151)

	31	(426)	(84)	(344)

Increase (decrease) in cash	33	155	(12)	(8)

Reconciliation of movements in shareholders’ funds
for the year ended 31 December 2004
		2004	2003	2002
	notes	£m	£m	£m

Net profit (loss) for the financial year		210	20	179

Dividends		(86)	(74)	(88)

Profit (loss) retained for the year		124	(54)	91

Issues of ICI Ordinary Shares		–	–	807

Movement in respect of own shares	24	1	5	(6)

Goodwill movement	24	154	27	22

Other recognised gains and (losses) related to the year	24	(8)	9	(57)

Net increase (reduction) in shareholders’ funds		271	(13)	857

Shareholders’ funds at beginning of year – equity		450	463	(394)

Shareholders’ funds at end of year – equity		721	450	463

See accompanying notes to consolidated financial statements.

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64	ACCOUNTS

Notes relating to the accounts

1	Basis of presentation of financial information

Implementation of UK Accounting Standards

New accounting standards

FRS No. 17 Retirement benefits (as amended)
This Standard sets out revised requirements for the accounting and disclosure of an employer’s retirement benefit obligations and related funding. The Group has followed the transitional requirements of the Standard and has provided increasing levels of disclosure of amounts measured in accordance with the requirements of the Standard in its accounts for the years 2001, 2002, 2003 and 2004. With the exception of the recognition in the primary statements, which, with restated comparative data, is required for accounting periods commencing on or after 1 January 2005, the full extent of the requirements of FRS No. 17 are now disclosed in note 36 to these financial statements. The requirements of the Standard will have no impact on cash flows.

Restatements arising in prior years
UITF Abstract 38 Accounting for ESOP trusts

The results reported in these financial statements for 2002 were restated in 2003 to reflect the requirements of UITF 38. Shareholders’ deficit at 1 January 2002, originally reported in the accounts to 31 December 2002 at (£364m), has been restated in these financial statements (£394m).

Continuing and Discontinued Operations

For UK reporting purposes, the results in these accounts differentiate between the Group’s continuing and discontinued operations. As defined in FRS No. 3 Reporting Financial Performance, discontinued operations are material, clearly separate operations which have been sold or permanently terminated. All other operations are classified as continuing operations.

Transactions in these financial statements which are identified as relating to discontinued operations comprise exceptional items (and associated tax effects) in respect of the following operations, all of which were sold or terminated before 1 January 2002:

Polyurethanes business
Tioxide business
Selected Petrochemicals businesses
Fluropolymers business
Acrylics business
Chlor-Chemicals, Klea and Crosfield businesses
Methanol business
Polyester business
Ethylene oxide business

Non co-terminous year ends

Owing to local conditions and to avoid undue delay in the presentation of the Group accounts, three subsidiaries made up their accounts to dates earlier than 31 December, but not earlier than 30 September; additionally five subsidiaries made up their accounts prior to 30 September but interim accounts to 31 December were drawn up for consolidation purposes.

Cash

In the statement of Group cash flow and related notes “cash” includes cash at bank, deposits repayable on demand and overdrafts; deposits are repayable on demand if they are, in practice, available within 24 hours without penalty.

Estimates

The preparation of the consolidated financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

Implementation of International Financial Reporting Standards
The Company will implement International Financial Reporting Standards (IFRS) for Group financial reporting with effect from 1 January 2005. The transition date for adoption of IFRS has been determined in accordance with IFRS 1 as 1 January 2004 (subject to finalisation of a proposed Securities and Exchange Commission rule on the exemption from provision of a second year of comparatives).

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ACCOUNTS	65

2	Directors’ and Officers’ remuneration and interests

Information covering Directors’ remuneration, interests in shares, debentures, share options and pension benefits is included in the Remuneration report on pages 43 to 54.

The aggregate remuneration paid to or accrued for all Directors and Officers of the Company for services in all capacities during the year ended 31 December 2004 was £7.0m (2003 £5.2m; 2002 £6.0m); Directors £4.4m (2003 £2.8m; 2002 £4.0m); Officers £2.6m (2003 £2.4m; 2002 £2.0m). The aggregate amount set aside or accrued to provide pension, retirement and similar benefits for Directors and Officers of the Company during the year ended 31 December 2004 was £0.5m (2003 £0.7m; 2002 £1.0m); Directors £0.3m (2003 £0.4m; 2002 £0.7m); Officers £0.2m (2003 £0.3m; 2002 £0.3m). At 14 February 2005 shares held by and options granted to Directors and Officers to subscribe for £1 Ordinary Shares in the Company were as follows:

	£1 Ordinary Shares†	Options granted†

		Options
	At	outstanding
	14 February	at 14 February	Subscription	Date latest
	2005	2005	prices	option expires
	Number	Number	£

Directors (for further details see Remuneration Report pages 49, 50 and 52)	488,947	8,554,995	£1.340 to £10.077	29.06.14

Officers	126,483	3,960,426	£1.340 to £10.077	29.06.14

†	Includes ADRs disclosed in terms of £1 Ordinary Share equivalents/Ordinary Share option equivalents.

No individual director or officer had interests in shares or options exceeding one per cent of the issued Ordinary Share capital of the Company.

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66	ACCOUNTS

Notes relating to the accounts

3	Exceptional items before tax

	2004		2003		2002
	£m		£m		£m

Charged in arriving at operating profit (loss)(a)

Continuing operations

Restructuring	(5	)(a)	(189	)(a)	–

Other	–		(11	)(a)	–

Credited (charged) after operating profit (loss)

Continuing operations

Profits less losses on sale or closure of operations

Profits	41	(b)	64	(c)	114	(d)

Losses	(18	)(e)	(23	)(f)	(74	)(g)

	23		41		40

Profits less losses on disposals of fixed assets	(1)		5		3

Amounts written off investments	–		(57	)(h)	(99	)(i)

Discontinued operations

Profits less losses on sale or closure of operations

Profits	9		41	(j)	19

Losses	(29	)(k)	(50	)(l)	(9)

	(20)		(9)		10

Exceptional items within profit (loss) on ordinary activities before taxation	(3)		(220)		(46)

(a)	A detailed description of those exceptional items charged/credited in arriving at operating profit (loss) is provided in note 22 and includes the following in respect of 2004 and 2003:

2004
Exceptional items charged to operating profit include £8m in relation to the restructuring programmes announced in 2003 (including an extension to the programme following the disposal of the Quest Food Ingredients business) across each of:

(i) National Starch £1m, relating to severance costs;
(ii) Quest £7m, relating to severance costs.

Other items included within operating items in 2004 include a credit of £3m relating to the release of prior year restructuring provisions.

2003
Exceptional items charged to operating profit include £201m in relation to a significant restructuring programme announced in 2003 to improve cost effectiveness across each of:

(i) National Starch £59m, including severance costs of £19m and asset write-downs of £30m;
(ii) Quest £20m, including severance costs of £5m and asset write-downs of £6m;
(iii) Uniqema £48m, including severance costs of £38m and asset write-downs of £8m;
(iv) Paints £49m, including severance costs of £38m and asset write-downs of £2m; and
(v) the Corporate Centre £25m, included in the Regional and Industrial segment, including severance costs of £11m and asset write-downs of £2m.

Other items included within exceptional operating items in 2003 included a charge of £11m relating to the write-down of fixed assets in Quest following a review of the strategic direction of the future ERP systems development, and a credit of £12m relating to the release of prior year restructuring provisions.

(b)	The profits on sale or closure of continuing operations in 2004 relate to the gain on sale of part of the Group’s interest in Pakistan PTA (£26m), a £7m gain in relation to the release of provisions created for the sale of Synetix in 2002 (see note 22), and the gain on the sale of the nitrocellulose and trading businesses in India (£5m).

(c)	The profits on sale or closure of continuing operations in 2003 related primarily to the gain on sale of the Group’s interest in Huntsman International Holdings LLC (£50m), the gain on sale of the Group’s explosives business in India (£4m) and a gain on disposal of National Starch’s Cheese Coatings business (£5m).

(d)	The profits on sale or closure of continuing operations in 2002 related primarily to the profit on the sale of the Group’s catalyst business, Synetix, (£90m) and on the sale of the Security Systems business (£17m).

(e)	The losses on sale or closure of continuing operations in 2004 relate primarily to the loss on the sale of Quest’s Food Ingredients business (£9m), a loss on closure of the polyethylene business in Argentina (£4m) and a loss on the sale of the Metro (wall coverings) business in Canada (£5m).

(f)	The losses on sale or closure of continuing operations in 2003 related primarily to the loss on the sale of National Starch’s Permabond business (£19m).

(g)	The losses on sale or closure of continuing operations in 2002 related primarily to the loss on the sale of the UK Nitrocellulose and Energetic Technologies business (£32m) and the write-down of the Group’s investment in its 49% associate, Irish Fertilizer Industries Limited, and the additional costs incurred in relation to its liquidation (£27m).

(h)	Amounts written off investments in 2003 related to a provision to write-down the shares of the Company which it is committed to buy under forward contracts to hedge employee share options (see note 23). The provisions were made to write-down these shares to estimated net realisable value having regard to the period over which the related options are exercisable.

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ACCOUNTS	67

3	Exceptional items before tax (continued)
(i)	Amounts written off investments in 2002 related to provisions for all ICI’s then existing investments in Ineos Chlor, where uncertainty existed as to the extent to which, and period over which these amounts would be recovered (see note 39).

(j)	The profits on sale of closure of discontinued operations in 2003 related to a number of provision releases related to prior year divestments and a £7m receipt from the Ineos Group in relation to a number of outstanding matters.

(k)	The losses on sale or closure of discontinued operations in 2004 relate to a £13m charge in relation to an increased provision in relation to the costs of the divestment of the Polyurethanes, Tioxide and selected petrochemical businesses, a £6m charge in relation to an increased provision in relation to the costs of the divestments of the Chlor-Chemicals, Klea and Crossfield businesses and a £5m charge relating to ICI’s exit from Ineos Chlor (see note 14).

(l)	ICI agreed in 2003, as part of an overall refinancing package for Ineos Chlor, to make available new funding comprising: a £30m cash contribution expected to be made in 2004, and additional loan financing of £30m expected to be drawn during 2005 (see note 39).A £30m charge relating to the cash contribution element of the refinancing was included within the losses on sale or closure of discontinued operations in 2003.

Under UK GAAP, exceptional items are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. Under US GAAP, exceptional items would be included in operating income, unless they relate to discontinued operations.

4	Segment information
The Group is managed in five business segments, or classes, differentiated primarily by the nature of products manufactured in each, together with a segment for discontinued operations. An explanation of the basis on which operations are classified as discontinued is set out in note 1.

The major products of each business segment are as follows:

Business	Products

National Starch	adhesives, sealants, specialty synthetic polymers, specialty food and industrial starches, electronic and engineering materials, specialty coatings and process lubricants

Quest	flavours, fragrances, fragrance materials and food ingredients*

Uniqema	oleochemicals (process intermediates), polymers, base stocks and additives for lubricants, personal care, performance specialties for the manufacture of agrochemicals and coatings, oilfield chemicals, textile auxiliaries, spin finish, polymer additives and specialty cleaning

Paints	decorative paint, and coatings for food and beverage cans

Regional and Industrial	polyester staple fibre, pure terephthalic acid, soda ash, agrochemicals, pharmaceuticals, rubber chemicals and wine chemicals

* Divested second quarter 2004.

The accounting policies for each segment are the same as those appearing on pages 58 and 59. The Group’ s policy is to transfer products internally at external market prices. Corporate overheads are allocated to each business segment on a consistent basis over the periods presented.

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68	ACCOUNTS

Notes relating to the accounts

4	Segment information (continued)

Classes of business
	Turnover				Profit before exceptional items, taxation and goodwill amortisation			Profit before interest and taxation after exceptional items and goodwill amortisation*

	2004	2003	2002		2004	2003	2002	2004	2003	2002
	£m	£m	£m		£m	£m	£m	£m	£m	£m

Continuing operations

National Starch	1,870	1,866	1,841		219	199	224	202	108	206

Quest	584	691	716		51	45	82	35	15	75

Uniqema	629	669	804	†	19	8	49 †	30	(30)	152	†

Paints	2,161	2,163	2,182		216	203	188	194	136	171

Regional and Industrial	375	481	615		(26)	(25)	(10)	–	11	(65)

Inter-class eliminations	(18)	(21)	(33)

	5,601	5,849	6,125		479	430	533	461	240	539

Discontinued operations	–	–	–		–	–	–	(20)	(9)	10

Associates

Share of operating profits less losses					4	2	18	4	2	18

Interest receivable (payable)					–	1	(28)

Group net interest payable					(86)	(92)	(123)

Amounts written-off investments								–	(57)	(99)

	5,601	5,849	6,125		397	341	400	445	176	468

*Goodwill amortisation charged in arriving at the results

National Starch								16	17	18

Quest								1	1	1

Uniqema								1	1	1	†

Paints								17	17	17

Regional and Industrial								–	–	–

								35	36	37

					Depreciation (note 12)			Capital expenditure (note 12)

					2004	2003	2002	2004	2003	2002
					£m	£m	£m	£m	£m	£m

Continuing operations

National Starch					59	97	70	64	59	52

Quest					19	42	18	17	20	52

Uniqema					24	32	29 †	18	22	38	†

Paints					45	50	52	48	43	53

Regional and Industrial					22	29	27	13	10	20

					169	250	196	160	154	215

† Includes Synetix and Security Systems businesses, which were sold in 2002.

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ACCOUNTS	69

4	Segment information (continued)

Geographical areas

The information opposite is re-analysed in the table below by geographic area. The figures for each geographic area show the turnover and profit made by, and the net operating assets owned by, companies located in that area; export sales and related profits are included in the areas from which those sales were made.

	Turnover			Profit before exceptional items, taxation and goodwill amortisation			Profit before interest and taxation after exceptional items and goodwill amortisation*

	2004	2003	2002	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Continuing operations

United Kingdom

Sales in the UK

External	563	580	752

Intra-Group	104	104	100

	667	684	852

Sales overseas

External	266	327	357

Intra-Group	126	129	159

	392	456	516

	1,059	1,140	1,368	65	60	87	90	(82)	87

Continental Europe

External	1,187	1,217	1,200

Intra-Group	315	324	359

	1,502	1,541	1,559	90	87	96	73	39	108

USA

External	1,722	1,856	2,050

Intra-Group	171	149	152

	1,893	2,005	2,202	72	76	131	56	109	127

Other Americans

External	574	592	583

Intra-Group	71	72	73

	645	664	656	50	44	45	36	19	41

Asia Pacific

External	1,216	1,213	1,130

Intra-Group	161	168	147

	1,377	1,381	1,277	191	155	168	205	148	171

Other countries

External	73	64	53

Intra-Group	–	–	1

	73	64	54	11	8	6	1	7	5

	6,549	6,795	7,116	479	430	533	461	240	539

Intra-area eliminations	(948)	(946)	(991)

	5,601	5,849	6,125	479	430	533	461	240	539

Discontinued operations	–	–	–	–	–	–	(20)	(9)	10

Associates

Share of operating pofits less losses				4	2	18	4	2	18

Interest (payable) receivable				–	1	(28)

Group net interest payable				(86)	(92)	(123)

Amounts written off investments							–	(57)	(99)

	5,601	5,849	6,125	397	341	400	445	176	468

* Amortisation of goodwill charged							35	36	37

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70	ACCOUNTS

Notes relating to the accounts

4	Segment information (continued)

Classes of business
	Total assets less current liabilities

	2004	2003	2002
	£m	£m	£m

Net operating assets

Continuing operations

National Starch	1,287	1,317	1,441

Quest	309	437	447

Uniqema	405	431	459

Paints	790	835	864

Regional and Industrial	237	239	297

Total net operating assets	3,028	3,259	3,508

Net non-operating liabilities	(169)	(277)	(460)

	2,859	2,982	3,048

	Goodwill include above

	2004	2003	2002
	£m	£m	£m

Goodwill

National Starch	208	237	266

Quest	16	17	19

Uniqema	10	12	14

Paints	234	252	260

Regional and Industrial	12	14	15

	480	532	574

		Net non-operating liabilities

	notes	2004	2003	2002
		£m	£m	£m

Net non-operating liabilities

Non-operating assets

Fixed asset investments	14	61	57	33

Non-operating debtors	16	72	90	110

Investments and short-term deposits	17	105	345	285

Cash at bank	33	396	249	267

		634	741	695

Non-operating liabilities

Short-term borrowings	18	(137)	(29)	(226)

Current instalments of loans	19	(165)	(534)	(500)

Non-operating creditors	20	(501)	(455)	(429)

		(803)	(1,018)	(1,155)

		(169)	(277)	(460)

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ACCOUNTS	71

4	Segment information (continued)

Geographic areas

	Tangible fixed assets			Total assets less
				current liabilities

	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m

Tangible fixed assets/Net operating assets

Continuing operations

United Kingdom	202	228	269	805	850	912

Continental Europe	413	434	414	617	670	690

USA	566	625	711	891	995	1,029

Other Americas	94	100	123	191	198	250

Asia Pacific	378	402	440	506	533	615

Other countries	6	5	4	18	13	12

Total net operating assets	1,659	1,794	1,961	3,028	3,259	3,508

Net non-operating liabilities				(169)	(277)	(460)

	1,659	1,794	1,961	2,859	2,982	3,048

Turnover by customer location
				2004	2003	2002
				£m	£m	£m

Continuing operations

United Kingdom				628	681	825

Continental Europe				1,261	1,300	1,306

USA				1,662	1,803	1,992

Other Americas				606	625	622

Asia Pacific				1,325	1,324	1,265

Other countries				119	116	115

				5,601	5,849	6,125

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72	ACCOUNTS

Notes relating to the accounts

5	Operating profit

	2004	2003	2002
	£m	£m	£m

Operating profit before exceptional items

Continuing operations

Turnover	5,601	5,849	6,125

Operating costs

Cost of sales	(3,529)	(3,741)	(3,819)

Distribution costs	(882)	(931)	(971)

Research and development	(147)	(150)	(148)

Administration and other expenses	(634)	(649)	(714)

	(5,192)	(5,471)	(5,652)

Other operating income

Royalties	1	2	2

Other income	34	14	21

	35	16	23

Operating profit	444	394	496

Total charge for depreciation and amortisation of goodwill included above	(204)	(227)	(233)

Gross profit, as defined by Companies Act 1985	2,072	2,108	2,306

Operating profit after exceptional items

Continuing operations

Turnover	5,601	5,849	6,125

Operating costs

Cost of sales	(3,528)	(3,856)	(3,819)

Distribution costs	(883)	(943)	(971)

Research and development	(147)	(156)	(148)

Administration and other expenses	(639)	(716)	(714)

	(5,197)	(5,671)	(5,652)

Other operating income

Royalties	1	2	2

Other income	34	14	21

	35	16	23

Operating profit	439	194	496

Total charge for depreciation and amortisation of goodwill included above	(204)	(286)	(233)

Gross profit, as defined by Companies Act 1985	2,073	1,993	2,306

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ACCOUNTS	73

6	Share of operating profits less losses of associates

	2004	2003	2002
	£m	£m	£m

Continuing operations before exceptional items

Share of operating profits less losses before interest and tax

Dividends and other income	1	–	–

Share of operating profits less losses before exceptional items	3	2	18

	4	2	18

7	Net interest payable

	2004	2003	2002
	£m	£m	£m

Continuing operations

Interest payable and similar charges

Group

Loan interest

Bank loans	8	15	38

Other loans	122	124	148

	130	139	186

Interest on short-term borrowings

Bank borrowings	7	5	11

Other borrowings	11	21	35

	18	26	46

	148	165	232

Amortisation of discounted provisions	10	10	10

Associates interest payable (receivable)	–	(1)	28

Interest receivable and similar income

Group	(72)	(83)	(119)

Net interest payable	86	91	151

ICI ANNUAL REPORT AND ACCOUNTS 2004

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74	ACCOUNTS

Notes relating to the accounts

8	Taxation on profit (loss) on ordinary activities
	Continuing operations		Discontinued	Total
			operations
	Before	Exceptional
	exceptional	items
	items
	£m	£m	£m	£m

2004

ICI and subsidiary undertakings

United Kingdom taxation

Corporation tax	28	(10)	(1)	17

Double taxation relief	(15)	–	–	(15)

Deferred taxation	33	7	–	40

	46	(3)	(1)	42

Overseas taxation

Overseas taxes	59	20	(5)	74

Deferred taxation	4	(6)	–	(2)

	63	14	(5)	72

Associates	2	–	–	2

Tax on profit (loss) on ordinary activities	111	11	(6)	116

2003

ICI and subsidiary undertakings

United Kingdom taxation

Corporation tax	60	(24)	(5)	31

Double taxation relief	(43)	–	–	(43)

Deferred taxation	18	(2)	–	16

	35	(26)	(5)	4

Overseas taxation

Overseas taxes	85	19	–	104

Deferred taxation	(22)	(45)	(1)	(68)

	63	(26)	(1)	36

Associates	1	–	–	1

Tax on profit (loss) on ordinary activities	99	(52)	(6)	41

2002

ICI and subsidiary undertakings

United Kingdom taxation

Corporation tax	9	(8)	(3)	(2)

Double taxation relief	(2)	–	–	(2)

Deferred taxation	62	–	–	62

	69	(8)	(3)	58

Overseas taxation

Overseas taxes	39	–	–	39

Deferred taxation	8	7	–	15

	47	7	–	54

Associates	(1)	–	–	(1)

Tax on profit (loss) on ordinary activities	115	(1)	(3)	111

UK and overseas taxation has been provided on the profits (losses) earned for the periods covered by the Group accounts. UK corporation tax has been provided at the rate of 30% (2003 30%; 2002 30%).

The exceptional tax charges (credits) in 2004, 2003 and 2002 were principally in respect of disposal and restructuring programmes, as discussed in note 22.

ICI ANNUAL REPORT AND ACCOUNTS 2004

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ACCOUNTS	75

8	Taxation on profit (loss) on ordinary activities (continued)
	2004	2003	2002
	£m	£m	£m

Profit (loss) on ordinary activities before taxation is analysed as follows:

United Kingdom	103	(74)	80

Overseas	252	156	247

Associates	4	3	(10)

	359	85	317

The table below reconciles the total and current tax charge (credit) at the UK corporation tax rate to the Group’s tax on profit (loss) on ordinary activities:

Taxation charge at UK corporation tax rate (2004 30%; 2003 30%; 2002 30%)	108	26	95

Movement on provisions	(8)	(7)	26

Local taxes	9	19	6

Capital (gains) losses not taxable/deductible	23	27	(22)

Taxable Intra-Group dividend income	16	6	15

Depreciation permanently disallowed	–	2	5

Overseas tax rates	(10)	(8)	(13)

Current year tax losses not relieved	–	24	25

Prior year tax losses utilised	(31)	(36)	(10)

Goodwill amortisation	8	8	9

Tax holidays/manufacturing exemptions	(6)	(8)	(7)

Other	7	(12)	(18)

Tax on profit (loss) on ordinary activities	116	41	111

Timing differences

Movement on provisions	68	(46)	33

Pension and employee liabilities	(11)	10	11

Depreciation	–	–	16

Other	(19)	(16)	17

Total timing differences	38	(52)	77

Current tax charge	78	93	34

The main factors affecting the total tax charge in future periods will be any changes to the corporation tax rates in force in the countries in which the Group operates and the mix of profits between those territories.

No taxes have been provided for liabilities which may arise on the distribution of unremitted earnings of subsidiaries and associates, except where distributions of such profits are planned. Cumulative unremitted earnings of overseas subsidiaries and associates totalled approximately £1,527m at 31 December 2004 (2003 £1,309m; 2002 £996m). It is not practicable to calculate the tax which would arise on remittance of these amounts: the tax would be substantially lower if calculated at statutory rates after giving effect to foreign tax credits.

ICI ANNUAL REPORT AND ACCOUNTS 2004

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76	ACCOUNTS

Notes relating to the accounts

8	Taxation on profit (loss) on ordinary activities (continued)

Deferred taxation

Deferred taxation accounted for in the Group financial statements and the potential amounts of deferred taxation were:

	2004	2003
	£m	£m

Deferred tax liabilities

UK fixed assets	29	25

Non-UK fixed assets	172	180

UK pension asset	142	139

Others	84	89

	427	433

Deferred tax (assets)

Restructuring provisions	(10)	(25)

Pensions	(73)	(48)

Employee liabilities	(51)	(65)

Business provisions	(38)	(60)

Stock valuation	(7)	(9)

Provisions on disposal of businesses	(8)	(41)

Losses	(95)	(128)

Intangibles	(28)	(44)

Foreign tax credits	(54)	(29)

Other	(57)	(12)

	(421)	(461)

Less valuation allowances	76	107

	(345)	(354)

Deferred tax liabilities accounted for at the balance sheet date	82	79

Analysed as:

Current	126	64

Non-current	(44)	15

	82	79

Deferred tax assets of £76m (2003 £107m) have not been recognised due to the degree of uncertainty over the utilisation of the underlying tax losses and deductions in certain tax jurisdictions. The change in valuation allowances during the year ended 31 December 2004 was £31m (2003 £14m) and the valuation allowance has been decreased by £6m (2003 £2m) by a change in circumstances.

Operating losses of £313m (2003 £454m) are carried forward and available to reduce future taxable income in a number of jurisdictions: these losses have given rise to deferred tax assets of £95m (2003 £128m) against which are set valuation adjustments of £52m (2003 £83m). £3m of these losses, net of valuation allowances, have expiration dates through to 2007 and the balance can be carried forward indefinitely.

The deferred tax adjustments to net income and net equity to conform with US GAAP are disclosed in note 42.

9	Dividends

	2004	2003	2002	2004	2003	2002
	Pence per £1 Ordinary Share			£m	£m	£m

Interim, paid 1 October 2004	3.40	2.75	3.00	40	32	36

Second interim, payable on 15 April 2005	3.90	3.50	4.50	46	42	52

	7.30	6.25	7.50	86	74	88

Impkemix Trustees Limited, a wholly owned subsidiary which acts as a trustee for the Imperial Chemical Industries PLC Employee Benefit Trust (the Trust) has waived the right to receive dividends on shares held by the Trust in its own name. Dividends received on shares allocated to beneficiaries and shares held in the form of American Depositary Shares (ADSs) are distributed, respectively, to beneficiaries and ADS holders.

ICI ANNUAL REPORT AND ACCOUNTS 2004

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ACCOUNTS	77

10	Earnings (loss) per £1 Ordinary Share

	Continuing	Discontinued	Total
	operations	operations
	£m	£m	£m

2004

Net profit (loss) for the financial year before exceptional items	224	–	224

Exceptional items after tax and minorities	–	(14)	(14)

Net profit (loss) for the financial year	224	(14)	210

	million	million	million

Weighted average Ordinary Shares in issue during year	1,191	1,191	1,191

Weighted average shares held by Group’ s employee share ownership plan	(8)	(8)	(8)

Basic weighted average Ordinary Shares in issue during year	1,183	1,183	1,183

Dilutive effect of share options	1	1	1

Diluted weighted average Ordinary Shares	1,184	1,184	1,184

	pence	pence	pence

Basic earnings (loss) per £1 Ordinary Share

before exceptional items	18.9	–	18.9

after exceptional items	18.9	(1.1)	17.8

Diluted earnings (loss) per £1 Ordinary Share

before exceptional items	18.8	–	18.8

after exceptional items	18.8	(1.1)	17.7

2003	£m	£m	£m

Net profit for the financial year before exceptional items	183	–	183

Exceptional items after tax and minorities	(160)	(3)	(163)

Net profit (loss) for the financial year	23	(3)	20

	million	million	million

Weighted average Ordinary Shares in issue during year	1,191	1,191	1,191

Weighted average shares held by Group’ s employee share ownership plan	(9)	(9)	(9)

Basic weighted average Ordinary Shares in issue during year	1,182	1,182	1,182

Dilutive effect of share options	–	–	–

Diluted weighted average Ordinary Shares	1,182	1,182	1,182

	pence	pence	pence

Basic earnings (loss) per £1 Ordinary Share

before exceptional items	15.5	–	15.5

after exceptional items	2.0	(0.3)	1.7

Diluted earnings (loss) per £1 Ordinary Share

before exceptional items	15.5	–	15.5

after exceptional items	2.0	(0.3)	1.7

ICI ANNUAL REPORT AND ACCOUNTS 2004

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78	ACCOUNTS

Notes relating to the accounts

10	Earnings (loss) per £1 Ordinary Share (continued)

	Continuing	Discontinued	Total
	operations	operations
	£m	£m	£m

2002

Net profit for the financial year before exceptional items	227	–	227

Exceptional items after tax and minorities	(61)	13	(48)

Net profit (loss) for the financial year	166	13	179

	million	million	million

Weighted average Ordinary Shares in issue during year	1,123	1,123	1,123

Weighted average shares held by Group’ s employee share ownership plan	(9)	(9)	(9)

Basic weighted average Ordinary Shares in issue during year	1,114	1,114	1,114

Dilutive effect of share options	2	2	2

Diluted weighted average Ordinary Shares	1,116	1,116	1,116

	pence	pence	pence

Basic earnings (loss) per £1 Ordinary Share

before exceptional items	20.4	–	20.4

after exceptional items	14.9	1.2	16.1

Diluted earnings (loss) per £1 Ordinary Share

before exceptional items	20.3	–	20.3

after exceptional items	14.8	1.2	16.0

There are no options, warrants or rights outstanding in respect of unissued shares except for the share option scheme for employees (note 23). Earnings per £1 Ordinary Share before exceptional items have been calculated to show the impact of exceptional items as these can have a distorting effect on earnings and therefore warrant separate consideration.

11	Intangible fixed assets – goodwill

£m

Group

Cost

At beginning of year	728

Acquisitions	1

Exchange adjustments	(24)

At end of year	705

Amortisation

At beginning of year	196

Charge for year	35

Exchange adjustments	(6)

At end of year	225

Net book value at end 2004	480

Net book value at end 2003	532

Substantially all of the Group’s goodwill arose on the purchase of Acheson Industries Inc. and of the European Home Improvement business of Williams Plc in 1998. The Directors estimate that the useful economic life of this goodwill is at least 20 years and it is amortised over 20 years in accordance with FRS No. 10 Goodwill and Intangible Assets.

ICI ANNUAL REPORT AND ACCOUNTS 2004

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ACCOUNTS	79

12	Tangible fixed assets

	Land and	Plant and	Payments on	Total
	buildings	equipment	account and
			assets in
			course of
			construction
	£m	£m	£m	£m

Group

Cost

At beginning of year	868	2,246	115	3,229

New subsidiary undertakings	–	1	1	2

Capital expenditure	–	–	160	160

Transfers of assets into use	26	133	(159)	–

Exchange adjustments	(39)	(74)	(5)	(118)

Disposals and other movements	(34)	(142)	9	(167)

At end of year	821	2,164	121	3,106

Depreciation

At beginning of year	238	1,197		1,435

Charge for year	27	142		169

Exchange adjustments	(12)	(48)		(60)

Disposals and other movements	(5)	(92)		(97)

At end of year	248	1,199		1,447

Net book value at end 2004	573	965	121	1,659

Net book value at end 2003	630	1,049	115	1,794

Capital expenditure in the year includes capitalised finance leases of £1m; creditors for capital work done but not paid increased by £1m; the resulting cash expenditure on tangible fixed assets was £158m.

The net book value of the tangible fixed assets of the Group includes capitalised finance leases of £7m (2003 £6m) comprising cost of £10m (2003 £8m) less depreciation of £3m (2003 £2m). The depreciation charge for the year in respect of capitalised leases was £1m (2003 £1m) and finance charges were £nil (2003 £nil).

Included in land and buildings is £125m (2003 £137m) in respect of the cost of land which is not subject to depreciation.

ICI ANNUAL REPORT AND ACCOUNTS 2004

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80	ACCOUNTS

Notes relating to the accounts

12	Tangible fixed assets (continued)

	Land and	Plant and	Payments on	Total
	buildings	equipment	account and
			assets in
			course of
			construction
	£m	£m	£m	£m

Company

Cost

At beginning of year	32	179	11	222

Capital expenditure	–	–	11	11

Transfers of assets into use	–	10	(10)	–

Disposals and other movements	–	(2)	–	(2)

At end of year	32	187	12	231

Depreciation

At beginning of year	16	138	–	154

Charge for year	1	12	–	13

Disposals and other movements	–	(2)	–	(2)

At end of year	17	148	–	165

Net book value at end 2004	15	39	12	66

Net book value at end 2003	16	41	11	68

	Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m

The net book value of land and buildings comprises:

Freeholds	536	591	5	5

Long leases (over 50 years unexpired)	18	19	–	–

Short leases	19	20	10	11

	573	630	15	16

13 Investments in subsidiary undertakings – Company
		Shares	Loans	Total
		£m	£m	£m

Cost

At beginning of year		3,885	6,678	10,563

New investments/new loans		–	1,723	1,723

Disposals/loans repaid		(1)	(239)	(240)

Exchange adjustments		(3)	(117)	(120)

At end of year		3,881	8,045	11,926

Provisions

At beginning of year		(73)	(1)	(74)

Exchange adjustments		2	–	2

At end of year		(71)	(1)	(72)

Balance sheet value at end 2004		3,810	8,044	11,854

Balance sheet value at end 2003		3,812	6,677	10,489

			2004	2003
			£m	£m

Shares in subsidiary undertakings which are listed investments

Balance sheet value			4	4

Market value			56	49

The Company’s investments in its subsidiary undertakings, which are eliminated on consolidation, consist of either equity or long-term loans, or both. Normal trading balances are included in either debtors or creditors. Information on principal subsidiary undertakings is given on page 118.

ICI ANNUAL REPORT AND ACCOUNTS 2004

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	ACCOUNTS	81

14	Investments in participating and other interests

	Associates		Other investments		Total
	Equity	Non equity	Shares	Loansø
	accounted	accounted
	shares	shares
	£m	£m	£m	£m	£m

Group

Cost

At beginning of year	12	1	18	114	145

Additions	–	–	2	26	28

Disposals and other movements	–	–	–	(134)	(134)

Reclassifications	–	–	1	12	13

Exchange adjustments	(1)	–	(3)	–	(4)

At end of year	11	1	18	18	48

Share of post-acquisition reserves less losses

At beginning of year	13				13

Retained profits less losses	2				2

Reclassifications	(1)				(1)

Disposals and other movements	–				–

Exchange adjustments	1				1

At end of year	15				15

Provisions

At beginning of year	–	(1)	(1)	(99)	(101)

Additions	–	–	–	(30)	(30)

Disposals	–	–	–	129	129

Exchange adjustments	–	–	–	–	–

At end of year	–	(1)	(1)	–	(2)

Balance sheet value at end 2004	26	–	17	18	61

Balance sheet value at end 2003	25	–	17	15	57

ø	At the start of 2004 loans to other investments principally comprised the Group’s loans to its investment in Ineos Chlor. Under an agreement announced in October 2004, Ineos agreed to take over ICI’s outstanding funding commitment to Ineos Chlor of £55m. As part of the agreement, ICI has written off all existing indebtedness from Ineos Chlor and transferred its 15% shareholding in Ineos Chlor to Ineos (see note 39). Of the £134m of loans advanced, £129m had been fully provided (£30m transferred from other provisions (see note 21)). The net write off of the balance of £5m has been included as an exceptional item (see note 3).

The fair values of unlisted investments (Other investments-shares) are not materially different from their carrying values.

The Group’s principal associate at 31 December 2004 is:

	Issued share and loan capital at date of latest available audited accounts		Held by a subsidiary of ICI	Principal activities
	Class of capital	£m	%

IC Insurance Ltd	Ordinary	20	49	Insurance and reinsurance underwriting

IC Insurance Ltd is incorporated in England and its principal operations are carried out in the UK.

ICI ANNUAL REPORT AND ACCOUNTS 2004

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82	ACCOUNTS

Notes relating to the accounts

14	Investments in participating and other interests (continued)

Other
shares
£m

Company

Cost

At the beginning and end of year	2

Provisions

At the beginning and end of year	(1)

Balance sheet value at end 2004	1

Balance sheet value at end 2003	1

15	Stocks

	Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m

Raw materials and consumables	212	204	5	5

Stocks in process	19	14	1	–

Finished goods and goods for resale	417	408	31	22

	648	626	37	27

16	Debtors

	Group		Non-operating debtors		Company
			included in Group

	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m

Amounts due within one year

Trade debtors	795	818			5	14

Less: amounts set aside for doubtful accounts	(39)	(47)			–	–

	756	771			5	14

Amounts owed by subsidiary undertakings					1,827	2,065

Prepaid pension costs	57	54			35	30

Taxation recoverable	10	22	10	22	–	–

Other prepayments and accrued income	85	95	9	21	13	27

Other debtors	141	142	13	5	4	5

	1,049	1,084	32	48	1,884	2,141

Amounts due after more than one year

Prepaid pension costs	473	453	–	–	303	297

Other debtors	65	68	40	42	–	–

	538	521	40	42	303	297

	1,587	1,605	72	90	2,187	2,438

Trade debtors includes amounts which have been securitised with a financial institution. An amount of £104m (2003 nil) is included within short-term borrowings as the Group retains the risks in relation to this amount. Accordingly the financial institution has the rights over amounts included within trade debtors of £168m at 31 December 2004 (2003 nil) (up to a maximum of its loan).

The Company has also provided an asset-backed guarantee, via a wholly owned subsidiary, Receivables Funding Ltd (“the SPV”) specifically incorporated to provide the guarantee, for £250m to support its commitments for the ICI Pension Fund (see note 40). The asset-backed guarantee is secured by way of fixed and floating charges over the trade debtors and cash of certain Group companies, which have been assigned to the SPV. At 31 December 2004, £251m of trade debtors and £80m of cash were assigned to the SPV.

Under US GAAP, the amounts due after more than one year would be shown as non-current.

ICI ANNUAL REPORT AND ACCOUNTS 2004

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ACCOUNTS	83

17	Current asset investments and short-term deposits
	Group

	2004	2003
	£m	£m

Unlisted investments and short-term deposits	105	345

Included in cash and cash equivalents	82	345

Included in unlisted investments and short-term deposits and cash are amounts totalling £94m (2003 £99m) held by the Group’s insurance subsidiaries. At 31 December 2004 £48m (2003 £40m) was readily available for the general purposes of the Group.

The management of current asset investments is discussed in note 37.

18	Short-term borrowings
	Group		Average interest
			rate – Group*

	2004	2003	2004	2003
	£m	£m	£m	£m

Bank borrowings

Secured – by floating charge	112	1

Unsecured	10	16

	122	17	2.8	3.6

Other borrowings

Unsecured	15	12	0.3	–

	137	29

Maximum short-term borrowings outstanding during year	140	755

*	Based on borrowings outstanding at 31 December.

Various short-term lines of credit, both committed and uncommitted, are available to the Group and are reviewed regularly. There are no facility fees payable on uncommitted lines nor is there a requirement for an equivalent deposit to be maintained with any of the banks.

19	Other creditors
	Group			Non-operating creditors			Company
				included in Group

	2004		2003	2004		2003	2004	2003
	£m		£m	£m		£m	£m	£m

Amounts due within one year

Trade creditors	740		665				59	55

Amounts owed to subsidiary undertakings							5,542	4,397

Corporate taxation	386	†	342	386	†	342	171	179

Value added and payroll taxes and social security	27		30				–	–

Dividends to Ordinary Shareholders	46		42	46		42	46	42

Accruals	276		288	58		61	32	25

Other creditors*	300		296	11		10	27	27

	1,775		1,663	501		455	5,877	4,725

Amounts due after more than one year

Corporate taxation	1		1				–	–

Amounts owed to subsidiary undertakings							3,321	3,450

Pension liabilities	5		–				–	–

Other creditors*	14		17				14	–

	20		18				3,335	3,450

*	Includes obligations under finance leases (note 34).

†	Included within this balance is the current year corporate taxation charge and provision for potential liabilities for taxation arising in prior years and various tax exposures. In particular, a provision of £84m exists for the exposures arising from the Group’s reshaping and disposal programme and a provision of £71m to cover exposures in respect of transfer pricing issues in various jurisdictions around the world.

Under US GAAP, provisions for liabilities and charges (note 21) would be shown under other creditors.

ICI ANNUAL REPORT AND ACCOUNTS 2004

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84	ACCOUNTS

Notes relating to the accounts

20	Loans
			Group		Company

		Repayment	2004	2003	2004	2003
		dates	£m	£m	£m	£m

Secured loans

US dollars		2005/2016	2	6

Other currencies		2005/2006	1	41

Total secured			3	47

Secured by fixed charge	– bank loans		1	23

	– other		–	–

Secured by floating charge	– bank loans		2	7

	– other		–	17

Unsecured loans

Sterling

9 3/4% Bonds		2005	100	100	100	100

7.625% Bonds		2007	299	299

Others		2005	13	10

			412	409	100	100

US dollars

8 7/8% Debentures		2006	130	140

7 1/20% Notes		2007	130	140

6 19/20% Notes		2004	–	421

5 5/8% Notes		2013	259	281

4 3/8% Notes		2008	259	281

Variable rate medium-term notes		2010	26	28	26	28

Others		2005/2008	43	50

			847	1,341	26	28

Other currencies		2005/2012	16	37	5	5

Total unsecured			1,275	1,787	131	133

Total loans – before financial derivatives (see table on page 85)			1,278	1,834	131	133

Financial derivatives			4	53

Total loans – after financial derivatives (see table on page 85)			1,282	1,887	131	133

The secured debt referred to in this note and the secured short-term borrowings referred to in note 18 were secured by property, plant and other assets with a net book value at 31 December 2004 of £179m.

An analysis reflecting the effects of financial instruments on the Group’s financial liabilities at 31 December 2004 is set out in note 37.

ICI ANNUAL REPORT AND ACCOUNTS 2004

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ACCOUNTS	85

20	Loans (continued)

Effects of financial derivatives

The following analysis reflects the effects of financial derivatives on the Group’s borrowings at 31 December 2004.
			Before	After
			financial	financial
			derivatives	derivatives
			£m	£m

Sterling			412	113

US Dollar			849	978

Euro and Euro related currencies			9	138

Japanese Yen			6	51

Others			2	2

			1,278	1,282

Fixed rate loans			1,084	266

Floating rate loans			194	1,016

			1,278	1,282

	Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m

Loan maturities

Bank loans

Loans or instalments thereof are repayable:

After 5 years from balance sheet date	–	–	–	–

From 2 to 5 years	19	32	–	–

From 1 to 2 years	12	13	–	–

Total due after more than one year	31	45	–	–

Total due within one year	15	37	–	–

	46	82	–	–

Other loans

Loans or instalments thereof are repayable:

After 5 years from balance sheet date	288	312	26	28

From 2 to 5 years	643	863	–	–

From 1 to 2 years	155	133	–	105

Total due after more than one year	1,086	1,308	26	133

Total due within one year	150	497	105	–

	1,236	1,805	131	133

Total loans

Loans or instalments thereof are repayable:

After 5 years from balance sheet date	288	312	26	28

From 4 to 5 years	1	287	–	–

From 3 to 4 years	267	427	–	–

From 2 to 3 years	394	181	–	–

From 1 to 2 years	167	146	–	105

Total due after more than one year	1,117	1,353	26	133

Total due within one year	165	534	105	–

Total loans	1,282	1,887	131	133

Aggregate amount of loans any instalment of which falls due after 5 years	294	319	26	28

ICI ANNUAL REPORT AND ACCOUNTS 2004

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86	ACCOUNTS

Notes relating to the accounts

21	Provisions for liabilities and charges

	Deferred	Pensions	Post	Environmental	Disposal	Restructuring	Other	Total
	taxation	(note 36)	retirement	provisions *	provisions	provisions	provisions †
			health care		(note 22)	(note 22)
			(note 36)
	£m	£m	£m	£m	£m	£m	£m	£m

Group

At beginning of 2004	79	134	188	35	348	148	160	1,092

Profit and loss account	38	26	17	(3)	39	5	(5)	117

Increase due to effluxion of time					10			10

Net amounts paid or becoming payable	–	(39)	(16)	(3)	(85)	(77)	(6)	(226)

Exchange and other movements	(35)	4	(13)	(4)	(2)	(3)	(26)	(79)

At end of 2004	82	125	176	25	310	73	123	914

Company

At beginning of 2004	79	–	–	–	67	42	19	207

Profit and loss account	33	–	–	–	11	(3)	–	41

Net amounts paid or becoming payable	–	–	–	–	(28)	(25)	(1)	(54)

Exchange and other movements	(9)	–	–	–	–	–	–	(9)

At end of 2004	103	–	–	–	50	14	18	185

Under US GAAP, provisions for liabilities and charges would be shown under other creditors (note 19).

*	Other than arising on disposal.
†	Includes £70m relating to provisions for the write-down of shares held under forward contracts to hedge employee share options.

ICI ANNUAL REPORT AND ACCOUNTS 2004

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ACCOUNTS	87

22	Disposal and legacy, and restructuring provisions

	Disposal provisions			Restructuring provisions

	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m

At beginning of year	348	458	501	148	64	144

Exceptional items before tax	39	(6)	73	5	189	–

Asset write-offs	–	–	–	–	(48)	–

Amounts paid	(85)	(105)	(127)	(77)	(54)	(67)

Exchange and other adjustments	8	1	11	(3)	(3)	(13)

At end of year	310	348	458	73	148	64

Comprising

Severance costs	21	20	33	54	107	42

Other	289	328	425	19	41	22

	310	348	458	73	148	64

Disposal and legacy provisions

ICI commenced reshaping its portfolio of businesses in 1997 consistent with plans to focus its resources on Paints and Specialty Products. In pursuit of this strategy, the Group announced that it intended to divest most of its Industrial Chemicals businesses.

Prior to 2002

Between 1997 and 2002 the Group sold its Polyurethanes, Tioxide and selected Petrochemicals businesses, Chlor-Chemicals, Klea and Crosfield businesses, Polyester polymer intermediates business excluding operations in Pakistan, the Explosives operations in Canada, Latin America and Europe and the explosives distribution business in the USA, the Polyester film business, the Forest Products business based in Canada, the UK based Fertiliser business, the Teesside Utilities and Services business, the Acrylics business, the Automotive refinish business, the Fluoropolymers business, Ethylene Oxide, the Methanol business and the Methylamines and derivatives businesses, the Group’s 50% interest in Phillips-Imperial Petroleum and the Eutech engineering consultancy.

Provisions were created for both long term residual obligations resulting from the divestments and more immediate and direct disposal costs. Total provisions created for the divestments prior to 2002 were £1,547m mainly in respect of termination costs (£291m), pension costs relating to employees transferring to the purchaser (£302m), transaction costs (£90m), separation costs (£62m), IT related costs (£38m), site clearance (£48m), asset write-downs (£74m), and long-term residual costs (£285m).

The long term residual provisions were created to cover legacy management, legal, estates, pension administration and environmental costs resulting from these divestments. The nature of the provisions is such that expenditure is expected to occur over the period from 2005 to at least 2030. During 2004 revisions were made to these provisions resulting in a release of £4m. At 31 December 2004, £248m remained to be spent.

The direct disposal provisions relating to the pre-2002 divestments were reviewed during 2004 resulting in a net charge of £23m to exceptional profit. At 31 December 2004, £37m remained to be spent relating to pre-2002 divestments principally termination costs (£11m), transaction costs (£3m) and site costs (£4m). These provisions are expected to be substantially utilised by the end of 2005.

2002

(i) Synetix

The Group completed the sale of its catalyst business, Synetix, in 2002. Provisions charged were £46m, mainly in respect of transition and separation costs (£19m), pension costs relating to employees transferring to the purchaser (£14m), termination costs (£2m) relating to 31 employees, transaction costs (£7m) and environmental costs (£2m). At 31 December 2004, £5m remained to be spent including separation costs (£3m), termination costs (£1m) and environmental costs (£1m). During 2004, revisions were made to these provisions resulting in a release of £7m. The majority of the provisions are expected to be utilised by the end of 2005.

(ii) Other disposals

The Group also divested some smaller businesses including the 51% owned pharmaceutical business of ICI India, its Security Systems business and the UK Nitrocellulose and Energetic Technologies businesses. In addition, IFI, the Irish Fertilizer business in which the Group has a 49% interest ceased trading. Provisions of £37m were raised for these transactions, mainly in respect of separation costs (£14m), costs relating to employees transferring to the purchaser (£13m) and transaction related costs (£5m). At 31 December 2004, £2m remained to be spent including separation costs (£1m) and environmental costs (£1m). Full utilisation is expected by the end of 2005.

ICI ANNUAL REPORT AND ACCOUNTS 2004

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88	ACCOUNTS

Notes relating to the accounts

22	Disposal and restructuring provisions (continued)

2003

During 2003 the Group divested the Permabond and Cheese Coatings businesses of National Starch and the Explosives business of ICI India. Provisions of £6m were charged in respect of severance costs (£2m) relating to 50 employees, separation costs (£1m) and transaction related costs (£3m). At 31 December 2004, £3m remained to be spent relating to transaction costs, and full utilisation is expected by the end of 2005.

2004

(i)	Food Ingredients

The Group completed the sale of Quest’s Food Ingredients business on 30 April 2004. Provisions of £22m were charged in respect of transaction costs (£6m), pension costs relating to employees transferring to the purchaser (£6m), separation costs (£9m) and severance costs (£1m). As at 31 December 2004, £12m remained to be spent being pension costs relating to employees transferring to the purchaser (£5m), separation costs (£6m), and severance costs (£1m). The majority of provisions are expected to be utilised by the end of 2005.

(ii)	Other disposals

During 2004 the Group closed its polyethylene business in Argentina. Provisions of £5m were charged in respect of transaction costs (£1m), separation costs (£1m), and severance costs (£3m). At 31 December 2004, £3m remained to be spent relating to separation costs (£1m) and severance costs (£2m). The majority of provisions are expected to be utilised by the end of 2005.

Restructuring provisions

Prior to 2002

The Group undertook a series of restructuring actions between 1999 and 2001 across its portfolio affecting the following segments: National Starch, Quest, Uniqema, Paints, Discontinued businesses, and reorganisation of the Corporate Centre.

The total exceptional provisions before tax of £319m for these restructuring programmes was charged against profits. The total included £158m related to termination of 2,330 employees, £48m to asset write-downs and £113m for other costs. During 2004 a review of restructuring provisions was conducted, leading to a release of £3m. At 31 December 2004, £9m of provisions remained to be spent, including £6m relating to severance of employees. The provisions are expected to be substantially utilised by the end of 2005.

2003

In 2003 the Group undertook a series of restructuring programs to improve cost effectiveness across each of the following segments:

(i)	National Starch – staff reductions mainly in administration and the restructuring of manufacturing assets, predominantly across the Specialty Starch division.

(ii)	Quest – staff reductions in the food business and in supporting administrative functions and the restructuring of manufacturing assets.

(iii)	Uniqema – a major reduction in support overheads and the rationalisation and relocation of manufacturing capabilities in the US.

(iv)	Paints – a programme to restructure supply chain activities in Europe and North America.

(v)	Corporate Centre – staff reductions resulting in a smaller and more focused corporate centre.

The plans focus on manufacturing and supply chain rationalisations and reductions in administrative support. The total exceptional charge in 2003 included £111m relating to the termination of some 2,130 employees, £48m for asset write-downs and £42m for other costs. During 2004 an extension to the restructuring program was approved in Quest following the disposal of the Food Ingredients business. Revisions were made to the estimated cost of the programme resulting in £8m being charged as an exceptional loss, relating to termination of employees. Further charges of £19m relating to the termination of employees are expected in 2005, bringing the total exceptional charge for the programmes to £228m. A charge of £1m was incurred by National Starch in the year, with a further £4m expected in 2005. A charge of £7m was incurred by Quest in the year, with a further £15m expected in 2005. Spend of £71m was incurred during the year, with the remainder expected to be substantially utilised by the end of 2005. At 31 December 2004, £75m remained to be spent including £48m relating to the termination of 634 employees.

ICI ANNUAL REPORT AND ACCOUNTS 2004

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ACCOUNTS	89

23	Called-up share capital of parent company

	Authorised	Allotted,
		called-up
		and fully paid
Ordinary Shares of £1 each	£m	£m

At beginning of 2002	850	728

Rights Issue		463

Increase in authorised share capital	550

Employee share option schemes – options exercised		–

At end of 2002	1,400	1,191

Employee share option schemes – options exercised		–

At end of 2003	1,400	1,191

Employee share option schemes – options exercised		–

At end of 2004	1,400	1,191

Rights Issue

In 2002, the Company completed an issue of rights to purchase Ordinary Shares. A total of 463m Ordinary Shares of £1 each were issued at 180p per share in a 7 for 11 rights issue. Of the total £807m raised, net of £27m expenses, £463m was credited to share capital and £344m to the share premium account.

Employees’ share option schemes and other share based plans

ICI grants share options and other market based units to Executive Directors and members of the Executive Management Team under two main plans: the Performance Growth Plan and the 2004 Executive Share Option Plan. These schemes are described on pages 48 to 50. The Company also operates a Performance Share Plan (PSP), under which grants have been made to approximately 200 senior staff below the level of the Executive Management Team. There are also share options outstanding under a number of schemes under which grants are no longer made. These are the 1994 Share Option Scheme (Senior Staff Scheme) and the 1994 Stock Appreciation Rights Plan (SARP). There are also options outstanding from the Company’s savings related share option scheme (UK – Sharesave). The ten year approval period for the UK Sharesave Plan has now ended and the last grant under this plan was made on 11 December 2003.

At 31 December 2004, the number of conditional awards of ordinary share equivalents outstanding under the Performance Growth Plan was 3,902,288 (2003 2,888,320). The number of conditional awards during 2004 was 1,585,303 (2003 1,851,255) with lapses during the year of 546,020 (2003 1,453,725).

Under the PSP plan awards are conditional on preset earnings per share targets over a three year period. Awards are delivered in ICI shares or for US based participants, ADSs. At 31 December 2004 the number of conditional awards of ordinary share equivalents outstanding under the Performance Share Plan was 2,133,600 (2003 nil). The number of conditional awards during 2004 was 2,192,190 (2003 nil) with lapses during the year of 58,590 (2003 nil).

The prices at which options are granted under the 2004 Executive Share Option Plan must not be less than the nominal value of an Ordinary Share nor less than the average of the middle market quotation of an ICI Ordinary Share on the London Stock Exchange on the three business days immediately preceding the date on which the option is offered. Options under this scheme expire after 10 years.

The Group has acquired, or is committed to acquire under forward contracts, 34.7m shares or ADSs of the Company to hedge its obligations under the Senior Staff and Executive Share Options and Stock Appreciation Rights, the Performance Growth Plan and the Performance Share Plan. 8.3m shares have been purchased in the market by a trust. In addition, the trust has entered into forward commitments to purchase 26.4m shares at a weighted average cost of £4.78 per share (total commitment £126m) in 2005, although the trust has the option to roll forward these commitments for further periods if required. These forward commitments include collateral requirements related to the prevailing share price of the Company. At 31 December 2004, no collateral is posted with the counterparties to these transactions. These shares are intended to satisfy requirements for share options exercisable in the period 2005 to 2014. In 2003 a provision of £70m was made to write-down the shares under forward commitments to estimated net realisable value having regard to the period over which the related options are exercisable.

Under the UK Sharesave Scheme the price at which options were granted could not be less than the greater of the nominal value of an Ordinary Share, or 80% of the average market value of an Ordinary Share on the three business days preceding the day on which the offer of options was made. The total purchase cost in respect of options granted under the UK Sharesave Scheme is deducted from salary over a period of three or five years at the choice of the employee. The maximum number of shares to be made available under this scheme for issue under option during a ten year period will not exceed 5% of the Company’s Ordinary Share Capital in issue on 21 March 1994.

Options granted to Directors are shown in the Remuneration report on pages 49 and 50.

ICI ANNUAL REPORT AND ACCOUNTS 2004

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90	ACCOUNTS

Notes relating to the accounts

23	Called-up share capital of parent company (continued)

a)	Transactions on Option Schemes

	Senior Staff Scheme		UK – Sharesave		SARP
	Number	Weighted	Number	Weighted	Number	Weighted
	of options	average	of options	average	of options	average
		exercise		exercise	in ADSs	exercise
		price		price		price
	000		£000		£000	$

Outstanding

At beginning of 2002	18,442	5.20	12,035	3.16	2,518	30.61

Granted	6,272	2.84	3,854	2.07	1,079	16.19

Exercised	–	–	(12)	2.68	–	–

Cancelled	(2,311)	5.82	(3,630)	3.48	(70)	39.56

At beginning of 2003	22,403	4.48	12,247	2.72	3,527	26.02

Granted	15,077	1.37	4,399	1.58	2,227	8.65

Exercised	–	–	(1)	2.28	–	–

Cancelled	(5,694)	4.21	(5,269)	2.84	(340)	30.19

At beginning of 2004	31,786	3.06	11,376	2.23	5,414	18.62

Granted	2,700	2.31	–	–	337	16.83

Exercised	(778)	1.34	(32)	1.73	(131)	10.19

Cancelled	(2,342)	3.88	(2,665)	2.74	(224)	23.65

At end of 2004	31,366	2.97	8,679	2.08	5,396	18.50

Number of options exercisable at:

31 December 2002	7,795	5.91	944	3.13	1,048	36.59

31 December 2003	7,674	5.30	69	3.01	1,591	30.55

31 December 2004	7,336	4.62	331	2.25	1,090	31.02

b)	Summary of share options outstanding at 31 December 2004
	Total options outstanding			Exercisable options
	at 31 December 2004			at 31 December 2004

	Number	Weighted	Weighted	Number	Weighted
	outstanding	average	average	exercisable	average
		remaining	exercise		exercise
		contractual	price		price
		life
	000	Years	£/$	000	£/$

Exercise price range

Senior Staff Scheme

£0 – £10	30,549	7.17	2.78	6,519	3.94

£10 – £20	817	3.37	10.08	817	10.08

	31,366		2.97	7,336	4.62

UK–Sharesave

£0 – £10	8,679	2.17	2.08	331	2.25

£10 – £20	–	–	–	–	–

	8,679		2.08	331	2.25

SARP (ADSs)

$0 – $20	3,352	8.03	11.72	188	13.54

$20 – $40	1,858	5.41	26.63	717	28.20

$40 – $60	78	2.16	51.62	77	51.62

$60 – $80	108	3.37	65.49	108	65.49

	5,396		18.50	1,090	31.02

At 31 December 2004 there were options outstanding in respect of 40.0m (2003 43.2m) Ordinary Shares of £1 each under the Senior Staff and UK – Sharesave Option Schemes normally exercisable in the period 2005 to 2014 (2003: 2004 to 2013) at subscription prices of £1.34 to £10.08 (2003 £1.34 to £10.08). Movements in the number of shares under option during 2004 comprised new options 2.7m, options exercised 0.8m, and options lapsed or waived 5.0m. The number of Ordinary Shares issued during the year, wholly in respect of the exercise of options, totalled 0.03m (2003 0.02m; 2002 0.01m). The weighted average subscription price of options outstanding at 31 December 2004 was £2.78. The weighted average grant price is equal to the weighted average exercise price detailed in the tables above.

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ACCOUNTS	91

24	Reserves

	Share premium account	Retained earnings			Total

		Associates	Profit and loss account	Total
	£m	£m	£m	£m	£m

Group

Reserves attributable to parent company shareholders

At beginning of 2002	589	22	(1,733)	(1,711)	(1,122)

Net profit (loss) for the financial year	–	(13)	192	179	179

Dividends (note 9)			(88)	(88)	(88)

Transfer of goodwill			22	22	22

Movement in respect of own shares			(6)	(6)	(6)

Movement in reserves		2	(2)

Amounts taken direct to reserves

Share premiums – Rights issue	344				344

Exchange adjustments	–	–	(57)	(57)	(57)

	344	–	(57)	(57)	287

At beginning of 2003	933	11	(1,672)	(1,661)	(728)

Net profit (loss) for the financial year	–	2	18	20	20

Dividends (note 9)			(74)	(74)	(74)

Transfer of goodwill			27	27	27

Movement in respect of own shares			5	5	5

Amounts taken direct to reserves

Share premiums – Share option schemes	–				–

Exchange adjustments	–	–	9	9	9

	–	–	9	9	9

At beginning of 2004	933	13	(1,687)	(1,674)	(741)

Net profit (loss) for the financial year	–	2	208	210	210

Dividends (note 9)			(86)	(86)	(86)

Transfer of goodwill			154	154	154

Movement in respect of own shares			1	1	1

Amounts taken direct to reserves

Share premiums – Share option schemes	–				–

Exchange adjustments	–	–	(8)	(8)	(8)

	–	–	(8)	(8)	(8)

At end of 2004	933	15	(1,418)	(1,403)	(470)

At the end of 2004, the cumulative goodwill offset against profit and loss account amounted to £3,846m (2003 £4,000m; 2002 £4,027m). The transfer of goodwill in 2004 relates to the proportion of goodwill transferred to the profit on disposal on the divestment of the Quest Food Ingredients business. £8m of the amount shown for 2003 relates to adjustments to the purchase price of the 1997 acquisitions, with the remainder of the amount shown for 2003 representing the transfer of goodwill on disposal of National Starch’s Permabond business. Included in this cumulative goodwill figure was negative goodwill, the cumulative amount of which at 31 December 2004 was £1m (2003 £1m; 2002 £1m).

The own share reserve has been reclassified as part of the profit and loss reserve during the year. A negative amount of £52m (2003: £53m) has been reclassified as at 31 December 2004.

Own shares relate to 8.3m (2003 8.8m) shares of the company held by Imperial Chemical Industries PLC Employee Benefits Trust which are under option to, or conditionally gifted to, employees under the arrangement described in Note 23. The shares are held at a cost of £52m (2003 £53m) and have a market value at 31 December 2004 of £20m (2003 £18m).

ICI ANNUAL REPORT AND ACCOUNTS 2004

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92	ACCOUNTS

Notes relating to the accounts

24	Reserves (continued)

In the Group accounts, £99m of net exchange gains on foreign currency loans (2003 gains £111m; 2002 gains £157m) have been offset in reserves against exchange losses (2003 losses; 2002 losses) on the net investment in overseas subsidiaries and associates.

The cumulative exchange gains and losses on the translation of foreign currency financial statements into pounds sterling are taken into account in the above statement of Group reserves. US GAAP – SFAS No.52, Foreign Currency Translation, requires the separate disclosure of the cumulative amount of the foreign currency translation effects on shareholders’ funds, as follows:

	2004	2003	2002
	£m	£m	£m

At beginning of year	(450)	(459)	(402)

Exchange adjustments	(8)	9	(57)

At end of year	(458)	(450)	(459)

There are no significant statutory or contractual restrictions on the distribution of current profits of subsidiary undertakings or associates; undistributed profits of prior years are, in the main, permanently employed in the businesses of these companies. The undistributed profits of Group companies overseas may be liable to overseas taxes and/or UK taxation (after allowing for double taxation relief) if they were to be distributed as dividends. No provision has been made in respect of potential taxation liabilities on realisation of assets at restated or revalued amounts or on realisation of associates at equity accounted value.

The Articles of Association of Imperial Chemical Industries PLC state that borrowings after deducting cash, current asset investments and short-term deposits, must not exceed two and a half times the shareholders’ equity after adding back sums, calculated in accordance with US GAAP, equivalent to the unamortised balance of goodwill arising on acquisitions made after 1 January 1986. Any borrowings, cash or short-term investments held by subsidiaries in their capacity as trustee of a Group pension fund are excluded from the calculation. For the purpose of calculating the basis of the borrowing limits, in accordance with the Articles of Association, the total of the sums standing to the credit of capital and revenue reserves of the Company and its subsidiary undertakings, to be added to the nominal amount of the share capital of the Company, was £2,589m at 31 December 2004 (2003 £2,543m; 2002 £2,934m).

	Share	Profit	2004	2003
	premium	and loss
	account	account	Total	Total
	£m	£m	£m	£m

Company

Reserves

At beginning of year	933	2,393	3,326	3,066

Net profit for the year		217	217	283

Dividends		(86)	(86)	(74)

Amounts taken direct to reserves

Exchange and other adjustments	–	(22)	(22)	51

At end of year	933	2,502	3,435	3,326

By virtue of S230 of the Companies Act 1985, the Company is exempt from presenting a profit and loss account.

25	Net cash inflow from operating activities

	2004	2003	2002
	£m	£m	£m

Operating profit	439	194	496

Exceptional charges within operating profit	5	200	–

Operating profit before exceptional items	444	394	496

Depreciation and amortisation of goodwill	204	227	233

Stocks (increase)/decrease	(75)	2	11

Debtors (increase)/decrease	(50)	52	(35)

Creditors increase/(decrease)	115	(59)	23

Other movements	(26)	(25)	(37)

	612	591	691

Outflow related to exceptional items	(81)	(52)	(68)

	531	539	623

Outflow related to exceptional items includes expenditure in respect of exceptional provisions relating to business rationalisation and restructuring.

ICI ANNUAL REPORT AND ACCOUNTS 2004

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ACCOUNTS	93

26	Returns on investments and servicing of finance
		2004	2003	2002
		£m	£m	£m

Interest received		87	95	121

Interest paid		(153)	(177)	(285)

Dividends paid by subsidiary undertakings to minority shareholders		(13)	(14)	(21)

		(79)	(96)	(185)

27	Capital expenditure and financial investment

	2004	2003	2002
	£m	£m	£m

Purchase of tangible fixed assets	(158)	(154)	(219)

Sale of fixed assets	8	16	35

	(150)	(138)	(184)

28	Acquisitions

		2004	2003
		Total	Total
		fair value	fair value
		£m	£m

Subsidiary undertakings and operations

Fair value of net assets acquired		3	–

Goodwill acquired		1	3

Consideration for subsidiary undertakings and operations acquired		4	3

Investments in associated undertakings		–	5

Investments in participating interests and other interests		25	10

		29	18

Cash consideration	– current year	29	18

	– previous years’ acquisitions	–	2

		29	20

29	Management of liquid resources

	2004	2003	2002
	£m	£m	£m

Commercial paper	1	–	(2)

Bank deposits and certificates of deposit	229	(186)	(12)

Floating rate notes, medium rate notes, treasury bills	(5)	(8)	1

	225	(194)	(13)

Liquid resources are current asset investments held as readily disposable stores of value. In these accounts they comprise current asset investments and short-term deposits (note 17).

ICI ANNUAL REPORT AND ACCOUNTS 2004

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94	ACCOUNTS

Notes relating to the accounts

30	Disposals

	2004	2003
	£m	£m

Subsidiary undertakings and operations

Tangible fixed assets and investments	62	6

Net current assets	30	4

Creditors due after more than one year	–	(2)

Provisions for liabilities and charges	–	(1)

Minority interests	2	(4)

Book value of net assets disposed	94	3

Disposal costs and provisions	31	6

Goodwill written back on disposal	154	19

Investments in participating interests	–	123

Profits less losses on disposals	12	50

Consideration received on prior year disposals	–	14

	291	215

Outflow on divestment provisions	(82)	(111)

Cash consideration	209	104

Comprising inflow (outflow) arising on

current year’s disposals	278	20

previous year’s disposals	(69)	84

	209	104

During 2004 the Group received gross cash consideration for disposals of operations of £291m (2003 £215m). Of this amount, £82m (2003 £111m) was paid against ongoing disposal costs and provisions.

Disposals by the Group during 2004 included the sale of Quest Food Ingredients and disposal of 18.9% of the Group’s shares in Pakistan PTA.

ICI ANNUAL REPORT AND ACCOUNTS 2004

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ACCOUNTS	95

31	Financing

		Financing – shares				Financing – debt					Total

		Shares issued by Company		Minorities *	Total	Loans	Short-term	Finance	Total
							borrowings	leases
		Share	Share				other than
		capital	premium				overdrafts
	notes	23	24			20	33	34
		£m	£m	£m	£m	£m	£m	£m	£m		£m

At beginning of 2002		(728)	(589)	(31)	(1,348)	(2,955)	(377)	(4)	(3,336)		(4,684)

Exchange adjustments				3	3	157	(42)	1	116		119

Financing

New finance		(463)	(344)	–	(807)	(70)	(3,102)	–	(3,172)		(3,979)

Finance repaid						1,005	3,317	1	4,323		4,323

Cash flow		(463)	(344)	–	(807)	935	215	1	1,151		344

Acquisitions and disposals		–	–	–	–	–	(1)	–	(1)		(1)

Other movements		–	–	(3)	(3)	–	–	(3)	(3)		(6)

At beginning of 2003		(1,191)	(933)	(31)	(2,155)	(1,863)	(205)	(5)	(2,073)		(4,228)

Exchange adjustments				2	2	111	(38)	–	73		75

Financing

New finance		–	–	–	–	(620)	(2,884)	–	(3,504)		(3,504)

Finance repaid						483	3,104	1	3,588		3,588

Cash flow		–	–	–	–	(137)	220	1	84		84

Acquisitions and disposals		–	–	–	–	2	–	–	2		2

Other movements		–	–	2	2	–	–	–	–		2

At beginning of 2004		(1,191)	(933)	(27)	(2,151)	(1,887)	(23)	(4)	(1,914)		(4,065)

Exchange adjustments				2	2	99	(20)	1	80		82

Financing

New finance		–	–	–	–	(12)	(896)	–	(908	)†	(908)

Finance repaid						521	812	1	1,334	ø	1,334

Cash flow		–	–	–	–	509	(84)	1	426		426

Acquisitions and disposals		–	–	1	1	(3)	–	–	(3)		(2)

At end of 2004		(1,191)	(933)	(24)	(2,148)	(1,282)	(127)	(2)	(1,411)		(3,559)

* Share capital element of minority interests

		Repayment	Currency	Rate	Amount
		dates		%	£m

† New finance	Bank loan	2004–2005	Various	Various	10

	Euro commercial paper	2004	Various	Various	382

	US commercial paper	2004	US$	Various	50

	Money market loans	2004	Various	Various	348

	Others				118

					908

ø Finance repaid	Bank loan				40

	Euro commercial paper		Various	Various	382

	US commercial paper		US$	Various	50

	Bond repayments		US$	6.95%	412

	Money market loans		Various	Various	348

	Others				102

					1,334

ICI ANNUAL REPORT AND ACCOUNTS 2004

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96	ACCOUNTS

Notes relating to the accounts

32	Analysis of net debt

		Cash	Financing – debt					Current asset	Net debt
								investments

			Loans		Short-term	Finance	Total
			Due after	Due within	borrowings	leases
			one year	one year	other than
					overdrafts
	notes	1,33	20	20	33	34		17
		£m	£m	£m	£m	£m	£m	£m	£m

At beginning of 2002		260	(1,705)	(1,250)	(377)	(4)	(3,336)	159	(2,917)

Exchange adjustments		(5)	100	57	(42)	1	116	(12)	99

Cash flow		(8)	(28)	963	215	1	1,151	13	1,156

Acquisitions and disposals		(1)	–	–	(1)	–	(1)	–	(2)

Other non-cash changes		–	270	(270)	–	(3)	(3)	–	(3)

At beginning of 2003		246	(1,363)	(500)	(205)	(5)	(2,073)	160	(1,667)

Exchange adjustments		11	63	48	(38)	–	73	(9)	75

Cash flow		(12)	(580)	443	220	1	84	194	266

Acquisitions and disposals		(2)	–	2	–	–	2	–	–

Other non-cash changes		–	527	(527)	–	–	–	–	–

At beginning of 2004		243	(1,353)	(534)	(23)	(4)	(1,914)	345	(1,326)

Exchange adjustments		(8)	69	30	(20)	1	80	(15)	57

Cash flow		155	39	470	(84)	1	426	(225)	356

Acquisitions and disposals		(4)	(3)	–	–	–	(3)	–	(7)

Other non-cash changes		–	131	(131)	–	–	–	–	–

At end of 2004		386	(1,117)	(165)	(127)	(2)	(1,411)	105	(920)

33	Cash and short-term borrowings
	Cash	Short-term borrowings			Net total	Cash
	at bank	(note 18)				(at bank and
						overdrafts)

		Overdrafts	Other	Total
	£m	£m	£m	£m	£m	£m

At beginning of 2002	301	(41)	(377)	(418)	(117)	260

Exchange adjustments	(5)	–	(42)	(42)	(47)	(5)

Cash flow	(28)	20	215	235	207	(8)

Acquisitions and disposals	(1)	–	(1)	(1)	(2)	(1)

At beginning of 2003	267	(21)	(205)	(226)	41	246

Exchange adjustments	10	1	(38)	(37)	(27)	11

Cash flow	(26)	14	220	234	208	(12)

Acquisitions and disposals	(2)	–	–	–	(2)	(2)

At beginning of 2004	249	(6)	(23)	(29)	220	243

Exchange adjustments	(9)	1	(20)	(19)	(28)	(8)

Cash flow	160	(5)	(84)	(89)	71	155

Acquisitions and disposals	(4)	–	–	–	(4)	(4)

At end of 2004	396	(10)	(127)	(137)	259	386

In the Statement of Group cash flow and related notes, “cash” includes cash at bank, deposits repayable on demand and overdrafts; deposits are repayable on demand if they are available within 24 hours without penalty.

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ACCOUNTS	97

34	Leases

	2004	2003	2002
	£m	£m	£m

Total rentals under operating leases, charged as an expense in the profit and loss account

Continuing operations

Hire of plant and machinery	8	11	10

Other	50	51	54

Total	58	62	64

	Land and buildings		Other assets

	2004	2003	2004	2003
	£m	£m	£m	£m

Commitments under non-cancellable operating leases to pay rentals during the year following the year of these accounts, analysed according to the period in which each lease expires

Expiring within 1 year	7	8	4	5

Expiring in years 2 to 5	17	18	13	16

Expiring thereafter	19	19	2	2

	43	45	19	23

	Operating leases		Finance leases

	2004	2003	2004	2003
Obligations under leases comprise	£m	£m	£m	£m

Rentals due within 1 year	62	68	1	1

Rentals due after more than 1 year

From 1 to 2 years	49	55	–	1

From 2 to 3 years	38	43	–	1

From 3 to 4 years	28	31	–	–

From 4 to 5 years	22	23	–	–

After 5 years from balance sheet date	102	114	1	1

	239	266	1	3

	301	334	2	4

Less amounts representing interest			–	–

Present value of net minimum lease payments			2	4

Less current lease obligations			(1)	(1)

Non current lease obligations			1	3

Obligations under finance leases are included in other creditors (note 19).

The Group had no commitments under finance leases at the balance sheet date which were due to commence thereafter.

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98	ACCOUNTS

Notes relating to the accounts

35	Employee numbers and costs

Average number of people employed by the Group

Classes of business

	2004	2003	2002

Continuing operations

National Starch	9,410	9,670	9,710

Quest	3,730	4,590	4,690

Uniqema	2,800	2,950	3,800

Paints	15,330	15,610	15,740

Regional and Industrial	2,220	3,010	3,690

Corporate

Board support	110	110	130

Group technical resources and other shared services	220	270	270

	33,820	36,210	38,030

Geographic areas

Continuing operations	2004	2003	2002

United Kingdom	4,790	5,250	6,250

Continental Europe	5,660	6,190	6,340

USA	9,530	10,070	10,410

Other Americas	4,890	5,170	5,310

Asia Pacific	8,640	9,230	9,420

Other countries	310	300	300

Total employees	33,820	36,210	38,030

Number of people employed by the Group at the year end

	2004	2003	2002

Continuing operations	33,300	35,030	36,660

Employee costs
	2004	2003	2002
Continuing operations	£m	£m	£m

Salaries	893	958	1,009

Social security costs	88	92	95

Pension costs

Defined benefit plans	112	105	78

Defined contribution plans	16	15	11

Other defined benefit plans – post-retirement healthcare plans	15	13	11

Other employment costs	14	20	16

	1,138	1,203	1,220

Less amounts allocated to capital	(4)	(6)	(4)

Severance costs charged in arriving at profit (loss) before tax	11	113	37

Employee costs charged in arriving at profit (loss) before tax	1,145	1,310	1,253

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ACCOUNTS	99

36	Retirement benefits

The Group accounts for employee retirement benefits in accordance with the UK Standard SSAP 24 Accounting for Pension Costs and, for post-retirement healthcare in compliance with UITF Abstract 6 Accounting for Post-Retirement Benefits other than Pensions. Additional analysis is also provided in accordance with FRS No. 17 Retirement Benefits. Although none of the amounts calculated in accordance with this latter Standard are required to be recognised in the primary statements until accounting periods beginning on or after 1 January 2005, full disclosure in accordance with this Standard, is included in this note.

Analysis is also provided in note 42 of the aggregate net periodic benefits cost and funded status of the Group’s major post-retirement schemes restated in accordance with US GAAP and in compliance with the requirements of SFAS No.87 Employers’ Accounting for Pensions, SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, SFAS No.106 Employers’ Accounting for Post-Retirement Benefits other than Pensions and SFAS No.132 Employers’ Disclosures about Pensions and Other Post-Retirement Benefits (revised 2003).

Pensions (SSAP 24) – Group
The Company and most of its subsidiaries operate retirement schemes which cover the majority of employees (including Directors) of the Group. ICI policy, where practicable, is to provide retirement benefits for new employees on a defined contribution basis. The Company pays pension contributions for each employee into an individual retirement account, which is used to provide pension benefits at retirement. This policy is now in place in the majority of countries in which ICI operates. However, retirement plans for most existing employees are generally of the defined benefit type under which benefits are based on employees’ years of service and average final remuneration and are funded through separate trustee-administered funds. Formal valuations of the Group’s main defined benefit schemes are undertaken regularly, by independent qualified actuaries, normally at least triennially and adopting the projected unit method.

The actuarial assumptions used to calculate the projected benefit obligation of the Group’s pension schemes vary according to the economic conditions of the country in which they are situated. For the Group’s major plans the principal weighted average rates used were:

	2004	2003
	%p.a.	%p.a.

Discount rate used in determining the actuarial present values of the benefit obligations	5.6	5.7

Expected long-term rate of return on investments	5.8	5.8

Rate of increase of future earnings	3.7	3.7

Increase in pensions in payment	2.1	2.1

In arriving at the valuations of the Group’s major defined benefit schemes, fund assets were valued at market values on the date of valuation of each fund. The value of these assets was £7,127m (2003 £7,083m) and was sufficient to cover 92% (2003 91%) of the benefits that had accrued to members after allowing for expected future increases in earnings.

The total pension cost for the Group for 2004 was £128m (2003 £120m; 2002 £89m). Accrued pension costs, which are included in other creditors (note 19), amounted to £33m (2003 £37m). Provisions mainly for the benefit obligations of a small number of unfunded plans amounted to £125m (2003 £134m) and are included in provisions for liabilities and charges – pensions (note 21). Prepaid pension costs amounting to £530m (2003 £507m) are included in debtors (note 16).

ICI Pension Fund
The ICI Pension Fund accounts for approximately 85% of the Group’s major plans in terms of asset values and projected benefit liabilities.

The latest actuarial valuation of the Fund, as at 31 March 2003, disclosed a solvency ratio of 93% and the Company has agreed to make a further nine annual payments into the Fund of £62m per annum from 2004 to 2012, subject to a review at the next valuation. As from September 2004, the Company has also provided an asset-backed guarantee, via a wholly owned subsidiary, Receivables Funding Ltd, specifically incorporated to provide the guarantee for £250m to support its commitments to the Fund (see note 40). The deficit, together with the prepayment, is taken into account in arriving at the employer’s pension costs charged in the accounts by being amortised as a percentage of pensionable emoluments over the expected working lifetime of existing members. In 2004 this gave rise to a SSAP 24 charge of £52m (2003 £42m).

Healthcare (UITF Abstract 6)
The Group provides in North America, and to a lesser extent in some other countries, unfunded healthcare and life assurance benefits for retired employees. At 31 December 2004 approximately 18,000 (2003 18,000) current and retired employees were eligible to benefit from these schemes. The liabilities in respect of these benefits are fully accrued over the expected working lifetime of the existing members.

The total post-retirement healthcare cost for the Group’s major post-retirement benefit schemes for 2004 was £14m (2003 £15m; 2002 £12m) and the provision at the year end was £160m (2003 £167m). The total post-retirement healthcare provision at the year end, including the Group’s minor post-retirement benefit schemes, was £176m (2003 £188m).

In accordance with UITF Abstract 6, the Group has adopted the measurement basis of the US Standard, SFAS No.106 as the basis of its UK GAAP reporting. Costs and provisions were determined on an actuarial basis. The assumptions relating to the schemes are set out in the table in note 42.

The healthcare cost trend has a significant effect on the amounts reported. For the Group, increasing the assumed healthcare cost for the major schemes by 1% in every year would increase the accumulated post-retirement benefit obligation as of 31 December 2004 by £12m (2003 £11m) and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for the year ended 31 December 2004 by £1m (2003 £1m).

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Notes relating to the accounts

100	ACCOUNTS

36	Retirement benefits (continued)

Retirement benefits – Pensions and healthcare (FRS No. 17)

The most recent actuarial valuations of the Group’s defined benefit pension schemes and post-retirement healthcare schemes have been updated to 31 December 2004 to take account of the transitional requirements of FRS No. 17. The FRS No.17 financial information presented in the Group’s 2003 Annual Report and Accounts was based on the Group’s major defined benefit schemes. As a result of the transition to International Financial Reporting Standards and to provide a more complete presentation, the Group has collected information on all the Group’s global defined benefit schemes from 1 January 2004. The disclosures for 2003 and 2002 are based upon the major schemes only.

Financial assumptions to calculate the projected benefit obligations of Group schemes

The principal weighted average rates used were:

	2004	2003	2002
	% p.a.	% p.a.	% p.a.

Discount rate	5.3	5.5	5.7

Inflation rate	2.6	2.4	2.3

Long-term rate of increase in future earnings	4.0	3.9	3.8

Increase in pensions in payment	2.4	2.2	2.1

Post-retirement healthcare cost inflation rate	9.7	8.9	8.0

Expected rates of return, assets, liabilities and net (liabilities) assets
	At 31 Dec	At 31 Dec	At 31 Dec
	2004	2003	2002
	%	%	%

Expected rates of return

Equities	8.2	8.3	8.6

Bonds	4.9	5.0	4.7

Other	4.6	5.3	5.5

	£m	£m	£m

Assets in schemes

Equities	1,398	1,769	1,659

Bonds	5,770	5,312	5,216

Other	470	269	177

Total fair value of assets	7,638	7,350	7,052

Present value of scheme liabilities	8,762	8,337

Net (deficit) in the schemes	(1,124)	(987)

Less: Unrecognisable surpluses	(2)	(3)

Net recognised (deficit)	(1,126)	(990)

Deferred tax asset	138	122

Net liabilities	(988)	(868)

Represented by

(Deficits)	(994)	(874)

Surpluses	6	6

Analysis of net recognised (deficit)

ICI UK Pension Fund	(387)	(432)

Other funded pension schemes	(317)	(289)

Total funded schemes	(704)	(721)

Unfunded pension schemes	(181)	(77)

Post-retirement healthcare schemes	(241)	(192)

Total unfunded schemes	(422)	(269)

Net recognised (deficit)	(1,126)	(990)

Represented by

(Deficits)	(1,135)	(999)

Surpluses	9	9

ICI ANNUAL REPORT AND ACCOUNTS 2004

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ACCOUNTS	101

36	Retirement benefits (continued)

Retirement benefits – Pensions and healthcare (FRS No. 17) (continued)

Set out below is an analysis of the amounts that would be charged to the profit and loss account and the statement of total recognised gains and losses in respect of the Group’s defined benefit pension schemes and post-retirement healthcare schemes in accordance with the transitional requirements of FRS No. 17. The disclosures for 2003 are based on major schemes only.

Analysis of the amounts that would be charged to profit and loss account in accordance with FRS No. 17

	2004	2003
	£m	£m

Current service cost	(64)	(54)

Past service cost	(19)	(14)

Gains on curtailments	2	–

Gains on settlements	15	–

	(66)	(68)

Other finance costs

Expected return on assets in schemes	419	391

Interest on liabilities in schemes	(450)	(442)

Restriction relating to recoverable surplus	(1)	(1)

Net finance cost	(32)	(52)

Amounts that would be charged to the profit and loss account in accordance with FRS No. 17	(98)	(120)

Analysis of amount that would be recognised in statement of total recognised gains and losses in accordance with FRS No. 17
	2004	2003
	£m	£m

Actual return less expected return on assets (deficit)	225	321

Experience gains and (losses) arising on liabilities	(72)	(36)

Changes in demographic and financial assumptions underlying
the present value of the liabilities (loss)	(231)	(458)

Adjustments to unrecognised scheme surplus	1	(3)

Net actuarial (loss) that would be recognised in statement of total recognised gains and losses
in accordance with FRS No. 17	(77)	(176)

Movement in net deficit during the year
	2004	2003
	£m	£m

Net deficit recognised at beginning of year – major schemes	(990)	(814)

Increase in reported population – minor schemes recognised at 1 January 2004	(171)

	(1,161)

Movement in year:

Current service cost	(64)	(54)

Past service costs	(19)	(14)

Gains on curtailments	2	–

Gains on settlements	15	–

Net finance cost	(32)	(52)

Contributions	178	122

Actuarial loss	(77)	(176)

Exchange adjustment gains	32	24

Change in population	–	(26)

Net (deficit) at end of year	(1,126)	(990)

At 31 December 2004 the difference between the expected and actual return on assets was a gain of £225m (2003 gain £321m; 2002 deficit £519m) or 3% (2003 4%; 2002 7%) of the scheme assets. The experience losses arising on scheme liabilities at 31 December 2004 were £72m (2003 losses £36m; 2002 gains £201m) or 1% (2003 0%; 2002 3%) of scheme liabilities. The net actuarial loss at 31 December 2004, that would be charged in the statement of total recognised gains and losses, was £77m (2003 £176m; 2002 £400m) or 1% (2003 2%; 2002 5%) of the scheme liabilities.

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102	ACCOUNTS

Notes relating to the accounts

37	Financial risk management

The Group’s treasury objectives and policies are discussed in the Operating and Financial Review on pages 22 to 24.

(a)	Interest rate risk
The interest rate profile of the Group’s financial assets and financial liabilities at 31 December 2004, after taking into account the effect of interest rate and currency swaps, is set out in the tables below. Further quantitative analysis of the sensitivity to movements in interest rates is reported in the Operating and Financial Review on pages 22 to 24. Disclosures dealt with in this note exclude short-term debtors and creditors where permitted by the accounting standard on derivatives and other financial instruments.

Financial assets
	2004				2003

	At fixed	At floating	Interest free	Total	At fixed	At floating	Interest free	Total
	interest	interest			interest	interest
	rates	rates			rates	rates
	£m	£m	£m	£m	£m	£m	£m	£m

Current asset investments, short-term
deposits and cash

Sterling	–	82	16	98	–	77	15	92

US Dollar	–	39	60	99	–	140	40	180

Euro	–	3	42	45	–	3	56	59

Japanese Yen	–	–	3	3	–	1	4	5

Other currencies	–	37	125	162	–	39	120	159

	–	161	246	407	–	260	235	495

Fixed asset investments and debtors
due after more than one year

Sterling				–				11

US Dollar				41				40

Euro				1				–

Other currencies				19				8

Total financial assets				468				554

At 31 December 2004 the financial assets of the
Group comprised:

Investments in participating and
other investments

Other investments

Shares				17				17

Loans				18				15

Debtors due after more than one year				26				27

Current asset investments and short-term deposits				105				345

Cash				396				249

Less financial assets of insurance subsidiaries				(94)				(99)

				468				554

Floating rate financial assets comprise bank deposits bearing interest at rates fixed in advance for periods ranging from 1 month to 6 months by reference to the relevant inter-bank rate.

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ACCOUNTS	103

37	Financial risk management (continued)

(a)	Interest rate risk (continued)

Financial liabilities
		2004			2003

	At fixed	At floating	Total	At fixed	At floating	Total
	interest	interest		interest	interest
	rates	rates		rates	rates
	£m	£m	£m	£m	£m	£m

Sterling	11	(62)	(51)	112	(47)	65

US Dollar	259	545	804	431	622	1,053

Euro	7	460	467	81	434	515

Japanese Yen	–	98	98	212	(63)	149

Other currencies	–	115	115	16	135	151

	277	1,156	1,433	852	1,081	1,933

At 31 December 2004 the financial liabilities of the
Group comprised:

Short-term borrowings			137			29

Current instalments of loans			165			534

Loans			1,117			1,353

Other creditors due after more than one year

Other creditors			13			14

Finance leases			1			3

			1,433			1,933

The applicable weighted average interest rates for fixed rate financial liabilities are: Sterling n/a% (2003 9.7%); US dollar 7.8% (2003 6.9%); Euro 3.3% (2003 4.3%); Japanese yen n/a% (2003 0.5%); other currencies n/a% (2003 12.0%). Floating rate financial liabilities bear interest based upon short-term inter-bank rates.

The applicable weighted average period for which rates are fixed are: Sterling n/a years (2003 3 years); US dollar 2 years (2003 3 years); Euro 8 years (2003 4 years); Japanese yen n/a years (2003 2 years) and other currencies n/a years (2003 3 years).

The figures shown above take into account various interest rate swaps, currency swaps and forward exchange contracts used to manage the interest rate and currency profile of financial assets and liabilities.

(b)	Currency exposures on monetary assets and liabilities

As explained in the Operating and Financial Review, on page 22, the Group’s policy is, where practicable, to hedge all exposures on monetary assets and liabilities. As a result there are no significant non functional currency exposures.

(c)	Maturity of financial liabilities
The maturity profile of the Group’ s financial liabilities, as defined in section (a) above, at 31 December 2004 was as follows:

	2004	2003
	£m	£m

In one year or less	302	563

In more than one year but not more than two years	172	151

In more than two years but not more than five years	670	907

In more than five years	289	312

	1,433	1,933

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104	ACCOUNTS

Notes relating to the accounts

37	Financial risk management (continued)

(d)	Borrowing facilities
Committed undrawn facilities available to the Group at 31 December 2004 in respect of which all conditions precedent had been met at that date were as follows:

	2004	2003
	£m	£m

Expiring in one year or less	–	100

Expiring in more than one year but less than two years	355	–

Expiring in more than two years	363	777

	718	877

(e)	Net debt management
The Group manages the currency and interest rate exposure which arises on borrowings and cash not immediately required by the business on a net basis through the use of currency swaps, forward exchange contracts, interest rate swaps and interest rate caps.

The most significant consequences of this approach are:

–	to manage the currency exposures arising from loans by holding cash and through currency swaps.

–	to reduce the proportion of the Group’s fixed interest rate liabilities arising from loans through the use of fixed to floating rate swaps.

The financial instruments used in debt management are accounted for as described in the Group’s accounting policies on pages 58 and 59.

The notional principal amounts and fair values, net of associated hedges, of the Group’s financial assets and financial liabilities were as follows:

	Notional
	principal amounts*		Carrying values*		Fair values*
	At 31 December		At 31 December		At 31 December

	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m

Interests in participating and other investments – other investments†	35	32	35	32	35	32

Current asset investments and short-term deposits†	81	260	81	260	81	260

Cash†	326	235	326	235	326	235

Other financial assets†	26	27	26	27	26	27

Short-term borrowings	(135)	(28)	(137)	(29)	(137)	(29)

Loans	(1,279)	(1,836)	(1,278)	(1,834)	(1,355)	(1,940)

Other financial liabilities	(14)	(18)	(14)	(17)	(14)	(18)

Currency swaps	(3)	(605)	(4)	(53)	(2)	(21)

Interest rate swaps	1,860	3,215	–	–	12	17

Total net liabilities			(965)	(1,379)	(1,028)	(1,437)

Financial assets			468

Financial liabilities			(1,433)

			(965)

* ( ) = liability

† The Group has assumed that the fair value approximates to the carrying value.

The fair value of the Group’s long-term publicly quoted debt is based upon quoted market prices. The fair value of the Group’s non-publicly quoted debt, all swaps, and caps have been estimated from discounted anticipated cash flows utilising a zero coupon yield curve.

The total decrease in the fair value of long-term debt net of associated hedges for the year ended 31 December 2004 of £585m arose from the net repayment of loans (£474m), favourable movements on foreign exchange (£85m) and favourable movements due to changes in interest rates (£26m).

A portfolio approach is adopted to create the Group’s target proportion of fixed and floating rate debt by currency. The maturity profile of the net fixed rate exposure is spread over several years to reduce re-pricing risk. Short-term borrowings include balances relating to forward exchange contracts. These balances are further analysed in section (g).

Where interest rate and currency instruments are designated to a group of borrowings or cash and cash equivalents with similar characteristics, altering their interest rate or currency profile, the net cash amounts to be received or paid on the agreements are accrued in current assets or liabilities and recognised as an adjustment to interest income or expense (“accrual accounting”).

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ACCOUNTS	105

37	Financial risk management (continued)

(e)	Net debt management (continued)
The Group is exposed to credit related losses in the event that counterparties to off balance sheet financial instruments do not perform according to the terms of the contract. In the opinion of management, the counterparties to the financial instruments are creditworthy parties and the Group does not expect any significant loss to result from non-performance. The immediate credit exposure of financial instruments is represented by those financial instruments that have a positive fair value at 31 December 2004.

At 31 December 2004 the aggregate value of all financial instruments with a positive fair value (assets) was £49m for currency swaps, £22m for interest rate swaps, £2m for forward contracts, £nil for interest rate caps and £nil for currency options.

(f)	Hedges
The table below analyses movements in the fair values of derivatives used to hedge financial assets and liabilities:

	2004			2003

	Fair	Fair	Total net	Fair	Fair	Total net
	value	value	assets/	value	value	assets/
	assets	liabilities	(liabilities)	assets	liabilities	(liabilities)
	£m	£m	£m	£m	£m	£m

Unrecognised gains and losses on hedges at 1 January	134	(142)	(8)	172	(106)	66

Gains and losses arising in previous years that were recognised
during the year	(47)	64	17	(44)	21	(23)

Gains and losses arising before 1 January that were not
recognised during the year	87	(78)	9	128	(85)	43

Gains and losses arising in the year that were not
recognised during the year	(14)	4	(10)	6	(57)	(51)

Unrecognised gains and losses on hedges at 31 December	73	(74)	(1)	134	(142)	(8)

Of which:

Gains and losses expected to be recognised within 1 year	2	(40)	(38)	47	(64)	(17)

Gains and losses to be recognised after more than 1 year	71	(34)	37	87	(78)	9

	73	(74)	(1)	134	(142)	(8)

(g)	Currency management
The Group hedges its net transactional currency exposure arising on stocks, trade debtors and creditors (trade working capital) fully through the use of forward foreign exchange contracts. The Group selectively hedges its anticipated currency cash flow exposures for up to 12 months ahead through the use of forward foreign exchange contracts and selective purchase of currency options.

Surplus funds are invested in instruments in a variety of currencies. Forward foreign exchange contracts are used to hedge these back to the currencies that are appropriate for the net debt portfolio.

The financial instruments used in currency management are accounted for as described in the Group’s accounting policies on pages 58 and 59.

The notional principal amounts and fair values of forward exchange contracts used in currency management are as follows:

	Notional
	principal amounts*		Carrying values*		Fair values*
	At 31 December		At 31 December		At 31 December

	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m

Hedging working capital			1	1	1	1

Forward contracts to buy currency	67	118

Forward contracts to sell currency	(58)	(118)

Hedging anticipated cash flows			–	3	–	7

Currency contracts to buy currency	–	92

Currency contracts to sell currency	–	(84)

Hedging debt			(13)	(12)	(12)	(12)

Forward contracts to buy currency	470	1,018

Forward contracts to sell currency	(483)	(1,030)

* ( ) = liability

The carrying values of currency hedging instruments do not materially differ from the fair values based on quoted market prices.

ICI ANNUAL REPORT AND ACCOUNTS 2004

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106	ACCOUNTS

Notes relating to the accounts

37	Financial risk management (continued)

(h)	Management of current asset investments
Surplus funds are invested in high quality liquid marketable investments, including money market instruments, government securities and asset backed securities. Investments are of a plain vanilla nature with no embedded interest rate options. The majority of asset-backed securities have some risk of early redemption, but are of a floating rate nature and hence have minimal fixed interest rate risk. There are no investments of a fixed rate nature with maturity greater than one year and consequently the fair value of investments is considered to be materially the same as the value in the Group’s balance sheet. Investments are classified as ‘available for sale’.

The Group’s exposure to credit risk is controlled by setting a policy for limiting credit exposure to counterparties, which is reviewed annually, and reviewing credit ratings and limiting individual aggregate credit exposures accordingly. The Group considers the possibility of material loss in the event of non-performance by a financial counterparty to be unlikely.

The notional amounts of financial instruments used in debt and currency management do not represent amounts exchanged by the parties and, thus, are not a measure of the credit risk to the Group arising through the use of these instruments. The immediate credit risk of these instruments is represented by the fair value of contracts with a positive fair value.

38	Statutory and other information

Remuneration of the Auditor Remuneration of the Auditor for each of the three years ending 31 December 2004, 2003 and 2002 was as follows:

		2004	2003	2002
	notes	£m	£m	£m

Statutory audit of the Group – Remuneration of Auditor	1	3.1	3.1	2.8

Services other than statutory audit – Remuneration of Auditor and associates

Audit related services	2	1.2	0.9	2.1

Tax services	3	0.7	0.8	1.1

Other services		–	0.1	0.1

		1.9	1.8	3.3

Notes

1.	Remuneration of the Auditor for statutory audit of the Group includes remuneration and expenses of the Auditor in respect of the statutory report to the members of the Company for the year 2004 amounting to £65,000 (2003 £65,000; 2002 £61,000).

2.	Expenditure on audit related services in 2004 related principally to the transition to IFRS reporting, employee benefit plans and the review of interim financial statements. The expenditure for 2004 comprised audit related regulatory reporting £0.4m and further assurance services £0.8m. Expenditure in 2003 related principally to employee benefit plans, the issuance of Guaranteed Loan Notes 2008 and 2013 and the review of interim financial statements. The expenditure for 2003 comprised audit related regulatory reporting £0.6m and further assurance services £0.3m. Expenditure in 2002 related principally to the rights issue, employee benefit plans, divestment transactions and the review of interim financial statements. The expenditure for 2002 comprised audit related regulatory reporting £1.5m and further assurance services £0.6m.

3.	Tax services for 2004 comprised compliance services £0.3m and advisory services £0.4m. Tax services for 2003 comprised compliance services £0.6m and advisory services £0.2m. Tax services for 2002 comprised compliance services £0.9m and advisory services £0.2m.

Loans and guarantees to officers
At 31 December 2004 an interest free housing loan to an officer of the Company amounting to £100,000 (2003 £100,000; 2002 £nil) was outstanding.

In accordance with the Company’s policy of providing housing assistance to staff on international assignment, a subsidiary has guaranteed a housing loan for an officer to the extent of £143,000 (2003 £143,000; 2002 £131,000). The year on year movement in the sterling equivalent value of this loan is solely due to translation at the spot exchange rate at the end of each year.

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39	Commitments and contingent liabilities

	Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m

Commitments for capital expenditure not provided for in these accounts (including acquisitions)

Contracts placed for future expenditure	25	28	4	6

Expenditure authorised but not yet contracted	98	104	5	3

	123	132	9	9

Contingent liabilities existed at 31 December 2004 in connection with guarantees of borrowings and uncalled capital relating to subsidiary and other undertakings and guarantees relating to pension funds, including the solvency of pension funds. There was no contingent liability in respect of guarantees of borrowings and uncalled capital for the Group at 31 December 2004 (31 December 2003: £nil); the maximum contingent liability for the Company, mainly on guarantees of borrowings by subsidiaries, was £1,123m (2003 £1,357m). In particular, the Company has fully and unconditionally guaranteed the debt securities of its wholly owned subsidiary ICI Wilmington, Inc. From time to time, the Company, in the ordinary course of business, also provides guarantees to its wholly owned subsidiaries.

The Group is also subject to contingencies pursuant to requirements that subsidiaries comply with relevant laws, regulations and standards. However, violations of applicable laws, regulations and standards, in particular provisions of environmental, health and safety laws (including spills or other releases of hazardous substances to the environment) or of permit or approval requirements, could result in restrictions on the operation of the Group’s facilities, damages, fines or other sanctions, increased costs of compliance as well as reputational damage. ICI is also subject to environmental laws and regulations, principally in respect of soil and groundwater remediation, that in the future may require it to take action to correct effects on the environment of prior disposal or release of chemical substances by the Group or other parties.

ICI has established provisions in respect of future environmental, health and safety liabilities that are not covered by enforceable indemnities from third parties, for which expenditure is probable and the cost of which can be estimated within a reasonable range of outcomes. These actual and potential liabilities, however, are inherently difficult to predict and to quantify. Existing provisions could therefore be inadequate to cover these liabilities, and additional costs to meet such actual and potential obligations could have an adverse effect on the Group’s results of operations, cash flow and financial condition.

The Glidden Company (“Glidden”), a wholly owned subsidiary of ICI, is a defendant, along with former lead paint and pigment producers as well as other lead product manufacturers and their trade associations, in a number of law suits in the United States. These suits seek damages for alleged personal injury caused by lead-based paint or the costs of removing lead-based paint. An alleged predecessor of Glidden manufactured lead pigments until the 1950s and lead-based consumer paint until the 1960s. Glidden is currently a defendant in four active suits and is also named in three unserved cases. Glidden continues to believe that it has strong defences to all of the pending cases and has denied all liability and will continue to defend all actions.

Following ICI’s trading statement on 25 March 2003, three purported class action lawsuits were filed in the US Federal District Court for the Southern District of New York on behalf of ICI shareholders who purchased ICI ADRs and Ordinary Shares between August 2002 and March 2003. The lawsuits, which have now been consolidated into a single action, allege that prior to the trading statement ICI failed to disclose properly the extent of customer service problems at Quest following the implementation of new enterprise resource planning systems in 2002. In September 2004 the court dismissed a number of the plaintiffs’ claims. ICI continues to contest the remaining claims.

In July 2004 ICI received a request for information covering the period 1990 to 2003 in connection with a European Commission investigation into alleged cartel activity in the European Methacrylates market. The request concerns ICI’s former Acrylics business which was sold in November 1999. ICI’s policy is to co-operate with the Commission as fully as it can.

With respect to each of the proceedings described above, ICI is unable to make estimates within a reasonable range of outcomes of the loss to which the proceedings may give rise. Disclosure of the amount sought by plaintiffs (where known) is not considered meaningful with respect to these proceedings.

The Group is also involved in various other legal proceedings, principally in the United Kingdom and United States including the following:

In May 2003, the Kanagawa City Health and Medical Bureau in Japan required Quest Japan to recall flavours containing an ingredient known as WS3. The Japanese health authorities acknowledged that WS3 posed no risk to human health, but nevertheless argued that technically it was not approved for use in Japan. Three customers were affected by the recall, including Coca Cola (Japan) Company Limited (“Coca Cola Japan”). On 8 August 2003 The Coca Cola Company and Coca Cola Japan filed a lawsuit in the state court of Fulton County, Georgia USA seeking damages to be determined at trial for costs allegedly arising from their recall. In December 2004, Quest, without admission of liability, settled the dispute with the Coca Cola Company and Coca Cola Japan. Quest has also settled its dispute with one of the other affected customers. It remains possible that the third affected customer may seek to recover alleged damages.

From the early 1970’s until 1999 ICI Americas Inc (“ICIA”), a subsidiary, operated and maintained, on behalf of the US Army, two manufacturing facilities. Employees at each facility were employed by ICIA and were members of ICIA pension schemes. The US Army reimbursed to ICIA the cost of contributions to each pension scheme. Upon termination of the contract in 1999 each of the schemes carried a surplus. In September 2004 the US Army Contracting Officer issued a final determination holding that termination of the contract triggered a refund to the US Government of an amount equal to the value of the 1999 pension surplus. ICIA is appealing the final determination to the Armed Services Board of Contract Appeals.

The Directors do not believe that the outcome of these other proceedings will have a material effect on the Group’s financial position.

In recent years, the Group has carried out a programme of strategic disposals, in the course of which the Group has given other parties certain indemnities, warranties and guarantees, including indemnities, warranties and guarantees relating to known and potential latent

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108	ACCOUNTS

Notes relating to the accounts

39	Commitments and contingent liabilities (continued)

environmental, health and safety liabilities. There are also a number of contracts relating to businesses which the Group exited as part of its disposal programme which have not been novated to the purchasers of these businesses.

The Group’s 50% interest in Teesside Gas Transportation Ltd (“TGT”) was sold, during 1996, to a subsidiary of its other shareholder, Enron Europe Ltd (“Enron”) which is currently in administration. TGT contracted with the owners of a distribution network (the CATS parties) for pipeline capacity for North Sea gas and the commitment is guaranteed severally on a 50:50 basis by ICI and Enron (the present value of the commitment guaranteed by ICI at 31 December 2004 was estimated at £126m). On the sale of the Group’s interest in TGT to Enron, ICI received the benefit of a counter guarantee from Enron’s parent, Enron Corp. Enron Corp. sought Chapter 11 bankruptcy protection in the USA on 2 December 2001.

The Group’s interest in Teesside Power Ltd (“TPL”) was sold on 31 December 1998 to Enron Teesside Operations Ltd (“ETOL”). TPL had previously contracted with certain gas sellers for the purchase of gas. Enron Corp. and ICI had guaranteed on a several basis the liability of TPL to the gas sellers in the proportions 70% and 30% respectively. On the sale of the Group’s interest in TPL to ETOL, ICI received the benefit of a counter indemnity from ETOL and a guarantee from Enron Corp. in respect of ICI’s 30% guarantee commitment to the gas sellers. As mentioned above, Enron Corp. has sought Chapter 11 bankruptcy protection in the USA. ETOL went into administrative receivership in April 2003, and sold its business and assets to Sembcorp Utilities Teesside Ltd (“Sembcorp”); however, the counter indemnity to ICI was not transferred to Sembcorp and remains a liability of ETOL. The present value of the gas purchase commitment guaranteed by ICI at 31 December 2004 was estimated at £186m. The numbers quoted above are ICI’s current estimates of its maximum potential liability.

ICI’s original disposal of the Chlor-Chemicals business to Ineos Chlor included an agreement for ICI to provide Ineos Chlor with a £100m loan facility. As part of an overall refinancing package for Ineos Chlor, ICI agreed on 31 July 2003 to make available new funding of £60m alongside £45m of new funding from the Ineos Group and £50m of Regional Selective Assistance (“RSA”) from the UK Government. As a consequence of this, the £65m claim previously notified to ICI by Ineos Chlor in connection with the original sale of the business was withdrawn. By October 2004 ICI had advanced £105m out of its total funding commitment of £160m.

On 25 October 2004 Ineos agreed to take over ICI’s outstanding funding commitment to Ineos Chlor of £55m. ICI wrote off all existing indebtedness from Ineos Chlor (£99m was provided as at 31 December 2002 and a further exceptional charge of £30m was taken in 2003) and took an exceptional charge of £5m before tax in its third quarter results in 2004.

The only significant take-or-pay contract entered into by subsidiaries is for the purchase of electric power in the UK, which commenced in the second quarter of 1998, for 15 years. The present value of this commitment is estimated at £121m.

The ultimate outcome of the matters described above is subject to many uncertainties, including future events and the uncertainties inherent in litigation. The Group has made provision in its financial statements for such matters to the extent losses are presently considered probable and estimable. However, these matters involve substantial sums, and an unfavourable outcome of one or more of these matters could have a material effect on the Group’s results of operations, liquidity or financial position.

40	Related party transactions

Related party transactions
The following information is provided in accordance with FRS No. 8 Related Party Transactions, as being material transactions with related parties during 2004.

Related party: IC Insurance Ltd and its subsidiaries, disclosed as a principal associate on page 81.

Transactions: Funds on deposit with ICI Finance PLC amounted to £10m (2003 £10m; 2002 £10m).

Related party: ICI Pension Trustees Ltd

Transactions: In recognition of a deficit for funding purposes of £443m and a solvency ratio of 93% at 31 March 2003 identified as a result of the completion of the triennial valuation of the ICI UK Pension Fund (“the Fund”) the Company has agreed to make top-up contributions to the Fund of £62m per annum for nine years from 2004. As from September 2004, the Company has also provided an asset-backed guarantee, via a wholly owned subsidiary, Receivables Funding Ltd (“the SPV”) specifically incorporated to provide the guarantee, for £250m to support its commitments to the Fund. The asset-backed guarantee is secured by way of fixed and floating charge over the

41	Post balance sheet events

On 7 February 2005 the Group completed the disposal of its US, Canadian and European Vinamul Polymers business to Celanese for £111m (US$208m). The transaction resulted in a profit after tax of £5m before the recycling of £140m of previously written off goodwill.

receivables of Group companies, which have been assigned to the SPV and by way of cash deposited with the SPV. At 31 December 2004, £251m of trade debtors and £80m of cash were assigned to the SPV.

Related party: Mr C F Knott, an officer of the Company from 28 March 2003 until 31 August 2004.

Transactions: In accordance with a standard Group policy of providing assistance to staff who relocate at its request, an arrangement was entered into between Mr C F Knott and Quest International on the occasion of his appointment as Chairman and Chief Executive of that business at its headquarters in the Netherlands. Under the arrangement an external relocation company facilitated the sale of Mr Knott’s home in the US, where he had been President and Chief Operating Officer of National Starch. Mr Knott received fair market value of $1.55m for his US property, being the average of two independent valuations by qualified appraisers. The property was sold by the relocation company in July 2004 at a price agreed by Quest International and approved by ICI. The total cost incurred by the Group, wholly in 2004, was $0.49m.

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42	Differences between UK and US accounting principles

The accompanying Group financial statements included in this report are prepared in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP). The significant differences between UK GAAP and US Generally Accepted Accounting Principles (US GAAP) which affect the Group’s net income and shareholders’ equity are set out below:

(a)	Accounting for pension costs
There are five significant differences between UK GAAP as set out in SSAP 24 and US GAAP in accounting for pension costs that impact ICI:

(i)	SFAS No. 87 Employers’ Accounting for Pensions requires measurements of plan assets and obligations to be made as at the date of financial statements or a date not more than three months prior to that date. Under UK GAAP, calculations may be based on the results of the latest actuarial valuation.

(ii)	SFAS No. 87 requires that each significant assumption necessary to determine annual pension cost reflects best estimates solely with regard to that individual assumption. UK GAAP does not mandate a particular method, but requires that the method and assumptions, taken as a whole, should be compatible and lead to a company’s best estimate of the cost of providing the benefits promised.

(iii)	Under SFAS No. 87 a negative pension cost may arise where a significant unrecognised net asset or gain exists at the time of implementation. This is required to be amortised on a straight-line basis over the average remaining service life of employees. Under UK GAAP, the Group’s policy is to not recognise pension credits in its financial statements unless a refund of, or reduction in, contributions is likely.

(iv)	Under SFAS No. 87, where the unfunded accumulated benefit obligation (being the actuarial present value of benefits attributed by the pension benefit formula to employee service rendered prior to that date and based on current and past compensation levels) exceeds the fair value of plan assets, a liability must be recognised in the statement of financial position. If this liability exceeds the unrecognised prior service cost, the excess is recorded as a reduction in shareholders’ equity, net of tax. Under UK GAAP, this liability is usually recognised on a systematic basis over the remaining average service lives of the employees by way of increased contribution rates.

(v)	SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, requires immediate recognition of previously unrecognised gains or losses when certain events meeting the definition of a plan settlement or curtailment occur. Under UK GAAP, such gains or losses are recognised over the expected service life of the remaining employees.

(b)	Purchase accounting adjustments, including the amortisation and impairment of goodwill and intangibles
In the Group’s financial statements, prepared in accordance with UK GAAP, goodwill arising on acquisitions accounted for under the purchase method after 1 January 1998 is capitalised and amortised. Prior to that date such goodwill arising on acquisitions by the Group was and remains eliminated against retained earnings. Values were not placed on intangible assets. Additionally, UK GAAP requires that on subsequent disposal or closure of a previously acquired asset, any goodwill previously taken directly to shareholders’ equity is then charged in the income statement against the income or loss on disposal or closure.

Prior to the adoption of SFAS No. 142 Goodwill and other Intangible Assets, on 1 January 2002, under US GAAP all goodwill was capitalised and amortised through the income statement over its estimated life not exceeding 40 years. Also, under US GAAP, it was normal practice to ascribe fair values to identifiable intangibles and for the purpose of the adjustments to US GAAP, included in the tables below, identifiable intangible assets of the Group were amortised to income over the lower of their estimated lives or 40 years. Provision under US GAAP was made where there was a permanent impairment to the carrying value of capitalised goodwill and intangible assets, based on a projection of future undiscounted cash flows.

The Group adopted the provisions of SFAS No. 142 from 1 January 2002. The standard requires that intangible assets with finite lives be amortised over their estimated useful lives. Intangible assets with indefinite lives are tested for impairment annually in lieu of being amortised. Goodwill is no longer amortised on a straight-line basis over its estimated useful life but instead is tested for impairment annually and whenever indicators of impairment arise.

At 31 December 2004 the Group had intangible assets with a gross carrying amount of £278m less accumulated amortisation of £209m under US GAAP. The related amortisation expense for the period was £29m. The amortisation expense for the 5 succeeding years is estimated as follows: 2005 £28m, 2006 £28m, 2007 £13m, 2008 £nil, 2009 £nil.

The goodwill balance under US GAAP at 31 December 2004 amounted to £2,827m (2003 £3,173m). The segmental analysis of this goodwill, based on the Group’s defined segments is as follows:

	National	Quest	Paints	Regional	Total
	Starch			and
				Industrial
	£m	£m	£m	£m	£m

Cost at	1,915	736	504	18	3,173
beginning
of year

Acquisitions	–	–	1	–	1

Disposals	(57)	(163)	–	–	(220)

Exchange	(80)	(26)	(19)	(2)	(127)

At end
of year	1,778	547	486	16	2,827

(c)	Capitalisation of interest
There is no requirement in the UK to capitalise interest and the Group does not capitalise interest in its Group financial statements. Under US GAAP, SFAS No. 34 Capitalization of Interest Cost requires interest incurred as part of the cost of constructing fixed assets to be capitalised and amortised over the life of the asset.

(d)	Derivative instruments and hedging activities
In June 1998 the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Certain Hedging Activities. In June 2000 the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS No. 133. SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of all fiscal years beginning after 30 June 2000; the Group adopted SFAS No. 133 and SFAS No. 138 on 1 January 2001. In accordance with the transition provisions of SFAS No.133, the Group recorded, at 1 January 2001, a net-of-tax cumulative-effect-type increase of £4m in accumulated other comprehensive income within shareholders’ equity to recognise at fair value all derivatives that were previously designated as cash flow hedging instruments. A fair value adjustment increased debt by £35m which was offset by a corresponding amount to record derivatives previously designated as fair value hedging instruments. All of the transition adjustment that was recorded in accumulated other comprehensive income has been reclassified into earnings as of

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Notes relating to the accounts

42	Differences between UK and US accounting principles (continued)

31 December 2001. The fair value adjustment to debt is being amortised over the period of the debt in accordance with the transitional rules. Upon adoption, the Group’s management decided not to designate any of its derivative instruments as hedges for US GAAP accounting purposes. Derivatives previously designated as cash flow and fair value hedges are now marked to market. Consequently, the Group’s earnings under US GAAP may be more volatile because of the effect of derivative instruments. Under US GAAP, the forward contracts to purchase the Company’s Ordinary Shares by the employee share trust in order to hedge obligations in respect of options issued under certain employee share option schemes are recognised in the balance sheet at fair value, with changes in the fair value recognised in net income.

SFAS No. 149 Amendments to Statement 133 on Derivative Instruments and Hedging Activities, was issued in April 2003 and amends and clarifies reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This standard applies to contracts entered into or modified after 30 June 2003 and for hedging relationships designated after 30 June 2003. Adoption of this standard had no effect on the Group’s results.

SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity was issued in May 2003 and amends the accounting and classification for certain financial instruments, such as those used in most share buy-backs that previously were accounted for and classified as equity. SFAS No. 150 requires that certain types of freestanding financial instruments that have characteristics of both liabilities and equity be classified as liabilities with, in most cases, changes in fair value recorded through the income statement. The statement is effective for financial instruments entered into or modified after 31 May 2003, and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. The adoption of SFAS No. 150 has not had an impact on the Group’s financial statements.

(e) Restructuring costs
The Group has historically incurred various restructuring costs that have primarily included costs such as employee termination benefits, contract termination costs and costs to consolidate or close facilities or relocate employees. Under UK GAAP, liabilities for restructuring costs are recognised once a detailed formal plan is in place and valid expectations have been raised in those affected that the restructuring will be carried out. A liability is recognised for voluntary redundancy payments to the extent that it is expected that volunteers will come forward. Under US GAAP, restructuring costs are accounted for as follows:

(i) Prior to the adoption of SFAS No. 146 Accounting for Costs Associated with Exit or Disposal Activities on 1 January 2003, involuntary employee termination benefits were recognised as a liability in accordance with EITF 94–3 in the period management committed the Group to a plan contingent upon a number of factors including the prior communication of termination benefits to affected employees. SFAS No. 146 requires some one-time benefit arrangements to be recorded as one-time charges following a fair value model on the communication date to employees. Accretion expense is recorded for discounting over the payment period. Other one-time benefits are recognised rateably over the future service period. Ongoing benefit arrangements are accounted for under SFAS No. 88 or SFAS No. 112 Employers’ Accounting for Post-employment Benefits and are accrued once they become probable and estimable.

(ii) Under US GAAP, voluntary termination benefits are accrued when the terms are accepted by the individual employee.

(iii) Prior to the adoption of SFAS No. 146, other costs associated with an exit activity were recognised as a liability in accordance with EITF 94–3 when the Group’s management committed to execute an exit plan that would result in costs that would have no future economic benefit.

SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be measured at fair value and first be recognised when the liability is irrevocably incurred. The restructuring programs announced during 2003 gave rise to a difference between UK and US GAAP in the amount of £8m in respect of contract termination provisions that did not yet meet the criteria of a liability under SFAS No. 146. In 2004, an amount of £10m was recognised as a contract termination provision under US GAAP.

(iv) Under UK GAAP, assets to be abandoned are written down to the higher of net realisable value and value in use. Under US GAAP assets to be abandoned are classified as held for use. A preliminary review of tangible fixed assets is carried out using undiscounted cash flows. If the undiscounted cash flows are less than the asset’s carrying value, an impairment loss must be recognised. The impairment loss is calculated using discounted future cash flows. The asset is subsequently depreciated over its remaining useful economic life. An adjustment in this respect amounting to £2m has been included in the US GAAP reconciliation under the heading “Restructuring”.

(f) Foreign exchange
Under UK GAAP, on the sale of a foreign enterprise cumulative foreign exchange differences within reserves are not considered in arriving at a gain or loss on disposal. Under US GAAP, on the sale of a foreign enterprise the cumulative foreign currency differences within reserves are taken to net income in arriving at the gain or loss on disposal.

(g) Discontinued operations
Under UK GAAP, discontinued operations are defined as material, clearly separate operations which have been sold or permanently terminated. UK GAAP further states that for an operation to be classified as discontinued, its disposal should have a material effect on the nature and focus of a reporting entity’s operations and represent a material reduction in operating facilities. A list of businesses which have been treated as discontinued operations under UK GAAP is included in note 1. Under SFAS No. 144 a discontinued operation is now defined as a component of an entity that has been disposed of or although still operating is subject to a formal plan for disposal. This component must have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Under US GAAP, the Quest Food Ingredients disposal during 2004 met the SFAS No. 144 conditions and was classified as a discontinued operation. The disposal of the National Starch Vinamul Polymers business that completed on the 7 February 2005 is treated as continuing under US GAAP as Vinamul will continue to be a supplier to National Starch and the cash flows of Vinamul will not be eliminated from the ongoing operations of National Starch following the disposal transaction.

Accordingly, under US GAAP, the profit of the Quest Food Ingredients operations of £5m and the loss on the disposal of £44m are classified within discontinued operations. Prior period results have been restated. Under UK GAAP, the loss on sale in 2004 amounted to £27m which included goodwill previously included in reserves of £154m.

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42	Differences between UK and US accounting principles (continued)

Under US GAAP the goodwill in respect of this business is included on the balance sheet. SFAS No. 142 requires that, where part of a reporting unit is disposed, the goodwill written off should be based on the relative fair values of the business being disposed and the portion of the reporting unit to be retained. The goodwill allocated to Quest Food Ingredients under US GAAP is £163m. In addition to goodwill, Quest Food Ingredients had an intangible asset with a net book value of £7m under US GAAP that was not recognised under UK GAAP. US GAAP also requires the cumulative foreign currency gain of £4m held in reserves to be recycled in the profit/loss on disposal calculation. Consequently, the loss reported under US GAAP amounted to £39m. These adjustments have been disclosed in the US GAAP reconciliation under the headings to which they relate.

Quest Food Ingredients sales were £50m for 2004 and £148m for 2003. The pre-tax profit was £7m for 2004 and £20m for 2003.

The disposal of the Vinamul Polymers business completed on the 7 February 2005. Sales for the business were £163m and pre-tax profit £9m for 2004. A loss of £57m has been recognised on initial write-down of the assets to fair value at the date it was classified as “held for sale”. This has been included under the heading “Disposals and other adjustments”. The major classes of assets and liabilities included within the disposal group of the Vinamul Polymers business are as follows; goodwill and intangible assets £4m, tangible fixed assets £90m, inventory £12m, debtors £14m, creditors due within one year £21m and provisions £6m.

Under UK GAAP, neither the disposal of Quest Food Ingredients or National Starch Vinamul Polymers business had a material effect on the nature or focus of operations nor did they represent a material reduction in operating facilities. As a result, they were both classified as continuing under UK GAAP.

(h) Disposal adjustments
In 2000, the Group recorded the disposal of its Chlor-Chemicals business. The disposal, for UK financial reporting purposes, was classified as a discontinued operation. However, under US GAAP Staff Accounting Bulletin (SAB) Topic 5E, due principally to the continuing 15% equity interest of the Group in the disposed operations and a commitment by the Group to provide additional funding to finance the Ineos Chlor business, the entity could not be deconsolidated. On 25 October 2004, Ineos agreed to take over ICI’s outstanding funding commitment to Ineos Chlor of £55m. As a result, ICI has written off all existing indebtedness from Ineos Chlor and transferred its 15% equity interest to Ineos. A charge of £5m was incurred in the UK GAAP results for this transaction. Under US GAAP, the results of the operations of Ineos Chlor up to the date of disposal, and the loss on disposal of £5m are included within continuing operations.

In 2002, the Group entered into an agreement to dispose of its investment in Notes and equity of Huntsman International Holdings LLC (HIH) to Matlin Patterson Global Opportunities Partners, for completion by 15 May 2003. Under UK GAAP, the Group discontinued the application of the equity method of accounting on reaching this agreement and deferred recognition of the loss on sale of the HIH Notes and gain on sale of the equity until completion of the transaction on 9 May 2003, at which time a profit before tax of £50m was recognised.

Under US GAAP, the Notes transaction and the equity transaction were accounted for as separate transactions since they were not interdependent. Accordingly, under US GAAP, a pre-tax loss was recognised on the sale of the HIH Notes (approximately £40m) in 2002, and the pre-tax gain on the equity transaction (approximately £121m) has been recognised in 2003. Additionally, under US GAAP, the Group has continued to account for its equity investment in HIH under the equity method of accounting, and therefore has continued to recognise its proportionate share of HIH’s operating results until completion. The equity accounted results in 2003 up to the date of completion (a pre-tax loss of £14m) have been included in the US GAAP net income reconciliation. The adjustments in respect of HIH have been included in the US GAAP reconciliation under the heading “Disposals and other adjustments”.

During 2003 the Group disposed of its Permabond business. Under UK GAAP this gave rise to a loss on disposal of £19m which included goodwill previously written off to reserves of £19m. Under US GAAP the goodwill in respect of this business is included on the balance sheet. SFAS No. 142 requires that, where part of a reporting unit is disposed, the goodwill written off should be based on the relative fair values of the business being disposed and the portion of the reporting unit to be retained. Consequently, the loss reported in 2003 under US GAAP amounted to £4m and the adjustment of £15m has been disclosed in the US GAAP reconciliation under the heading “Disposals and other adjustments”.

(i) Ordinary dividends
Under UK GAAP, the proposed dividends on Ordinary Shares, as recommended by the directors, are deducted from shareholders’ equity and shown as a liability in the balance sheet at the end of the period to which they relate. Under US GAAP, such dividends are only deducted from shareholders’ equity upon declaration of the dividend.

(j) Taxation
Both UK and US GAAP require full provision for deferred tax, and consequently the adjustment in respect of taxation primarily relates to the deferred tax effect of other US GAAP adjustments.

(k) Share compensation expense
In the Group’s consolidated financial statements prepared under UK GAAP, no compensation expense is recognised in respect of the Group’s share option schemes. Under US GAAP, compensation cost has been recognised for all options, including arrangements under the Group’s UK Sharesave scheme. The cost is calculated as the difference between the option price and the market price at the end of the reporting period for all option plans including performance related criteria. In the Group’s UK Sharesave scheme, the cost is calculated as the difference between the option price and the market price at date of grant. The cost is amortised over the period from the date the options are granted to the date they are first exercisable, that is, the vesting date. At 31 December 2004, the Group had a number of share-based compensaton plans, which are described in Note 23. FASB No. 148 Accounting for Stock Based Compensation – Transitional and Disclosure, was issued in December 2002 and amends SFAS No. 123 Accounting for Stock-Based Compensation. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

Pursuant to SFAS No. 123, the Group has elected to apply APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock-based compensation plans. The following table illustrates recorded compensation expense

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112	ACCOUNTS

Notes relating to the accounts

42	Differences between UK and US accounting principles (continued)

and the effect on net income and earnings per share if the Group had adopted the fair value based accounting method prescribed by SFAS No. 123:

	2004		2003		2002
	£m		£m		£m

Net income (loss) as reported	105		(166)		9

Add: Stock-based employee compensation
cost included in determining net income (loss)	7		7		3

Less: Stock-based compensation cost if the
fair value based method had been applied	(8)		(10)		(9)

Pro-forma net income (loss)	104		(169)		3

Earnings per share:

Basic and diluted – as reported	8.9	p	(14.0	)p	0.8	p

Basic and diluted – pro-forma	8.8	p	(14.3	)p	0.3	p

The fair value of each option grant is estimated on the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2004 and 2003, respectively: dividend yields of 3.3% and 4.1%; expected volatility of 58% and 72%, risk-free interest rates of 4.8% and 4.2%, and expected lives of 4 years and 4 years.

(l) Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others
FIN No. 45 was issued in November 2002 and addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees. FIN No. 45 also requires the guarantor to recognise a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Group adopted the disclosure requirements of FIN No. 45 in 2002 and has adopted the recognition and measurement provisions for all guarantees entered into or modified after 31 December 2002.

Note 39 discloses the nature and circumstances of the material guarantees together with their present value. The maximum potential amount of future undiscounted payments under all ICI’s guarantees as defined by FIN No.45, including those disclosed in Note 39, with terms ranging between 1 to 14 years, amounted to £636m at 31 December 2004 (2003 £775m). After taking into account various mitigating and recourse factors, mainly the ability to procure products from other sources and to onward sell the various products and services, the maximum potential amount of future undiscounted payments is reduced to £150m (2003 £150m).

No guarantees have been entered into or modified after 31 December 2002 that would require recognition of a liability under FIN No. 45.

(m) Variable Interest Entities
FIN No. 46 (revised) Consolidation of Variable Interest Entities was issued in December 2003 and clarifies the application of the consolidation rules to certain variable interest entities. Consolidation based on variable interest is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinate financial support from other parties. FIN No. 46 (revised) also provides disclosure requirements related to significant investment in variable interest entities, whether or not those entities are consolidated. The Interpretation contains exemption for entities deemed to be a business subject to certain other criteria being met.

The Interpretation applies to reporting periods ending 15 March 2004, except for entities considered to be special-purpose entities, to which this Interpretation applies for reporting periods ending after 15 December 2003. The Group does not hold an interest in any entity considered to be a special-purpose entity. The adoption of FIN No. 46 (revised) did not have a material impact on the Group’s results.

(n) New US Accounting Standards implemented in the period
SFAS No. 132 (revised) Employers’ disclosures about pensions and other post retirement benefits
SFAS No. 132 (revised) was issued in December 2003 and revises the employers disclosures about pensions and other post-retirement benefit plans. It retains the recognition and measurement as required by SFAS No. 87, SFAS No. 88 and SFAS No. 106 Employers’ Accounting for Post-retirement Benefits other than Pensions, and the disclosure requirements of SFAS No. 132. It requires additional disclosures which are included within the pension and other post-retirement benefits section of this note. The statement was effective for years ending after 15 June 2004.

(o) New US Accounting Standards not yet implemented
SFAS No. 123 (revised) Share-based Payment
SFAS No. 123 (revised) addresses the accounting for share-based payment transactions in which an enterprise receives employees services in exchange for financial instruments which may be classified as (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s instruments. SFAS No. 123 (revised) requires the grant-date fair value of the award to be recognised in the income statement over the requisite service period (usually the vesting period). SFAS No. 123 (revised) removes an entity’s ability to account for such awards using the intrinsic value method of accounting allowed in APB Opinion No. 25, which was permitted under SFAS No. 123, as originally issued. The statement is effective for years ending after 15 June 2005. The Group has not yet completed evaluating the effect of this standard on its financial statement.

SFAS No. 151 Inventory Costs – amendments to ARB No. 43, Chapter 4
SFAS No. 151 was issued in November 2004 and clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. The standard requires these items to be recognised as current period cost and requires that allocation of fixed production overheads to the costs of conversion to be based on the normal capacity of production facilities. The standard applies to inventory costs incurred during reporting periods beginning after 15 June 2005. Adoption of this standard will not have any significant impact on the results of the Group.

SFAS No. 153 Exchange of Non-monetary Assets – an amendment of APB Opinion No 29
SFAS No. 153 was issued in December 2004 and addresses the accounting for non-monetary exchange of productive assets, allowing exchanges that do not have commercial substance to be exempt from fair value measurement and eliminating the previous exemption from fair value measurement for non-monetary exchanges of similar productive assets. The standard applies to non-monetary asset exchanges occurring during reporting periods beginning after 15 June 2005. Adoption of this standard is not expected to have an effect on the Group’s financial statements.

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ACCOUNTS	113

42	Differences between UK and US accounting principles (continued)

The following is a summary of the material adjustments to net income and shareholders’ equity which would have been required if US GAAP had been applied instead of UK GAAP:

	2004	2003	2002
	£m	£m	£m

Net income (loss) after exceptional items – UK GAAP	210	20	179

Continuing operations	224	23	166

Discontinued operations	(14)	(3)	13

Adjustments to conform with US GAAP

Pension expense	(24)	(7)	(14)

Purchase accounting adjustments

Amortisation/impairment of goodwill and amortisation of intangibles	(10)	(249)	(117)

Disposals and other adjustments	(67)	72	(31)

Capitalisation of interest less amortisation and disposals	(4)	(5)	(5)

Derivative instruments and hedging activities	(10)	(15)	(41)

Restructuring costs	(47)	46	(6)

Share compensation expense	(7)	(7)	(3)

Others	–	–	(2)

Tax effect of US GAAP adjustments	64	(21)	49

Total US GAAP adjustments	(105)	(186)	(170)

Net income (loss) – US GAAP	105	(166)	9

Continuing operations	129	(181)	(124)

Discontinued operations	(24)	15	133

	pence	pence	pence

Basic and diluted net earnings (net loss) per Ordinary Share in accordance with US GAAP	8.9	(14.0)	0.8

Continuing operations	10.9	(15.3)	(11.1)

Discontinued operations	(2.0)	1.3	11.9

The dilutive effect on earnings per £1 Ordinary Share of all outstanding options (note 23) would not be material.

For US GAAP purposes, the segmentation follows that of UK GAAP. Adjustments have been made between Continuing and Discontinued operations so that the disclosure under US GAAP satisfies SFAS No. 144.

For the purposes of segmental disclosures under UK GAAP, reference should be made to page 67 where there is a description of each class of business.

Under US GAAP, sales and cost of sales/administrative expenses as reported under UK GAAP are reduced by £32m (2003 £53m; 2002 £55m) on application of EITF 01-09, which requires that certain advertising co-operative allowances paid to customers are deducted from sales.

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114	ACCOUNTS

Notes relating to the accounts

42	Differences between UK and US accounting principles (continued)

	Balance sheet	2004	2003
	line item
	note*
		£m	£m

Shareholders’ funds – equity, as shown in the Group balance sheet – UK GAAP		721	450

Adjustments to conform with US GAAP

Pension costs	2	(510)	(482)

Pension costs – minimum pension liability	4	(582)	(601)

Purchase accounting adjustments, including goodwill and intangibles	1	2,489	2,778

Disposal accounting adjustments	4	(100)	(29)

Capitalisation of interest less amortisation and disposals	1	27	31

Derivative instruments and hedging activities	2	24	25

Restructuring – contract terminations	4	(2)	8

Restructuring – asset impairment	1	2	39

Ordinary dividends	3	46	42

Deferred taxation and tax effects of US GAAP adjustments	4	(225)	(421)

Deferred taxation and tax effects of US GAAP adjustments	2	389	519

Total US GAAP adjustments		1,558	1,909

Shareholders’ equity in accordance with US GAAP		2,279	2,359

*	Relevant balance sheet line items included above to facilitate comparison between UK GAAP and US GAAP: 1 Fixed assets; 2 Debtors; 3 Creditors;4 Provision for liabilities and charges.

The effect of applying US GAAP to items other than those directly affecting net income or shareholders’ equity is dealt with in other notes relating to the accounts. The disclosures required by SFAS No. 130 Reporting Comprehensive Income have been made in the Group’s financial statements in the statement of total recognised gains and losses, in note 24 and in the disclosure relating to pensions and other post-retirement benefits (US GAAP) on pages 115 to 117.

Statement of Group cash flow: Basis of preparation

The Statement of Group cash flow is prepared in accordance with UK FRS No.1 (Revised 1996) – Cash Flow Statements, the objective of which is similar to that set out in the US Standard SFAS No. 95 – Statements of Cash Flows. The two statements differ, however, in their definitions of cash and their presentation of the main constituent items of cash flow.

The definition of cash in the UK Standard is limited to cash plus deposits less overdrafts/borrowings repayable on demand without penalty. In the US, the definition in SFAS No. 95 excludes overdrafts but is widened to include cash equivalents, comprising short-term highly liquid investments that are both readily convertible to known amounts of cash and so near their maturities that they present insignificant risk of changes in value: generally, only investments with original maturities of 3 months or less qualify for inclusion. Calculated in accordance with SFAS No. 95, cash and cash equivalents at 31 December 2002, 2003 and 2004 and the movements during the years ending on those dates were as follows:

	2004	2003	2002
	£m	£m	£m

Cash and cash equivalents

Cash	396	249	267

Investments and short-term deposits which were within 3 months of maturity when acquired	82	345	158

	478	594	425

Change in the balance of cash and cash equivalents

At beginning of year	594	425	436

Exchange adjustments	(20)	3	(12)

Cash inflow (outflow) during year	(92)	168	2

Acquisitions and disposals	(4)	(2)	(1)

At end of year	478	594	425

The format of the UK GAAP statement employs some nine headings compared with three in SFAS No. 95. The cash flows within the UK GAAP headings of “Operating activities”, “Returns on investments and servicing of finance” and “Taxation” would all be included within the heading of “Net cash provided by operating activities” under SFAS No. 95. Likewise, the UK GAAP headings of “Capital expenditure and financial investment” and “Acquisitions and disposals” correspond with “Cash flows from investing activities” under SFAS No. 95, and “Equity dividends paid”, “Management of liquid resources” and “Financing” in UK GAAP, subject to adjustments for cash equivalents, correspond with “Cash flows from financing activities” under US GAAP.

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ACCOUNTS	115

42	Differences between UK and US accounting principles (continued)

Pensions and other post-retirement benefits – US GAAP
For the purposes of the disclosure in accordance with US GAAP, the pension cost of the major UK retirement plans and of the retirement plans of the Company’s major non-UK subsidiaries have been presented in the following tables, on a Group basis, in accordance with the requirements of SFAS No. 87 Accounting for Pensions, SFAS No. 106 Employers’ Accounting for Post-Retirement Benefits other than Pensions and of SFAS No. 132 (revised 2003) Employers’ Disclosures about Pensions and Other Post-Retirement Benefits. The actuarial liabilities of these plans comprise a substantial portion of the Group total.

Assumptions
Assumed weighted discount rates and rates of increase in remuneration used in calculating benefit obligations together with long-term rates of return on plan assets used in the Group’s major pension plans for SFAS No. 87 purposes in the Group are shown in the table below, together with the assumptions relating to other post-retirement benefit plans for SFAS No. 106.

	Pension benefits			Other post-retirement benefits

	2004	2003	2002	2004	2003	2002
	%	%	%	%	%	%

Weighted average assumptions used to determine
benefit obligations at 31 December

Discount rate	5.3	5.5	5.7	5.8	6.2	6.8

Long-term rate of increase in remuneration	3.9	3.9	3.8	3.3	3.3	3.3

Weighted average assumptions used to determine net cost for year

Discount rate	5.4	5.6	5.7	6.2	6.6	6.8

Expected long-term rate of return on assets	5.9	6.2	5.7

Long-term rate increase in remuneration	3.9	3.9	3.8

Assumed health care cost trend rates at 31 December

Health care cost trend rate assumed for next year				9.7	8.9	8.0

Rate that cost trend gradually declines to				4.25	4.25	5.0

Year that rate reaches the rate it is assumed to remain at				2010	2009	2008

The overall expected long-term rate of return on asset assumptions is determined on a country-by-country (and Euro-zone) basis. The rates are based on market expectations by asset classes, at the beginning of the period, for returns over the entire life of the related obligation. The assumption setting process is based on short- and long-term historical analysis and investment managers’ forecasts for equities, hedge funds and private equity, and the available market yields for bonds.

The measurement date used to determine pension and other post-retirement benefit measurements for the pension plans and other post-retirement benefit plans is the last day of the financial year.

Components of net periodic benefit cost
The net periodic benefit cost under SFAS No. 87 and SFAS No. 88 for the Group’s major pension benefit plans, and under SFAS No. 106 in respect of other post-retirement benefit plans comprised:

	Pension benefits			Other post-retirement benefits

	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m

Components of net periodic benefit cost

Service cost	73	64	59	3	3	3

Interest cost	432	429	456	12	13	12

Expected return on plan assets for period	(421)	(400)	(458)	–	–	–

Amortisation of prior service cost	7	11	15	(1)	–	–

Amortisation of unrecognised transition obligation	1	4	3	–	–	–

Amortisation of net actuarial loss (gain)	39	(6)	6	2	–	–

Recognised on termination/curtailment/settlement benefits	(6)	(3)	28	(2)	(1)	(3)

Net periodic benefit cost	125	99	109	14	15	12

There are no charges in 2003 or 2004 for contractual terminations included in net periodic benefit costs, which are included within the relevant UK GAAP statutory headings.

The healthcare cost trend has a significant effect on the amounts reported. For the Group, increasing the assumed health care cost rates for the major schemes by 1% in every year would increase the accumulated post-retirement benefit obligation as of 31 December 2004 by £12m (2003 £11m) and the aggregate of the service and interest cost components of net periodic post-retirement cost for the year ended 31 December 2004 by £1m (2003 £1m).

Other comprehensive income

	2004	2003	2002
	£m	£m	£m

Amounts included in other comprehensive income (arising from
change in additional minimum pension liability recognised) (net of tax)	3	(216)	(281)

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116	ACCOUNTS

Notes relating to the accounts

42	Differences between UK and US accounting principles (continued)

Pensions and other post-retirement benefits – US GAAP (continued)

Obligations and funded status
The funded status of the Group’s major post-retirement defined benefit pension plans and other post-retirement benefit plans, covering both continuing and discontinued operations, under SFAS No. 87 and SFAS No. 106 is as follows:

	Pension benefits at 31 December		Other post-retirement benefits at 31 December

	2004	2003	2004	2003
	£m	£m	£m	£m

Change in benefit obligations

Benefit obligation at beginning of year	8,186	7,748	198	196

Service cost	73	64	3	3

Interest cost	432	429	12	13

Participants’ contributions	4	5	–	–

Plan amendments	(1)	3	(3)	–

Actuarial loss	274	489	34	17

Divestitures	(19)	–	–	–

Settlements	(21)	(1)	(3)	–

Termination benefits	2	–	–	–

Benefit payments	(521)	(529)	(13)	(16)

Population change	–	2	–	–

Exchange	(46)	(24)	(13)	(15)

Benefit obligation at end of year	8,363	8,186	215	198

Change in plan assets

Fair value of plan assets at beginning of year	7,343	7,049	6	6

Actual return on plan assets	639	712	–	–

Business combinations	2	–	–	–

Divestitures	(11)	–	–	–

Settlements	(14)	–	–	–

Employer’ s contributions	153	105	12	17

Participants’ contributions	4	5	–	–

Benefit payments	(521)	(529)	(13)	(16)

Population change	–	3	–	–

Exchange	(31)	(2)	–	(1)

Fair value of plan assets at end of year	7,564	7,343	5	6

Funded status

Funded status at end of year	(799)	(843)	(210)	(192)

Unrecognised net actuarial loss (gain)	845	854	54	29

Unrecognised transition amount	8	23	–	–

Unrecognised prior service cost	7	17	(4)	(4)

Other	–	–	–	–

Net amount recognised	61	51	(160)	(167)

Prepaid benefit cost	18	22	–	–

Accrued benefit cost	(639)	(676)	(160)	(167)

Intangible assets	17	32	–	–

Accumulated other comprehensive income	665	673	–	–

Net amount recognised	61	51	(160)	(167)

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ACCOUNTS	117

42	Differences between UK and US accounting principles (continued)

Pensions and other post-retirement benefits – US GAAP (continued)

	Pension benefits At 31 December

	2004	2003
	£m	£m

Supplementary analysis of pension plans

All plans

Accumulated benefit obligation	8,189	7,996

Pension plans with an accumulated benefit obligation in excess of plan assets

Projected benefit obligation	8,324	8,124

Accumulated benefit obligation	8,151	7,936

Fair value of plan assets	7,517	7,266

Asset allocations
	Percentage of fair value plan assets at 31 December

	2004	2003
	%	%

Equity securities	19	24

Debt securities	76	72

Property	–	–

Other assets	5	4

	100	100

Estimated future benefit payments
		As at
		31 December

		2004
		£m

Benefits expected to be paid, reflecting future service, as appropriate

Payable in the year 31 December

2005		527

2006		529

2007		531

2008		536

2009		538

2010 to 2014		2,760

Investment policies and strategies
ICI has established a set of best practice principles for pension fund investment so as to ensure a globally consistent approach. These principles, which have been determined and adopted by the fiduciaries of ICI’s pension funds worldwide, include guidelines in the areas of governance, risk budgeting, strategic asset allocation and benchmarks, manager structure and selection, monitoring and other investment issues (such as derivatives and self investment). The over-arching principle clearly states that strategic asset allocation should be determined through explicit consideration of each plan’s specific liability profile and funding level and not by local common practice. Furthermore, all plans must establish a strategic asset allocation benchmark, a relevant total plan performance benchmark and a process for controlling deviations from the strategic asset allocation benchmark. Pension funds are expected to invest in a diversified range of asset classes and investment managers. These assets may include derivatives up to a maximum of 10% of the individual fund unless a higher percentage is agreed after consultation with the Company. However, no self-investment is permitted. Whilst the Company expects to be consulted on these strategic (and other) matters, it recognises that final responsibility for establishing investment strategy often rests with local fiduciaries, who do not publish target allocations to asset classes.

Expected contributions
The best estimate of amounts expected to be contributed to pension plans during 2005 is £133m.

The best estimate of amounts expected to be contributed to other post-retirement benefit plans in 2005 is £10m.

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118	ACCOUNTS

Principal subsidiary undertakings

at 31 December 2004

	Class of	Held by ICI		Principal activities in 2004
	capital	%

UNITED KINGDOM

ICI Finance PLC	Ordinary	100	†	Financial services
England

Quest International (Fragrances, Flavours,	Ordinary	100	†	Manufacture of flavours and fragrances
Food Ingredients) UK Limited
England

CONTINENTAL EUROPE

Deutsche ICI GmbH	Ordinary	100	†	Manufacture of paints, adhesives and oleochemicals
Germany

Quest International Nederland BV	Ordinary	100	†	Manufacture of flavours
The Netherlands

Unichema Chemie BV	Ordinary	100	†	Manufacture of specialty oleochemicals and derivatives
The Netherlands

THE AMERICAS

ICI American Holdings Inc	Common	100	†	Holding company
USA

The Glidden Company	Common	100	†	Manufacture of paints
USA

Indopco Inc	Common	100	†	Manufacture of adhesives, industrial starches, electronic
USA				materials, flavourings, fragrances, oleochemicals, resins
				and specialty chemicals

ICI Canada Inc	Common	100	†	Manufacture of paints; merchanting of ICI and
Canada				other products

Tintas Coral Ltda	Ordinary	100	†	Manufacture of paints
Brazil

ASIA PACIFIC

ICI India Ltd	Equity*	51		Manufacture of paints, surfactants, flavours and
India				fragrances, rubber chemicals and adhesives
(Accounting date 31 March;
reporting date 31 December)

ICI Pakistan Ltd	Ordinary*	76	†	Manufacture of polyester staple fibre, POY chips,
Pakistan				soda ash, paints, specialty chemicals, sodium
				bicarbonate and polyurethanes; marketing of seeds,
				toll manufactured and imported pharmaceuticals and
				animal health products; merchanting of general chemicals

Pakistan PTA Ltd	Ordinary*	75	†	Manufacture of pure terephthalic acid
Pakistan

Nippon NSC Ltd	Common	100	†	Manufacture of adhesives and specialty synthetic
Japan				polymers; merchanting of starch products

National Starch and Chemical	Ordinary	100	†	Manufacture of food and industrial starches
(Thailand) Ltd
Thailand

* Listed † Held by subsidiaries

The country of principal operations and registration or incorporation is stated below each company. The accounting dates of principal subsidiary undertakings are 31 December unless otherwise stated.

The companies listed above are those whose results, in the opinion of the Directors, principally affected the profits or assets of the Group. A full list of subsidiary and associated undertakings at 31 December will be annexed to the next annual return of the Company to be filed with the Registrar of Companies.

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SELECTED FINANCIAL DATA	119

Selected financial data

		2004		2003		2002		2001		2000
	notes	£m		£m		£m		£m		£m

Summary of Group profit and loss accounts

Turnover

Continuing operations

International Businessesø		5,244		5,389		5,543		5,645		5,570

Regional and Industrial		357		460		582		780		845

		5,601		5,849		6,125		6,425		6,415

Discontinued operations	1	–		–		–		–		1,333

Total		5,601		5,849		6,125		6,425		7,748

Operating profit before exceptional items and goodwill amortisation	2

Continuing operations		479		430		533		573		617

Discontinued operations		–		–		–		–		(5)

Total		479		430		533		573		612

Operating profit before exceptional items	2

Continuing operations

International Businessesø		470	*	419	*	506	*	532	*	565	*

Regional and Industrial		(26)		(25)		(10)		4		17

		444		394		496		536		582

Discontinued operations		–		–		–		–		(5)

Total		444	*	394	*	496	*	536	*	577	*

Exceptional items charged to operating profit		(5)		(200)		–		(143)		–

Operating profit after exceptional items	2	439		194		496		393		577

Share of operating profits less losses of associates before exceptional items		4		2		18		57		100

Share of exceptional items of associates		–		–		–		(9)		–

Fundamental re-organisation costs		–		–		–		–		(14)

Profits less losses on sale or closure of operations		3		32		50		7		(515)

Profits less losses on disposal of fixed assets		(1)		5		3		8		11

Amounts written off investments		–		(57)		(99)		–		–

Net interest payable	3

Group†		(86)		(92)		(123)		(162)		(186	)†

Associates		–		1		(28)		(67)		(60)

Total		(86)		(91)		(151)		(229)		(246)

Profit before taxation		359		85		317		227		(87)

Taxation	3	(116)		(41)		(111)		(97)		(96)

Attributable to minorities		(33)		(24)		(27)		(28)		(24)

Net profit (loss) for the financial year		210		20		179		102		(207)

Continuing operations	4	224		23		166		113		267

Discontinued operations	1,3	(14)		(3)		13		(11)		(474)

Total		210		20		179		102		(207)

Profit before taxation, exceptional items and goodwill amortisation		397		341		400		401		450

Earnings (loss) per £1 Ordinary Share before goodwill amortisation and exceptional items	5	21.9	p	18.5	p	23.7	p	29.8	p	32.7	p

Earnings per £1 Ordinary Share	5

Basic earnings (loss) per £1 Ordinary Share

Continuing operations		18.9	p	2.0	p	14.9	p	13.0	p	30.7	p

Discontinued operations	1,3	(1.1	p)	(0.3	)p	1.2	p	(1.3	)p	(54.5	)p

Total basic earnings (loss) per £1 Ordinary Share		17.8	p	1.7	p	16.1	p	11.7	p	(23.8	)p

Diluted earnings (loss) per £1 Ordinary Share

Continuing operations		18.8	p	2.0	p	14.8	p	13.0	p	30.7	p

Discontinued operations	1	(1.1	)p	(0.3	)p	1.2	p	(1.3	)p	(54.5	)p

Total diluted earnings (loss) per £1 Ordinary Share		17.7	p	1.7	p	16.0	p	11.7	p	(23.8	)p

Dividends per £1 Ordinary Share – pence		7.3	p	6.25	p	7.5	p	13.3	p	26.6	p

*	After amortisation of goodwill £35m (2003 £36m, 2002 £37m, 2001 £37m, 2000 £35m).
†	Includes exceptional interest of £16m income in 2000.
ø	International Businesses comprise National Starch, Quest, Uniqema and Paints.

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120	SELECTED FINANCIAL DATA

Selected financial data continued

	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

Summary of Group balance sheets

Fixed assets

Intangible assets – goodwill	480	532	574	613	609

Tangible assets	1,659	1,794	1,961	2,186	2,398

Investments in participating and other interests	61	57	33	344	273

Current assets	2,736	2,825	2,898	3,126	3,725

Total assets	4,936	5,208	5,466	6,269	7,005

Creditors due within one year	(2,077)	(2,226)	(2,418)	(3,601)	(3,508)

Total assets less current liabilities	2,859	2,982	3,048	2,668	3,497

Creditors due after more than one year	1,137	1,371	1,395	1,754	2,294

Provisions for liabilities and charges	914	1,092	1,121	1,257	1,447

Minority interests	87	69	69	51	59

Shareholders’ funds – equity	721	450	463	(394)	(303)

	2,859	2,982	3,048	2,668	3,497

Summary of statements of Group cash flows

Net cash inflow from operating activities	531	539	623	637	586

Dividends received from equity accounted associates	–	–	–	–	5

Net cash outflow from returns on investments and servicing of finance	(79)	(96)	(185)	(207)	(230)

Taxation	(44)	(37)	(35)	(58)	(104)

Capital expenditure and financial investment	(150)	(138)	(184)	(206)	(226)

Acquisitions and disposals	180	84	236	(92)	(138)

Equity dividends paid	(82)	(86)	(106)	(185)	(231)

Cash inflow (outflow) before use of liquid resources and financing	356	266	349	(111)	(338)

Management of liquid resources	225	(194)	(13)	253	(12)

Financing	(426)	(84)	(344)	(77)	336

Increase (decrease) in cash	155	(12)	(8)	65	(14)

The financial data on pages 119 to 121 have been selected from the financial statements of the ICI Group for the last five years or, where certain items are not shown in those annual audited financial statements, have been prepared for the purposes of this report. This data should be read in conjunction with, and are qualified in its entirety by reference to, the financial statements and notes relating to the accounts included elsewhere in this report.

The net profit (loss) for the financial periods in the Summary Group profit and loss accounts and Shareholders’ funds – equity in the Summary Group balance sheets above are stated in accordance with generally accepted accounting principles in the UK (UK GAAP). Refer to note 42 of the Group financial statements for a discussion of the main differences between UK GAAP and generally accepted accounting principles in the US (US GAAP).

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SELECTED FINANCIAL DATA	121

Notes relating to selected financial data

1	Discontinued operations

The basis on which operations have been included under the heading of “Discontinued operations” is explained in note 1 to the Group financial statements, together with a list of these operations in respect of which transactions have been recorded since 1 January 2002. Transactions relating to discontinued operations in 2001 and 2000 additionally include the disposal of the Group’s 50% equity shareholding in Philips–Imperial Petroleum Ltd.

2	Operating profit

Operating profit consists of turnover, royalties and other income, less related costs of sales, distribution, research and development, administration and other expenses. Depreciation is included in each category, as appropriate, in the Group profit and loss account.

3	Net interest payable and taxation

Net interest payable and taxation has been allocated to Discontinued operations to reflect the legal entity incidence of these items within the businesses divested.

4	Exceptional items – Continuing operations

Exceptional items relating to Continuing operations included in the Group profit and loss account were as follows:

	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

Continuing operations

Exceptional items before taxation	17	(211)	(56)	(155)	28

Taxation on exceptional items	(11)	52	1	48	(4)

Exceptional items attributable to minorities	(6)	(1)	(6)	(2)	–

Exceptional net profit (loss)	–	(160)	(61)	(109)	24

Note 3 to the Group financial statements gives details of exceptional items before taxation from 2002 to 2004.

Exceptional items disclosed separately in the UK GAAP Group profit and loss account would be incorporated in individual line items under US GAAP. Exceptional items under UK GAAP do not represent extraordinary items under US GAAP.

5	Earnings per £1 Ordinary Share – pence

	2004	2003	2002	2001	2000
Average Ordinary Shares	million	million	million	million	million

Weighted average Ordinary Shares in issue during the year	1,191	1,191	1,123	876	876

Weighted average shares held by Group’ s employee share ownership plan	(8)	(9)	(9)	(7)	(7)

Basic weighted average Ordinary Shares in issue during the year	1,183	1,182	1,114	869	869

Dilutive effect of share options	1	–	2	–	–

Diluted weighted average Ordinary Shares	1,184	1,182	1,116	869	869

Basic earnings per £1 Ordinary Share (after exceptional items) and diluted earnings per £1 Ordinary Share (after exceptional items) for a period are calculated by dividing the appropriate value (continuing, discontinued or total) of net profit (loss) for the financial year (see table on page 119) by, respectively, basic weighted average Ordinary Shares in issue during the period or diluted weighted average Ordinary Shares in issue during the period.

Basic earnings per £1 Ordinary Share

Net profit (loss) for the financial year	£m	210		20		179		102		(207)

Basic weighted average Ordinary Shares in issue	million	1,183		1,182		1,114		869		869

Basic earnings (loss) per £1 Ordinary Share	pence	17.8	p	1.7	p	16.1	p	11.7	p	(23.8	)p

Earnings per £1 Ordinary Share before exceptional items
and goodwill amortisation

Net profit (loss) for the financial year	£m	210		20		179		102		(207)

Add: Exceptional items		14		163		48		120		456

Goodwill amortisation		35		36		37		37		35

Net profit before exceptional items and goodwill amortisation		259		219		264		259		284

Basic weighted average Ordinary Shares in issue	million	1,183		1,182		1,114		869		869

Basic earnings per £1 Ordinary Share before exceptional items
and goodwill amortisation	pence	21.9	p	18.5	p	23.7	p	29.8	p	32.7	p

Diluted weighted average Ordinary Shares in issue during the year	million	1,184		1,182		1,116		869		869

Diluted earnings per £1 Ordinary Share before exceptional
items and goodwill amortisation	pence	21.9	p	18.5	p	23.7	p	29.8	p	32.7	p

Earnings per share before exceptional items and goodwill amortisation have been calculated, since these charges can have a distorting effect on the trend of underlying earnings.

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122	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Transition to International Financial Reporting Standards

ICI will be reporting its financial results in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”) from 1 January 2005.

The transition date for adoption of IFRS is determined in accordance with IFRS 1 First Time Adopting of International Financial Reporting Standards, and has provisionally been determined as 1 January 2004. However, this transition date is subject to finalisation of the Securities and Exchange Commission (“SEC”) proposed rule for an exemption from provision of a second year of comparatives. If the SEC does not confirm this exemption, or the conditions are unduly onerous or impractical for the Group, the transition date will be 1 January 2003.

As noted in the 2003 Annual Report, the Group established a project team and Steering Committee to oversee the transition to IFRS. The project comprised a number of workstreams covering the areas identified as being impacted by the move to IFRS. There were fourteen of these workstreams covering key specific areas such as financial instruments, foreign exchange, share options, pensions and other areas such as Group policy databases, budget processes, systems and controls, training, presentation of accounts and investor relations.

The project team completed an impact analysis of each standard, which identified the main differences between the Group’s existing accounting policies and IFRS, the effect on the reporting process and the system changes required. The Group’s consolidation system was modified to comply with IFRS. Training on IFRS was delivered to key finance staff throughout the Group.

The key areas identified that affect the Group accounts under IFRS are as follows:

IAS 19 – Employee benefits
The Group will measure pension commitments and other related benefits in accordance with IAS 19. ICI plans to adopt the option in IAS 19 allowing all actuarial gains or losses to be taken directly to the statement of recognised income and expense, subject to endorsement by the EU. Measurement of the Group’s pension commitments and other related benefits under IAS 19 is estimated to produce broadly similar results to those under FRS 17. Disclosure of the Group’s retirement benefit arrangements in accordance with FRS 17 is provided in Note 36.

IFRS 2 – Share-based payments
The Group operates a range of share-based incentive schemes (both awards of options and shares) for employees that are impacted by IFRS 2. Under the Group’s current accounting policies, an expense has only been recognised for the awards of shares and this expense has been calculated and is based on intrinsic value. Under IFRS 2, an expense will be recognised in the income statement for all share based payments. This expense will be calculated based on the fair value at the date of the award using the Black-Scholes pricing model.

The Group does not intend to adopt the exemption under IFRS 2 to apply the standard only to awards made after 7 November 2002, instead a full retrospective approach will be followed in order to provide full year on year comparability of results.

IFRS 3 – Business combinations
The Group will adopt the exemption in IFRS 1 to apply IFRS 3 prospectively from the transition date and thus not to restate business combinations prior to this date. The Group has not undertaken any significant acquisitions since the transition date. The impact on the financial statements of adopting this standard is the cessation of amortisation of goodwill, which instead will be tested for impairment on transition, and annually thereafter.

IAS 21 – The effects of changes in foreign exchange rates
The Group has a range of intercompany funding arrangements in place in order to optimise the sourcing of finance for the Group and optimise the funding of its subsidiaries. Under both UK GAAP and IFRS, foreign exchange gains/losses on intra-group loans are recognised in the income statement, unless the loans can be designated as part of the Group’s investment in its foreign operations, when the exchange gains/losses can then be recognised in reserves. However, IFRS is stricter in determining which loans can be designated as part of the Group’s investment in its foreign operations, including exclusion of intra-group loans that are not in the functional currency of either the lender or the borrower. Group Treasury has taken action to reduce the potential volatility arising from this change in accounting treatment. In particular, significant nonfunctional currency loans have been re-designated into sterling.

In addition to the above, the Group partially hedges its net investment in foreign subsidiaries by denominating external debt in a mix of foreign currencies. Under UK GAAP, the goodwill, which was offset against reserves is included as an asset in this hedge calculation. Under IFRS, goodwill in reserves is not designated as an asset and therefore cannot be used in the hedging calculation. The exclusion of goodwill in reserves from the assets in the hedge calculation will introduce volatility into the income statement as a result of the impact of foreign exchange differences arising from movements on that part of the debt that cannot be considered a part of the net investment hedge.

IAS 32 / IAS 39 – Financial instruments
The Group will take the exemption not to restate comparatives for IAS 32 Financial Instruments: Disclosure and Presentation, and IAS 39 Financial Instruments: Recognition and Measurement. As a result, the comparative information in the 2005 Financial Statements will be presented on the existing UK GAAP basis. The Group will present a reconciliation between the closing 2004 balance sheet and the opening 2005 balance sheet with the results for the six months to 30 June 2005.

The own shares that the Group has acquired, or is committed to acquire under forward contracts, to hedge its obligations under various share option schemes will be included as treasury stock under IAS 32. As the Group has the option to equity settle the forward contracts they will be included in treasury stock on transition and no fair valuation will be performed on such contracts going forward. The associated liabilities for these contracts will be included as part of net debt (for the amount reflecting the extent that the contracts are out of the money) and as an other liability (for the amount reflecting the current recoverable amount if the contracts were to be cash settled).

Other matters
IAS 1 does not provide definitive guidance on the format of the income statement, but states key lines that should be disclosed. It also requires additional line items and headings to be presented on the face of the income statement when such presentation is relevant to an understanding of the entity’s financial performance. IAS 1 explains that due to the effects of an entity’s various activities, transactions and other events differing in frequency, potential for gain or loss and predictability, disclosing components of financial performance assists in an understanding of the financial performance achieved and in making projections of future results. Factors to be considered include materiality and the nature and function of the components of income and expense. ICI believes items that were previously referred to as ‘exceptional items’ under UK GAAP should still be separately identified to assist in understanding the financial performance of the Group. Such items will be included within ‘special items’ under IFRS.

Whilst no changes to the segments are required beyond the existing International Business level, ICI intends, given the stricter definitions and to reflect better the structure of the Group. A reconciling item will be included in the Group's segment disclosure that represents Corporate and Other costs that are not directly attributable to individual segments i.e. largely those relating to operating as a "PLC".

Parent Company Accounts
ICI will to continue to present the Company accounts in accordance with UK GAAP for the foreseeable future. Consequently Company accounts will be presented separately from the Group accounts.

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RISK FACTORS	123

Risk factors

ICI operates in competitive markets. If the Group does not continue to compete in its markets effectively by developing innovative products and responding effectively to the activities of its competitors, it could lose customers and its results of operations could be adversely affected.

ICI has a wide portfolio of business units competing across a diverse range of geographic and product markets. The Group’s business may be adversely affected if it does not continue to develop innovative products that satisfy customer needs and preferences, develop new technology or enhance existing technology that supports product development or provides cost or other advantages over its competitors, and attract and retain skilled employees that are key to creating new products. Because the Group is subject to price competition from its competitors, it must also continue to satisfy these objectives while maintaining a competitive cost base.

In addition, some of ICI’s competitors in certain markets are larger and have greater financial resources than the Group, which may enable them to deliver products on more attractive terms or to invest larger amounts of capital into their businesses, including expenditure for research and development. If any of the Group’s current or future competitors develop proprietary technology that enables them to produce new products or services or to deliver existing products or services at a significantly lower cost, the Group’s products and services could be rendered uneconomical or obsolete.

While some of the Group’s product range comprises products and services that are protected by proprietary knowledge or patents, some of its businesses use technology that is widely available. Accordingly, certain product segments of the Group’s business may be vulnerable to new competitors and may be adversely affected by increased price competition. Any of these developments could lead to a loss of customers and could adversely affect the Group’s results of operations.

The price volatility of some of the raw materials ICI uses could adversely affect its results of operations.

ICI uses significant amounts of various chemicals and other materials as raw materials in manufacturing its products. Prices for some of these raw materials are volatile and are affected by cyclical movements in commodity prices, availability of such raw materials, demand for a variety of products which are produced using these raw materials, levels of price competition among local and global suppliers and general economic conditions. The Group’s diverse portfolio of value added products provides some ability to pass on higher input prices to its customers, but this ability is, to a large extent, dependent upon market conditions. There may be periods of time in which the Group is not able to recover increases in the cost of raw materials for some products due to weakness in demand for such products or the actions of its competitors. This may adversely affect the Group’s results of operations.

The occurrence of major operational problems could have an adverse effect on the Group’s results of operations and cash flow.

The Group’s revenues are dependent on the continued operation of its various manufacturing facilities. Operational risks include:

•	equipment and systems failures;

•	failure to comply with applicable regulations and standards and to maintain necessary permits and approvals;

•	raw material supply disruptions;

•	labour force shortages or work stoppages;

•	events impeding or increasing the cost of transporting products;

•	natural disasters; and

•	terrorist attacks.

While the Group maintains insurance at levels that it believes are appropriate for its industry, some of these operational risks and problems could result in uninsured losses or liabilities or in losses and liabilities in excess of its insurance coverage. The occurrence of major operational problems resulting from the above or other events may have an adverse effect on the results of operations of a particular manufacturing facility, or with respect to certain of these risks, the results of operations and cash flow of the Group as a whole.

ICI derives a significant percentage of its revenue in some of its businesses from sales to major customers, and if it is unable to retain these customers, its results of operations could be adversely affected.

While no single customer accounted for more than 10% of Group sales in 2004, sales to major customers in some of its businesses, particularly in the Paints and Quest businesses, are significant. ICI believes that the wide selling range and nature of the specialty products it supplies reduce the potential adverse consequences of the loss of business from any one customer for any one of its products or in any one of its businesses. Nevertheless, the loss of major customers, without replacement, could have an adverse effect on the Group’s results of operations.

The Group’s reliance on key suppliers in some of its businesses could result in an adverse effect on results of operations.

Some of the Group’s business units rely on a small number of suppliers for their key raw materials. If any of these suppliers is unable to meet its obligations or increases its prices, the Group may not be able to find a replacement supplier that is able to provide such raw materials on similar terms. Consequently, the Group may be forced to pay higher prices to obtain raw materials, which it may not be able to pass on to its customers in the form of increased prices for its finished products. In addition, some of the raw materials used may become unavailable, and there can be no assurance that the Group will be able to obtain suitable and cost effective substitutes. Furthermore, any consolidation in the industries that supply the Group’s raw materials could further reduce the number of available suppliers.

Any interruption of supply or price increases caused by these or other factors, which the Group is not able to mitigate by securing satisfactory replacement suppliers, could have an adverse effect on its results of operations.

ICI’s indebtedness and resulting leverage could reduce its operational and competitive flexibility, increase its vulnerability to adverse economic and industry conditions, increase its interest costs and adversely affect results of operations and cash flow.

ICI’s outstanding net indebtedness amounted to £920m as of 31 December 2004. ICI’s indebtedness could affect the Group in adverse ways, in particular by requiring the Group to dedicate a significant portion of its operational cash flow to service payments on such indebtedness, and by limiting its ability to borrow additional funds or refinance existing indebtedness on attractive terms. Furthermore, its indebtedness could increase its vulnerability to adverse economic and industry conditions, limit its ability to fund future capital expenditures, research and development and other general corporate requirements and limit its flexibility to react to changes in its business and the industries in which the Group operates.

In addition, like many other companies, ICI is dependent on its ability to obtain short-term financing to fund a portion of its financing requirements. While ICI has access to £718m in committed and undrawn bank facilities as of 31 December 2004, limitations on ICI’s ability to access short-term financing could increase its interest costs and could adversely affect its results of operations and cash flow.

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124	RISK FACTORS

Risk factors continued

A decision by the rating agencies to downgrade ICI’s credit rating would reduce its funding options, increase its cost of borrowings and have an adverse impact on results of operations and cash flow.

A number of factors, some of which are not within the Group’s control, may, individually or in combination, affect the rating agencies’ view of the Group’s credit profile and lead them to place the Group on credit watch or downgrade its credit rating, including:

•	a significant deterioration in the Group’s operating performance;

•	the inability of the Group to restore the profitability of its core specialty chemicals business in the near term;

•	the incurrence of material, unexpected additional cash charges leading to a weakening in cash flow/debt metrics;

•	a significant deterioration in the economic environment in which the Group operates;

•	the occurrence of any of the events described in the other risk factors contained in this Annual Report and Accounts.

Recently disposed businesses may expose ICI to costs that could have an adverse effect on its results of operations, cash flow and financial condition.

In recent years, ICI has carried out a programme of strategic disposals, in the course of which it has given to other parties in those transactions certain indemnities, warranties and guarantees, including indemnities, warranties and guarantees relating to known and potential latent environmental, health and safety liabilities. There are also a number of contracts relating to businesses that ICI exited as part of its disposal programme which have not been novated to the purchasers of these businesses.

ICI’s original disposal of the Chlor-Chemicals business to Ineos Chlor included an agreement for ICI to provide Ineos Chlor with a £100m loan facility. As part of an overall refinancing package for Ineos Chlor, ICI agreed on 31 July 2003 to make available new funding of £60m alongside £45m of new funding from the Ineos Group and £50m of Regional Selective Assistance (“RSA”) from the UK Government. As a consequence of this, the £65m claim previously notified to ICI by Ineos Chlor in connection with the original sale of the business has been withdrawn. By October 2004 ICI had advanced £105m out of its total funding commitment of £160m.

In October 2004 Ineos agreed to take over ICI’s outstanding funding commitments to Ineos Chlor of £55m. ICI wrote off all existing indebtedness from Ineos Chlor and took an exceptional charge of £5m before tax in its third quarter results.

In connection with the sale of the Group’s 50% interest in Teesside Gas Transportation Ltd and Teesside Power Ltd, the Group received counter guarantees from Enron Corp. for guarantees that it had given (and which currently remain in place) for certain pipeline capacity and gas purchase contracts. While the two businesses for which ICI have provided these guarantees continue to operate normally, Enron Corp. has filed for Chapter 11 bankruptcy protection in the United States. As of 31 December 2004, the estimate of the Group’s maximum potential liability under these guarantees was £312m.

The extent to which ICI will be required in the future to incur costs under any of the indemnifications, warranties, guarantees or contracts discussed above or any similar contractual provision which the Group entered into in connection with its disposal programme, is not predictable and, if the Group should incur such costs, the costs could have an adverse effect on results of operations, cash flow and financial condition.

Risks associated with the Group’s international operations could adversely affect its results of operations.

ICI is an international business with operations located in over 50 countries and conducts business in many currencies. These operations are subject to the risks associated with international operations which include:

•	slowdown or recession in global, regional or national economic growth;

•	tariffs and trade barriers;

•	exchange controls;

•	fluctuations in national currencies;

•	social and political risks;

•	national and regional labour disputes;

•	required compliance with a variety of foreign laws, regulations and standards; and

•	the difficulty of enforcing legal claims and agreements through some foreign legal systems.

Furthermore, some of ICI’s businesses are subject to cyclical fluctuations in the industries and economies in which they operate. Finally, like all international businesses, ICI faces the risk of exposure when costs arise in a different currency than sales and the risk arising from the need to translate foreign currency denominated profits into pounds sterling, the Group’s reporting currency. Any of the risks discussed above could adversely affect its results of operations.

Economic, social and political conditions in developing economies could adversely affect the Group’s results of operations and future growth.

ICI has operations in many developing economies in Asia and Latin America, and its strategy includes continuing to expand its business in these regions. However, many developing economies have recent histories of economic, social and political instability brought about by a number of factors, including unexpected changes in local laws, regulations and standards, substantial depreciation and volatility in national currencies, the imposition of trade barriers, and wage and price controls. In particular, ICI’s businesses in Argentina and Brazil have been, and may continue to be, affected by recent economic conditions in those countries. Any of these factors could adversely affect ICI’s results of operations and future growth.

ICI’s exposure to consumer markets exposes it to legal risks, regulation and potential liabilities from product liability claims asserted by consumers which could have an adverse effect on results of operations and financial condition.

A significant proportion of the Group’s products is sold directly or indirectly to end-user consumers, even if the Group does not itself provide these products directly to consumers. This exposure to consumer markets exposes the Group to legal risks, regulation by relevant authorities and potential liabilities to consumers of these products, which may not be covered by the Group’s existing insurance coverage or may exceed its insurance coverage. Any of these factors could have an adverse effect on the Group’s results of operations and financial condition.

Certain companies in the Group are defendants in various lawsuits which, if successfully asserted against them, could have an adverse effect on its results of operations and financial condition.

Certain companies in the Group are defendants in various lawsuits. These lawsuits concern issues such as alleged product liability and contract disputes. For a more detailed discussion of these lawsuits, see note 39 to the consolidated financial statements.

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RISK FACTORS	125

The Glidden Company (“Glidden”), a wholly owned subsidiary of ICI, is a defendant, along with former lead paint and pigment producers as well as other lead product manufacturers and their trade associations, in a number of law suits in the United States. These suits seek damages for alleged personal injury caused by lead-based paint or the costs of removing lead-based paint. An alleged predecessor of Glidden manufactured lead pigments until the 1950s and lead-based consumer paint until the 1960s. Glidden is currently a defendant in four active suits and is also named in three unserved cases. Glidden is unable to quantify the amount being claimed although the suits are likely to involve substantial claims for damages. Rulings adverse to Glidden or other defendants could lead to additional claims.

The successful assertion of claims made under these or other current or future lawsuits could have an adverse effect on the Group’s results of operations and financial condition.

Violations of environmental, health and safety and other laws, regulations and standards could restrict the Group’s operations, expose it to liability, increase its costs and have an adverse effect on its results of operations, cash flow and financial condition.

ICI is subject to a broad range of laws, regulations and standards in each of the jurisdictions where it operates, relating to pollution, the health and safety of employees, protection of the public, protection of the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. These regulations and standards are becoming increasingly stringent.

In the ordinary course of business ICI is subject to inspections and monitoring by the appropriate enforcement authorities. ICI also requires relevant permits and approvals for its operations which require compliance with their terms and which may be subject to renewal, modification and, in some circumstances, revocation.

It is the Group’s policy to require that its subsidiaries comply with relevant laws, regulations and standards. However, violations of applicable laws, regulations and standards, in particular provisions of environmental, health and safety laws (including spills or other releases of hazardous substances to the environment) or of permit or approval requirements, could result in restrictions on the operation of the Group’s facilities, damages, fines or other sanctions, increased costs of compliance as well as reputational damage. ICI is also subject to environmental laws and regulations, principally in respect of soil and groundwater remediation, that in the future may require it to take action to correct effects on the environment of prior disposal or release of chemical substances by the Group or other parties.

ICI has established provisions in respect of future environmental, health and safety liabilities that are not covered by enforceable indemnities from third parties, for which expenditure is probable and the cost of which can be estimated within a reasonable range of outcomes. These actual and potential liabilities, however, are inherently difficult to predict and to quantify. Existing provisions could therefore be inadequate to cover these liabilities, and additional costs to meet such actual and potential obligations could have an adverse effect on the Group’s results of operations, cash flow and financial condition.

ICI has given undertakings and guarantees relating to pension funds, including the solvency of the ICI UK Pension Fund, which could have an adverse effect on its results of operations and cash flow.

ICI provides retirement benefits for the majority of its former and current employees through a variety of defined benefit and defined contribution schemes. These include the ICI UK Pension Fund (“Fund”), which is ICI’s largest defined benefit scheme and which, at 31 December 2004, had liabilities of approximately £6.9bn. This fund accounts for approximately 85% of ICI’s retirement benefit schemes by asset value and projected benefit terms and covers approximately 76,500 former and current employees in the UK. ICI guarantees the solvency of the Fund.

On 16 October 2003, ICI announced the completion of the triennial valuation of the Fund . The valuation concluded that as of 31 March 2003, the ICI UK Pension Fund had a deficit for funding purposes of £443m and a solvency ratio of 93%.

ICI has agreed to make top-up contributions to the Fund of £62m per year for nine years from 2004 and has provided an asset-backed guarantee, via a wholly owned subsidiary specifically incorporated to provide the guarantee, for £250m to support its commitments to the Fund. Such asset-backed guarantee is secured by way of a fixed and floating charge over the assets of the subsidiary.

At 31 December 2004, over 84% of the Fund’s assets were invested in investment grade fixed-interest and index linked securities or cash. The balance of the Fund’s assets were invested mainly in equities.

Accordingly, ICI is exposed to the financial performance of its retirement benefit schemes and particularly to the financial performance of the ICI UK Pension Fund. In certain circumstances, ICI may be required to increase its top-up contributions to the Fund. This could have an adverse impact on the Group’s results of operations and cash flow.

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126	SHAREHOLDER INFORMATION

Shareholder information

Trading market for Ordinary Shares
The authorised share capital of the Company comprises 1,400,000,000 Ordinary Shares of £1 each. At the close of business on 31 December 2004, 1,191,232,201 Ordinary Shares were in issue.

The principal trading market for the Company’s Ordinary Shares is the London Stock Exchange. ADSs (each representing four Ordinary Shares) evidenced by ADRs issued by Citibank, as depositary, are listed on the New York Stock Exchange.

	Total	In the
		United States

Number of record holders of:

Ordinary Shares as at 1 January 2005	151,832	700

ADSs as at 14 February 2005	2,263	2,208

As of 14 February 2005 the proportion of Ordinary Shares represented by ADSs was 8.5% of the Ordinary Shares in issue.

The following table shows, for the years and months indicated, the reported high and low middle market values for the Company’s Ordinary Shares on the London Stock Exchange and the reported high and low sale prices of ADSs on the New York Stock Exchange:

	£1 Ordinary Shares		ADSs
	Year/month	Year/month	Year/month	Year/month
	high	low	high	low
	£	£	US$	US$

Year

2000	6.74	3.54	45.19	20.44

2001	5.57	2.83	33.19	17.16

2002	4.30	2.03	19.90	12.85

2003

First quarter	2.38	0.92	15.43	6.00

Second quarter	1.48	0.90	9.86	5.82

Third quarter	2.10	1.22	13.20	8.36

Fourth quarter	2.13	1.69	14.39	11.39

Year	2.38	0.90	15.43	5.82

2004

First quarter	2.47	1.94	18.60	14.25

Second quarter	2.36	1.93	17.31	13.65

Third quarter	2.32	2.05	16.81	14.86

Fourth quarter	2.41	2.07	18.58	15.08

Year	2.47	1.93	18.60	13.65

2004

July	2.29	2.05	16.79	15.10

August	2.32	2.13	16.81	15.65

September	2.21	2.07	15.94	14.86

October	2.24	2.10	15.98	15.08

November	2.40	2.13	18.15	15.71

December	2.41	2.29	18.58	17.50

2005

January	2.42	2.31	18.04	17.31

February (through to 14 February 2005)	2.78	2.32	21.06	17.57

The share price on 14 February 2005 was £2.78; the ADR price was $21.06.

On 4 February 2002 ICI announced a seven for eleven Rights Issue. Dealings in nil paid Ordinary Share rights and ADS rights began on 26 February 2002.

Defaults, dividend arrearages and delinquencies
(a)	There has been no material default in the payment of principal, interest, a sinking or purchase fund instalment, or any other material default with respect to any indebtedness for or in respect of monies borrowed or raised by whatever means of the Company or any of its significant subsidiaries.

(b)	There have been no arrears in the payment of dividends on and no material delinquency with respect to any class of preferred stock of any significant subsidiary of the Company.

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SHAREHOLDER INFORMATION	127

Analyses of shareholdings
The following tables analyse the holdings of Ordinary Shares at the end of 2004:

By size of account	Number
	of Ordinary	Number
	shareholders’	of shares
Size of holding	accounts	(millions)%

1-250	65,957	7	1

251-500	33,327	12	1

501-1,000	26,941	20	2

1,001-5,000	22,918	45	3

5,001-10,000	1,274	9	1

10,001-50,000	707	15	1

50,001-1,000,000	557	142	12

Over 1,000,000	151	941	79

All holdings	151,832	1,191	100

By category

%

UK

Pension funds	22

Life assurance	8

Mutual funds	15

Individuals	13

Others	7

65

Overseas	35

100

In addition to the number of registered shareholders shown, there are approximately 14,000 holders of ADRs. The ADRs, each of which evidences one ADS, which represents four £1 Ordinary Shares, are issued by Citibank Shareholder Services.

Control of Company
(a)	So far as the Company is aware, it is neither directly nor indirectly owned or controlled by one or more corporations.

(b)	(i) Set out below is information regarding interests in the Company’s £1 Ordinary Shares appearing in the Register of Interests in Shares maintained by the Company:

	As at 10 February 2003		As at 9 February 2004		As at 14 February 2005
Identity of Group	Amount	Per cent	Amount	Per cent	Amount	Per cent
	owned	of class	owned	of class	owned	of class
	(number		(number		(number
	of shares)		of shares)		of shares)
	millions		millions		millions

Citibank Shareholder Services*	n/a	n/a	n/a	n/a	101.7	8.53

Barclays PLC	n/a	n/a	112.5	9.45	101.4	8.51

Brandes Investment Partners LLC	103.7	8.71	102.0	8.56	94.3	7.91

Standard Life Investments Ltd	n/a	n/a	44.7	3.75	55.4	4.64

Capital International Limited	n/a	n/a	n/a	n/a	46.3	3.74

Legal & General Investment Management	n/a	n/a	44.3	3.72	44.6	3.74

Morley Fund Management Ltd	n/a	n/a	n/a	n/a	36.1	3.03

JPMorgan Chase Bank*	110.9	9.31	107.4	9.01	n/a	n/a

Artisan Partners LP	37.4	3.14	82.0	6.89	n/a	n/a

Franklin Resources Inc	44.9	3.77	n/a	n/a	n/a	n/a

*	This interest relates to ADRs issued by JPMorgan Chase Bank and by Citibank Shareholder Services, when acting in respective periods as Depositary; ADRs evidence ADSs.

No other person held an interest in shares, comprising 3% or more of the issued Ordinary Share Capital of the Company, appearing in the Register of Interests in Shares maintained under the provisions of Section 211 of the Companies Act 1985.

The voting rights of the major shareholders, listed in the table above, do not differ from those of any other shareholder of the Company’s Ordinary Shares.

(ii)	As of 14 February 2005 the total amount of the Company’s voting securities owned by Directors and Officers of ICI, as a group, was:

Title of class	Amount	Per cent
	owned	of class
	(number of
	shares)

Ordinary Shares	615,430	0.052

(iii) During the period from 31 December 2004 to 14 February 2005 there were no changes in the beneficial or non-beneficial interests of the Directors in the Ordinary Share Capital of the Company other than in respect of Mr D C Hamill who purchased 3,000 ICI Shares on10 February 2005.

(c)	The Company does not know of any arrangements the operation of which might result in a change in control of the Company.

Exchange controls and other limitations affecting security holders
(a)	There are no governmental laws, decrees or regulations in the UK restricting the import or export of capital or affecting the remittance of dividends, interest or other payments to non-resident holders of the Company’s Ordinary Shares or ADSs. However, a 1.5% stamp duty reserve tax is payable upon the deposit of ICI Ordinary Shares in connection with the creation of, but not subsequent dealing in, ADRs. This is in lieu of the normal 0.5% stamp duty on all purchases of Ordinary Shares.

(b)	There are no limitations under English Law or the Company’s Memorandum and Articles of Association on the right of non-resident or foreign owners to be the registered holders of and to vote Ordinary Shares of the Company.

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128	SHAREHOLDER INFORMATION

Shareholder information continued

Taxation
The following discussion is intended as a general guide only. Shareholders who are in any doubt with regard to tax matters, or who are resident in countries other than the USA should consult their tax adviser.

The Double Taxation (Income) Convention of 1975 (“the Old Convention”) between the United Kingdom and the United States has been renegotiated and a new Convention (“the New Convention”) signed on 24 July 2001 has been ratified by the US and UK governments. The New Convention has come into force. The Old Convention ceased to apply to any dividends paid after 1 May 2003.

The following summary of the principal UK and certain US tax consequences of ownership of Ordinary Shares or ADSs, held as capital assets by US resident shareholders is based on current UK and US Federal tax law and practice and in part on representations of the Depositary for ADSs and assumes that each obligation in the deposit agreement among the Company, the Depositary and the holders from time to time of ADSs and any related agreement will be performed in accordance with its terms.

Taxation of dividends paid to US Shareholders
An individual shareholder who is resident in the UK for UK tax purposes and who receives a dividend from the Company is entitled to claim a tax credit in the UK against his/her income tax liability attributable to the dividend.

US resident shareholders should note that under the New Convention no foreign tax credit is available in respect of any associated tax credit or UK withholding with respect to any dividend payment.

No dividends received deduction is allowed to US resident corporate shareholders with respect to dividends paid by the Company.

Subject to applicable limitations that may vary depending upon a US resident shareholder’s individual circumstances, dividends paid to non-corporate US resident shareholders in taxable years beginning before 1 January 2009 will be taxable at a maximum tax rate of 15%. Non-corporate US resident shareholders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

Taxation on capital gains
In certain circumstances, when a shareholder in the UK sells shares, liability to tax in respect of capital gains is computed by reference to the market value of the shares on 31 March 1982. The market value of ICI Ordinary Shares at 31 March 1982, for the purposes of capital gains tax, was 309p.

ICI and Zeneca demerged on 1 June 1993. Post-demerger ICI shares inherited a base cost for capital gains equivalent to 0.50239 of their pre-demerger base cost.

For the purposes of UK taxation of capital gains (“CGT”), the issue of new ICI shares in the 2002 rights issue was regarded as a reorganisation of the share capital of ICI. New shares acquired by taking up an entitlement under the rights issue were treated as the same asset as, and having been acquired at the same time as and at the same aggregate cost as, the prior holding of ICI shares. The subscription money for the new shares was added to the base cost of the existing holding. (In the case of shareholders within the charge to corporation tax, indexation allowance applies to the amount paid for the new shares only from the date the amount was paid or liable to be paid.)

Under the New Convention each contracting state may, in general, tax capital gains in accordance with the provisions of its domestic law. Under present UK law, individuals who are neither resident nor ordinarily resident in the UK, and companies which are not resident in the UK will not generally be liable to UK tax on capital gains made on the disposal of their Ordinary Shares or ADSs, unless such Ordinary

Shares or ADSs are held in connection with a trade, profession or vocation carried on in the UK through a branch or agency. However, an individual who is temporarily resident outside the UK may, in certain circumstances, be subject to tax on gains realised whilst he or she is resident outside the UK.

A US resident shareholder will recognise capital gain or loss for US federal income tax purposes on the sale or exchange of the Ordinary Shares or ADSs in the same manner as on the sale or exchange of any other shares held as capital assets. Any gain or loss will generally be US source income or loss. US resident shareholders should consult their own tax advisers about the treatment of capital gains.

UK inheritance tax
Under the current Double Taxation (Estates) Convention (the “Estate Tax Convention”), between the US and the UK, Ordinary Shares or ADSs held by an individual shareholder who is domiciled for the purposes of the Estate Tax Convention in the US, and is not for the purposes of the Estate Tax Convention a national of the United Kingdom, nor resident in the UK for seven out of the last ten tax years, will generally not be subject to the UK inheritance tax on the individual’s death nor on a chargeable gift of the Ordinary Shares or ADSs during the individual’s lifetime provided that any applicable US federal gift or estate tax liability is paid, unless the Ordinary Shares or ADSs are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK. Where the Ordinary Shares or ADSs have been placed in trust by a settlor who, at the time of settlement, was a US resident shareholder, the Ordinary Shares or ADSs will generally not be subject to UK inheritance tax unless the settlor, at the time of settlement, was not domiciled in the US or was a UK national. In the exceptional case where the Ordinary Shares or ADSs are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax Convention generally provides for double taxation to be relieved by means of credit relief.

Incorporation of the Company
Imperial Chemical Industries PLC was originally incorporated in the United Kingdom and registered in England, under the Companies Acts, 1908 to 1917 on 7 December 1926 as a limited company. It was re-registered under the Companies Acts, 1948 to 1980 as a public limited company on 30 June 1981.

Memorandum and Articles of Association
A summary of certain provisions of the Company’s Memorandum and Articles of Association was filed with the Company’s report to the SEC on Form 20-F for the year ended 31 December 2003.

Registered Office
20 Manchester Square
London W1U 3AN
Telephone +44(0)20 7009 5000

Annual Report on Form 20-F 2004
The information in this report comprises the Annual Report and Accounts of the Company in accordance with United Kingdom requirements, certain portions of which will be included in the Annual Report on Form 20-F that will be filed with the SEC for the year ended 31 December 2004. Unless specifically otherwise indicated, this report has been prepared as at 17 February 2005, the date on which the Directors presented their Annual Report and Accounts and on which the independent auditors issued their opinion in compliance with UK requirements.

When the Annual Report on Form 20-F for the year ended 31 December 2004 is filed with the SEC, certain information contained in this report may be updated or supplemented.

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SHAREHOLDER INFORMATION	129

Quarterly results
Unaudited trading results of the ICI Group for 2005 are expected to be announced as follows:

First quarter	5 May 2005
Half year	4 August 2005
Nine months	3 November 2005
Full year	9 February 2006

Dividend payments
A second interim dividend for the year 2004, which the Annual General Meeting will be asked to confirm, is payable on 15 April 2005 to Ordinary shareholders registered in the books of the Company on 4 March 2005. Dividends are normally paid as follows:

First interim:	Announced with the Half year results and paid in early October;

Second interim:	Announced with the Full year results and paid in mid- to late April.

Registrar and Transfer Office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone: 0870 600 3993

Dividend mandate
Any shareholder wishing dividends to be paid directly into a bank or building society account should contact the Registrar for a dividend mandate form. Dividends paid in this way will be paid through the Bankers Automated Clearing System (BACS).

Share dealing service
The Company has arranged a share dealing service through The Share Centre Limited, a member of the London Stock Exchange, under which existing and new shareholders may buy or sell ICI shares. Further information may be obtained from:

The Share Centre Limited
PO Box 2000
Aylesbury
Buckinghamshire HP21 8ZB
Telephone: 01296 414 144

The publication of the information above in relation to the share dealing service has been approved for the purposes of Section 21 of the Financial Services and Markets Act 2000 by The Share Centre Limited, which is regulated by the Financial Services Authority.

ADR Depositary
Citibank Shareholder Services is Depositary for ICI’s American Depositary Receipts. Shareholder enquiries may be directed to:

Citibank Shareholder Services
PO Box 4307
Providence, RI 02940
USA
Toll Free Number: (US Calls) 1–877–CITI–ADR (1–877–248–4237)
Web Inquiries to: www.citibank@shareholders–online.com

Documents on display – Securities and Exchange Commission
ICI files annual, semi-annual and special reports and other information with the SEC. Any document that ICI files may be read and copied at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, USA. Please call the SEC at +1–800–732–0330 for further information or view reports filed since 4 November 2002 online at www.sec.gov.

The ADSs representing ICI’s Ordinary Shares are listed on the NYSE and ICI’s Ordinary Shares are listed on the Official List of the Financial Services Authority and traded on the London Stock Exchange. Reports and other information about the Group that ICI has filed pursuant to the rules of the NYSE, the Financial Services Authority and the London Stock Exchange are available via those bodies.

A copy of each report filed within the preceding 12 months can also be inspected by any shareholder or ADR holder during normal business hours at the offices of the Company at 20 Manchester Square, London, W1U 3AN.

Exchange rates
The following table sets forth, for the years, months and dates indicated, the noon buying rate in New York City for cable transfers in pounds sterling as certified by the Federal Reserve Bank of New York for customs purposes (the “noon buying rate”):

	Highest	Lowest	Average	At
	rate	rate	rate	31 Dec
	during	during	during
US$ to pound sterling (£) (1)	period	period	period
Year			(2) (3)	(2)

2000	1.65	1.40	1.51	1.50

2001	1.50	1.37	1.44	1.45

2002	1.61	1.41	1.50	1.61

2003	1.78	1.55	1.64	1.78

2004	1.95	1.77	1.84	1.92

2004

August	1.85	1.79

September	1.81	1.77

October	1.84	1.78

November	1.83	1.91

December	1.95	1.91

2005

January	1.91	1.86

February (as of 14 February)	1.89	1.86

The noon buying rate on 14 February 2005 was $1.89 = £1

(1)	All figures have been taken directly or derived from figures released through the Public Information Office of the Federal Reserve in Washington, D C or New York City.

(2)	The noon buying rate on such dates differed from the rates used in preparation of the Group’s financial statements as of such dates.

(3)	The average is the average of the noon buying rate on the last day of each month during the period indicated.

Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the US dollar equivalent of the pound sterling prices of the Ordinary Shares of Imperial Chemical Industries PLC on the London Stock Exchange and, as a result, will affect the market prices of ADSs on the NYSE. Cash dividends, if any, will be paid by the Company in respect of Ordinary Shares in pounds sterling, and exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs on conversion by the Depositary of such dividends.

A substantial proportion of the Group’s assets, liabilities, revenues and expenses are denominated in currencies other than pounds sterling. Accordingly, fluctuations in the value of the pound sterling relative to other currencies can have a significant effect on the translation into sterling of non-sterling assets, liabilities, revenues and expenses (see Operating and financial review, pages 23 and 24).

ICI ANNUAL REPORT AND ACCOUNTS 2004

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130	DEFINITIONS

Definitions

In this document the following words and expressions shall, unless the context otherwise requires, have the following meanings:

ADR	American Depositary Receipt evidencing title to an ADS

ADS	American Depositary Share representing four underlying Ordinary Shares of the Company

bn	billion – 1,000 million

Company	Imperial Chemical Industries PLC

Comparable performance	References to “comparable” performance excludes the effect of currency translation differences and the impact of acquisitions and divestments on the results reported by the International Businesses. Performance is measured on a consistent basis over two or more financial periods. Comparable results for both 2004 and 2003 are translated at constant exchange rates, which equate to the annual average exchange rates for 2003 and exclude the results of divested businesses and the impact of acquired businesses from the relevant periods.

Demerger	The Demerger of Zeneca Limited and its subsidiaries from the ICI Group

Depositary	Citibank Shareholder Services, as depositary under the deposit agreement pursuant to which the ADRs are issued

Directors	The Directors of Imperial Chemical Industries PLC

Earnings before interest, tax,
depreciation and amortisation (EBITDA)	ICI defines EBITDA as profit before interest, tax, depreciation, goodwill amortisation and exceptional items. ICI’ s total depreciation before exceptional asset write-downs was £169m (2003 £191m; 2002 £196m). Management believes EBITDA serves as an important financial indicator, however, EBITDA should not be considered in isolation, or as an alternative to operating profit or net profit or cash flow from operating activities, in each case, determined in accordance with UK or US GAAP as appropriate.

Effective tax rate	Effective tax rate is calculated as taxation (excluding tax on exceptional items) divided by profit before tax, before exceptional items and goodwill amortisation.

ESOP	Employee share ownership plans, of which the principal plans are the 2004 Executive Share Option Plan, the 1994 Senior Staff Share Option Scheme, the 1994 Stock Appreciation Rights Plan, the Performance Growth Plan and the Performance Share Plan.

FRS	Financial Reporting Standard (UK)

ICI, ICI Group or the Group	Imperial Chemical Industries PLC and its subsidiaries

Interest cover	Calculations of interest cover are based on the sum of the Group’ s operating profit before exceptional items and goodwill amortisation, and net associated company income (associate operating profit less share of net interest payable by associates) divided by ICI’ s interest cost (excluding associate interest).

London Stock Exchange	London Stock Exchange plc

m	million

NYSE	New York Stock Exchange

Ordinary Shares	Ordinary shares of £1 each in the capital of Imperial Chemical Industries PLC

pound sterling, £, pence or p	Refers to units of UK currency

SEC	The United States Securities and Exchange Commission

SFAS	Statement of Financial Accounting Standards (US)

Trading profit	ICI defines trading profit as operating profit before exceptional items and goodwill amortisation.

Trading margin	Trading profit, expressed as a percentage of sales.

UK or United Kingdom	United Kingdom of Great Britain and Northern Ireland

US dollar, dollar, US$ or $	Refers to units of US currency

USA or US or United States	United States of America

Zeneca	(a) in relation to the period prior to the Demerger becoming effective, the pharmaceuticals, agricultural chemicals, seeds, specialty chemical and biological products businesses and companies transferred by the ICI Group to Zeneca Limited; and

(b) in relation to the period after the Demerger becoming effective, Zeneca Group PLC and its subsidiaries

Figures in parentheses in tables and financial statements are used to represent negative numbers.

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DEFINITIONS	131

Definitions used in computation of Group Financial Targets

Comparable sales growth	Sales growth compared to prior period excluding the effects of currency translation differences and the impact of acquisitions and divestments.

Trading margin	Trading profit expressed as a percentage of sales.

Group earnings per Ordinary Share	Group profit after tax and minority interests divided by the weighted average number of shares in issue (less the weighted average number of shares held by the Group’ s employee share plans) during the period.

Return on average net assets (RONA)	Trading profit as a percentage of average net operating assets excluding goodwill.

Return on capital employed (ROCE)	Group trading profit after goodwill amortisation, before exceptional items, after restructuring amortisation* and after a tax charge† for the last twelve months divided by the average of capital employed for this current period end and that of the twelve months previously; expressed as a percentage.

Notes:
	*	Cash expenditure on restructuring is capitalised in each year that expenditure occurs and is then amortised over three years starting on 1 January following the year of the expenditure.

	†	A tax charge is applied to the Group trading profit (before goodwill amortisation and after restructuring amortisation) using the Group’ s effective tax rate for the year (2004: 28%, 2003: 29%).

Capital employed	ICI defines capital employed as net operating assets plus net operating exceptional items.

Net operating assets	Tangible fixed assets plus goodwill on acquisitionsø plus operating working capital.

	ø	Goodwill on acquisitions relates to goodwill capitalised on the Group balance sheet and, therefore, excludes goodwill arising prior to 31 December 1997 (largely that arising on the acquisition of the Unilever Speciality Chemical businesses) which has been charged directly to reserves.

Net operating exceptional items	For financial ratio calculation purposes only, this is defined as: Asset write downs arising on restructuring plus cash cost of restructuring before tax and after amortisation: for financial ratio purposes only, cash expenditure is capitalised in each year that expenditure occurs and is then amortised over three years starting on 1 January following the year of expenditure.

ICI ANNUAL REPORT AND ACCOUNTS 2004

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132	INDEX

Index

	(Notes)	Pages
Accounting
policies		58-59
standards	(1)	64
UK/US GAAP	(42)	109
Acquisitions	(28)	93
American Depositary Receipts		129-130
Annual General Meeting		42
Asset lives		58
Associates
accounting policy		59
principal associates	(14)	81
share of profits	(6)	20, 73
Audit Committee membership		38
Auditor (Independent Auditor)
remuneration	(38)	42, 106
report		56
Balance sheets		62
Board committees		36
Board of Directors		32-34
Borrowings, short-term	(18)	83
Business
description		9-19
reviews – 2004		26-29
Capital
expenditure	(27)	29, 93
commitments	(39)	107
expenditure by business	(4)	29, 68
expenditure and financial
investment (cash)	(27)	93
Capital gains tax, shareholders’		128
Cash and short-term borrowings (33)		96
Cash flow
commentary		21-22
group statement		63
inflow from operating	(25)	92
US GAAP	(42)	114
Chairman’ s and the Chief
Executive’ s statement		2-3
Charitable donations		42
Contingent liabilities	(39)	59, 107
Corporate governance		36-40
Counterparty credit risk		24
Creditors	(19)	83
Critical accounting policies		24-25
Currencies
accounting policy		58
Debt (net) – analysis	(32)	96
Debtors	(16)	82
Deferred taxation	(8, 21)	74, 86
Definitions		130-131
Depreciation
accounting policy		58
by class of business	(4)	68
Directors’
biographies		32-34
long-term incentive plan		44, 48
remuneration	(2)	43-54, 65
report		41-42
responsibilities		55
	(Notes)	Pages
Directors’
retirement benefits		51
share options		49-50
shareholdings		52
Disposals	(30)	59, 94
Dividends
paid, payable	(9)	76
payment dates	(9)	76
Earnings per Ordinary Share	(10)	77
Employee share ownership
plan accounting policy		59
Employees
numbers and costs	(35)	98
pensions	(36)	99-101
principles		41
Environment
accounting policy		59
commentary		31
contingencies	(39)	107
creditors	(19)	83
provisions	(21)	86
Exceptional items	(3)	66-67
Executive management team		35
Financial
highlights		1
objectives		7
review		20-26
selected data		119-121
Financial derivatives
accounting policy		58-59
hedging	(20, 37)	22, 23,
		85, 102
Financial risk management	(37)	22, 102
Financing	(31)	95
Fixed assets
intangible	(11)	78
tangible	(12)	79
Going concern		42
Goodwill
accounting policy		59
reserves, charge to	(24)	91
Government regulations		30
Intellectual property		29
Interest payable (net)	(7)	73
Internal control
corporate governance		38
Investments
accounting policy		59
current assets	(17)	83
participating, other	(14)	81
short-term deposits	(17)	83
subsidiaries	(13)	80
International Financial
Reporting Standards		25, 122
Leases	(34)	97
Liquid resources	(29)	93
Loans	(20)	84
National Starch business		9-12, 26
Notes to accounts		64-117
Operating and financial review
financial review		20-25
US GAAP		25-26
business review – 2004		26-29
	(Notes)	Pages
Operating assets (net)
by class of business	(4)	70
by geographic area	(4)	71
Operating costs	(5)	72
Operating profit	(5)	72
Paints business		16-18, 28
Payment to suppliers		42
Pension costs
accounting policy		58
charge/provision	(36)	99
Political donations		42
Post balance sheet events	(41)	108
Post-retirement benefits	(36)	99
Profit and loss account		60-61
Profit
by class of business	(4)	68
by geographic area	(4)	69
Provisions for liabilities
and charges	(21)	86
Quest business		12-14, 27-28
Raw materials		29
Recognised gains and losses		60-61
Regional and Industrial		19, 29
Registrar		129
Related party transactions	(40)	25, 108
Remuneration Committee
membership		37, 53
report		43-54
Research and development	(5)	30, 58, 72
Reserves	(24)	91
Restructuring	(22)	87
Returns on investments	(26)	93
Safety, health, environment		30-31
Share capital	(23)	89
Shareholders’ funds		22, 63
Shareholders’ information		126
Shareholdings – analysis		127
Share options	(23)	89-90
Share premium account	(24)	91
Stocks
accounting policy		59
analysis	(15)	82
Strategy		7-8
Subsidiaries
investment	(13)	80
principal undertakings		118
Substantial interests		127
Taxation
accounting policy		59
analysis	(8)	74
commentary		20
Treasury policies		22
Turnover
accounting policy		58
by class of business	(4)	68
by geographic area	(4)	69
by customer location	(4)	71
Uniqema business		14-15, 28
US GAAP	(42)	109

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FORWARD-LOOKING STATEMENTS	133

Forward-looking statements
This Annual Report and Accounts contains statements concerning the Group’s business, financial condition, results of operations and certain of the Group’s plans, objectives, assumptions, projections, expectations or beliefs with respect to these items. These statements are intended as forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning:

•	the Group’s strategy and its ability to achieve it;

•	the benefits of the restructuring programmes in the Group’s businesses;

•	the Group’s net debt;

•	the Group’s credit rating;

•	expectations regarding sales, operating profit and growth;

•	plans for the launch of new products and services;

•	the impact of regulatory initiatives on operations and costs;

•	the Group’s possible or assumed future results of operations;

•	capital expenditure and investment plans;

•	adequacy of capital;

•	financing plans; and

•	statements preceded by, followed by, or that include the words “believe”, “expect”, “intend”, “will”, “plan”, “anticipate”, “goal”, “aim”, “seek” or similar expressions.

The Company cautions that any forward-looking statements in this Annual Report and Accounts may and often do vary from actual results and the differences between these statements and actual results can be material. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only at their respective dates. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Annual Report and Accounts, including, without limitation, changes in the Group’s business or acquisition or divestment strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things:

•	the impact of competitive products and pricing;

•	changes in the price of raw materials;

•	the occurrence of major operational problems;

•	the loss of major customers;

•	limitations imposed by the Group’s indebtedness and leverage;

•	a credit rating downgrade by the rating agencies;

•	contingent liabilities, including those arising in connection with disposed businesses;

•	risks associated with the Group’s international operations;

•	risks of litigation; and

•	other factors described in the Company’s filings with the Securities and Exchange Commission.

You should read “Risk Factors” on pages 123 to 125 for more information regarding factors that could cause actual results and developments to differ from those expressed or implied by the forward-looking statements in this document.

This report is the Annual Report and Accounts of the Company for the year ended 31 December 2004. It comprises the Annual Report and Accounts of the Company in accordance with United Kingdom requirements, certain portions of which will be included in the Annual Report on Form 20-F that will be filed with the United States Securities and Exchange Commission. Unless specifically otherwise indicated, this report has been prepared as at 17 February 2004, the date on which the Directors presented their Annual Report and Accounts and on which the independent auditors issued their opinion in compliance with UK requirements.

When the Annual Report on Form 20-F for the year ended 31 December 2004 is filed with the SEC, certain information contained in this report may be updated or supplemented.

A summary report for the year, the Annual Review 2004, is produced as a separate document and is issued to shareholders unless they have elected to receive the full Annual Report and Accounts. The Annual Review includes a statement from the Chairman and Chief Executive, a summary review of activities, Summary Remuneration Report and Summary Financial Statement.

Words within single quotation marks, the letters ICI, the Roundel Device, The Vital Ingredient, Dulux, Cuprinol, Glidden, Hammerite, National Starch, Quest, Uniqema, Alco, Ablestik, Acheson, Emerson & Cuming, Purbond, Tra-con, Elotex, Vinamul, Polycell, Polyfilla, Devoe, Valentine, Coral, Alba, Xyladecor, Alabastine and Cuprinol Rollable are all trademarks of the ICI Group of companies.

Beyond Paradise Men, Truestar, Curious, Echo Women are non-ICI trademarks.

Auditor:
KPMG Audit Plc,
8 Salisbury Square,
London EC4Y 8BB

Registered Office:
20 Manchester Square,
London W1U 3AN
Telephone: +44(0)20 7009 5000

PRINTED IN ENGLAND: St Ives Westerham Press

ICI ANNUAL REPORT AND ACCOUNTS 2004

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annual report and accounts 2004

the vital ingredient